082-03696 Annual Report


09045762

08

M-real

M-real is Europe's leading primary fibre paperboard producer and a major paper supplier. M-real offers its customers' innovative high-performance paperboards and papers for consumer packaging, communications and advertising end-uses.






Eau de parfum
50 ml 1.7 FL 02

Consumer Packaging



Office Papers

M-real

M-real is the leading primary fibre paperboard producer and a major paper supplier in Europe. The company's customers include brand owners, carton printers, converters, publishers, printing houses, merchants and office product suppliers.

M-real offers its customers high-quality cartonboards and papers for consumer packaging as well as communications and advertising end uses. M-real communicates its paper and board product specific environmental data through Paper Profile declarations. All mills have ISO 9001 quality and ISO 14001 environmental certifications. In 2007, M-real introduced the carbon footprint calculations to report individual products' climate impact.

M-real's business areas are Consumer Packaging, Office Papers and Other Papers. The reporting structure includes also the Market Pulp and Energy segment.

M-real is headquartered in Finland. M-real's annual sales totalled EUR 3.2 billion in 2008 and it has about 6,500 employees. M-real is part of Metsäliitto Group and its A and B shares are listed on the NASDAQ OMX Helsinki Ltd.

Consumer Packaging

M-real's Consumer Packaging is Europe's leading producer of primary fibre paperboard. Additionally, the business area produces speciality papers, e.g. wallpaper base papers. Consumer Packaging renewed its cartonboard concept in spring 2008. The cartonboard products under the new LITE4U concept are light and consistent and they have similar surface properties as heavier boards. The LITE4U grades are Carta Integra, Carta Elega, Carta Solida, Avanta Prima and Simcote. Carta Elega is a totally new grade.

Consumer Packaging's service offering includes quick availability of sheeted board, technical services, seminars and training. Integrated Brand Packaging (IBP) offers print management, packaging procurement and carton design services in Asia.

Consumer Packaging's seven mills located in Finland are Joutseno, Kaskinen, Kemiart Liners, Kyro, Simpele, Tako and Äänekoski. Consumer Packaging's annual sales totalled EUR 1,061 million and the deliveries were about 1,35 million tonnes. Consumer Packaging's has approximately 1,600 employees.

SHARE OF TOTAL SALES

34%





Other Papers



Market Pulp and Energy

Office Papers

M-real's Office Papers produces, markets and sells high quality uncoated fine papers. Office Papers' products are used for printing and copying, as well as for forms, envelopes, manuals and various business communications. Paper is sold in the form of cut size, reels and folio sheets.

Office Papers reels are sold directly to converters or printers. Cut size papers are sold to paper merchants, original office equipment manufacturers and office product resellers. Office Papers' main brands are Data Copy, Evolve and Modo Papers.

Office Papers' mills are located in Husum, Sweden and in Alizay, France. Office Papers' annual sales totalled EUR 804 million and the deliveries were about 1,1 million tonnes. Office Papers has approximately 1,500 employees.

SHARE OF TOTAL SALES

26%



Other Papers

M-real's Other Papers produces mainly speciality papers for labels, forms, graphical applications and communications and advertising end uses. The best known brand is the cast coated paper and board CHROMOLUX, which is the European market leader. Other brands include e.g. medley, Spectral and ZETA.

Other Papers' Reflex and Gohrsmühle mills are located in Germany and Hallein mill in Austria.

Other Papers' annual sales totalled EUR 622 million and the deliveries were about 0,7 million tonnes. Other Papers has approximately 2,000 employees.

SHARE OF TOTAL SALES

20%



Market Pulp and Energy

M-real's Market Pulp and Energy segment includes pulp sales to external parties. After the Graphic Papers divestment closed at year end 2008 most of the external pulp sales are to Sappi based on a long-term contract. The segment also includes energy sales from the pulp mills or through M-real's energy holdings.

Market Pulp and Energy's annual sales totalled EUR 644 million.

SHARE OF TOTAL SALES

20%



Key Figures

	2008	2007	Change (%)
Sales, EUR million	3,236	3,499	-8
Operating result excl. non-recurring items, EUR million	-35	75	
% of sales	-1.1	2.1	
Operating result, EUR million	-61	-49	
% of sales	-1.9	-1.4	
Result from continuing operations before tax, EUR million	-204	-191	
% of sales	-6.3	-5.5	
Result for the period, EUR million	-508	-195	
Return on capital employed, %	-1.3	-0.8	
Return on equity, %	-10.4	-8.5	
Interest-bearing net liabilities, EUR million	1,254	1,867	-33
Gearing ratio, %	152	124	
Net gearing ratio, %	90	99	
Equity ratio, %	30.8	34.4	
Earnings per share, EUR	-1.58	-0.59	
Earnings per share, from continuing operations, EUR	-0.55	-0.51	
Equity per share, EUR	4.05	5.58	-27
Dividend per share, EUR	0.00*	0.06	-100
Market capitalisation 31 Dec., EUR million	232	1,070	-78
Gross capital expenditure, EUR million	128	259	-51
Gross capital expenditure, from continuing operations EUR million	105	208	-50
Cash flow arising from operating activities, EUR million	-97	127	-176
Personnel 31 Dec.	6,546	9,508	-31
Personnel 31 Dec., in continuing operations	6,546	7,241	-10

*) Board of Directors propose that no dividend is paid for the financial year 2008.


Sales
EUR million
6,000
5,000
4,000
3,000
2,000
1,000
0
2004*
2005
2006
2007
2008


Operating result
EUR million
50
0
-50
-100
-150
-200
2004*
2005
2006
2007
2008


Operating result, excluding non-recurring items, EUR million
80
60
40
20
0
-20
-40
2004*
2005
2006
2007
2008


Return on capital employed
%
1
0
-1
-2
-3
-4
-5
-6
2004*
2005
2006
2007
2008

* 2004 does not include the impacts of the Map Merchant and Graphic Papers divestments

M-real cost structure in 2008*



- Delivery costs 14%
- Wood 21%
- Chemicals, pigments and fillers 17%
- Energy 11%
- Other variables 6%
- Wages and salaries 16%
- Other fixed 15%

* Total annual costs in industrial operations approximately EUR 2.5 billion

2008 in brief


JANUARY
FEBRUARY
MARCH
APRIL
MAY
JUNE

M-real Corporation divested its New Thames office paper mill located in Kemsley, UK, to DS Smith Plc for EUR 82 million. As part of transaction it was agreed that DS Smith produces office paper for M-real until the end of 2008 after which DS Smith converts the mill to containerboard production.

BCTMP mill in Lielahti and PM2 at the Kangas mill, producing magazine paper, was decided to be shut down as part of a new profit improvement and complexity reduction programme started in November 2007. The closures reduced the amount of personnel by 137.

The transaction of M-real's New Thames paper mill was closed. M-real does not have significant uncovered pension liabilities in the UK. M-real has been freed from approximately EUR 35 million payment obligations in the years 2008-2015 concerning the pension liabilities and other closure costs of the Sittingbourne mill closed in 2007. The combined impact of the sales agreement and the pension liabilities arrangement on M-real's financial result is positive, about EUR 24 million.

Started in November 2007, the profit improvement and complexity reduction programme target was raised from EUR 100 million to EUR 150 million of annual profit improvements. The full profitability impact will be seen from 2010 onwards as profit improvement and business concept simplification measures are implemented in all business areas.

M-real's asset divestment programme proceeded when M-real and Kymppivoima Oy signed a sales contract according to which M-real sells Kymppivoima 100 000 B2 shares in Pohjolan Voima (PVO) for EUR 80 million. The transaction did not have impact on M-real's self-sufficiency in electricity.

JULY | AUGUST | SEPTEMBER | OCTOBER | NOVEMBER | DECEMBER

[illegible]

M-real fair valued according to IAS 39 its ownership in Pohjolan Voima (PVO) to EUR 439 million.

29 September

M-real announced the sale of its Graphic Papers Business Area to the South African Sappi Limited for an enterprise value of EUR 750 million.

The transaction consideration consists of EUR 480 million in cash and assumed debt, EUR 220 million maximum four-year interest-bearing vendor loan note from Sappi to M-real and EUR 50 million of newly issued shares in Sappi. After the closing of the transaction, M-real's net debt will decrease approximately by EUR 630 million.

The sale comprises the Kirkniemi and Kangas mills in Finland, the Stockstadt mill in Germany and the Biberist mill in Switzerland. As part of the transaction, M-real and Sappi have also entered into a long-term agreement on the supply of pulp and BCTMP and other smaller services and supplies.

At the same time M-real announced, according to its earlier strategic considerations, to be planning the discontinuation of the standard coated fine paper production in the Hallein and Gohrsmühle mills. As a result of this plan, the coated fine paper capacity in Europe is expected to be reduced by approximately 0.6 million tonnes.

31 December

The sale of Graphic Papers business to the South African Sappi Limited was closed.

CEO's review

Dear reader

M-real's strategic review proceeded as planned in 2008. In spring, we achieved our strategic goal of self-sufficiency in pulp when Metsä-Botnia's pulp mill in Uruguay reached its full production capacity in record time. In autumn, we once again showed our responsibility towards the whole industry by taking the lead in the restructuring of the European coated paper industry. The divestment of Graphic Papers business to Sappi for EUR 750 million at the end of the year was the industry's most significant restructuring action of the decade as well as being an extremely important strategic step for M-real.

Through the divestment of Graphic Papers, M-real became a more focused company with a healthier balance sheet. At present, we are the leading producer of primary fibre paperboard and a major paper supplier in Europe. We are now in a clearly better position to develop our current businesses and create new innovations for our customers. Resources to further develop the paperboard business will be increased. Also, new opportunities in the non-European markets will be explored. The new LITE4U cartonboard concept, launched in spring, addresses our customers' needs in terms of efficiency and environmental sustainability without compromising product quality. LITE4U has proven to be a success story and a great platform for further improvements.

We will continue the strategic review of our remaining paper businesses to further improve our financial performance. Standard coated fine paper production at Hallein and Gohrsmühle mills will be discontinued in April 2009. Both mills have been loss-making for a long period of time. In Gohrsmühle the production of speciality papers and uncoated fine paper reels and folio sheets will be expanded. Our vision is to produce paper also in the future, but with a more focused product range.

During the early part of the year, the demand for our products remained reasonably good. However, towards year-end the demand softened clearly in the main European markets. Our internal profit improvement and complexity reduction actions created the expected results; unfortunately, however, the record high cost inflation revoked these achievements. In the second half of the year, a positive development in product pricing was seen mainly due to price increase actions implemented by M-real and other industry players as well as partly due to capacity closures in Europe. The prices of cartonboard and coated magazine and fine papers


1
EXTENSIVE RESTRUCTURING PROGRAMME 10/2006
2
FINNISH RESTRUCTURING PROGRAMME 2/2007
3
DIVESTMENT OF MAP MERCHANT GROUP 6/2007
4
PROFIT IMPROVEMENT AND COMPLEXITY REDUCTION PROGRAMME 11/2007
5
SELF-SUFFICIENCY IN PULP – METSÄ-BOTNIA URUGUAY MILL IN FULL SPEED Q2/2008
6
DIVESTMENT OF GRAPHIC PAPERS 9/2008
7
STRATEGIC REVIEW CONTINUES

were increased successfully. However, the implemented price increases so far are not enough to cover the recent years' cost inflation. To restore the profitability, additional price increases are needed and will thus be sought in 2009.

The year 2009 is going to be challenging due to the severe down-turn of the general economy. Demand seems to develop modestly and the pulp price pressures continue. From our viewpoint, the divestment of Graphic Papers improved our financial position and now enables us to put more emphasis and resources in developing the current businesses further. Since autumn 2008, the euro has weakened compared to the US dollar and, as a result, is gradually bringing out the effects of the earlier implemented price increases in the export markets. Cost inflation seems to be finally easing considerably. Our internal profit improvement and complexity reduction actions will continue. We will also continue to reduce our net debt both by additional divestments and net working capital reduction. Despite the global credit market turbulence, our financing is on a solid ground thanks to the implemented divestments and profit improvements. The main risks relate to the overall economic development in our main markets and the consequences on the board and paper demand. However, after all the extensive capacity closures and recent restructuring actions the industry is better able to cope with the economic downturn than earlier.

The recent years in the paper and board industry have not been easy both for our personnel and shareholders; however, we firmly believe that patience will be rewarded. When the economic cycle once again improves, the more focused M-real will be in a very strong position. We are the largest producer of primary fibre paperboard in Europe and our operations are efficient and streamlined thanks to the successfully implemented internal profit improvement measures.

I would like to express my thanks to M-real's personnel for their strong motivation and commitment. Due to the large-scale restructuring and divestments, 2008 was a very demanding year for all of us. I would also like to thank our shareholders, customers and partners for the year 2008. M-real's future prospects are beginning to look brighter guaranteeing the continuous development of new innovations which, in turn, will also benefit our customers' business. From this, it is good to continue the journey towards a stronger and more profitable M-real.



Mikko Helander
CEO






BUSINESS AREAS

Consumer Packaging

M-real's Consumer Packaging business area is an innovative supplier of high-performance primary fibre-based paperboards, speciality papers and related packaging services. It serves carton printers, converters, brand owners and merchants for end-uses such as beautycare, cigarettes, consumer durables, foods, healthcare, graphics and wallcoverings.

Consumer Packaging's product portfolio includes cartonboards for packaging and graphics applications, coated and uncoated white top liners for corrugated packaging applications, wallpaper base and speciality papers for flexible packaging and labelling.

The total offering also includes services such as the quick availability of sheeted board, technical services, seminars and training. Integrated Brand Packaging (IBP) offers print management, packaging procurement and carton design services in Asia.

Folding boxboard capacity shares in Europe 2008


M-real
30%
Stora Enso
27%
Holmen
10%
Cascades
7%
International Paper
7%
0
200
400
600
800
Capacity: 1,000 tonnes/year

Source: M-real, Pöyry

Key figures	2008	2007	Change (%)
Sales, EUR million	1,061	1,069	0.8
EBITDA, EUR million	108	150	-28
EBITDA, excl. non-recurring items, EUR million	109	156	-30.1
Operating result, EUR million	24	61	-60.7
Operating result, %	2.3	5.7	
Operating result, excl. non-recurring items EUR million	29	77	-62.3
Operating result, exc. non-recurring items, %	2.7	7.2	
Return on capital employed, %	3.2	7.8	
Return on capital employed, excl. non-recurring items, %	3.8	9.7	
Deliveries, 1,000 tonnes	1,345	1,386	-3
Production, 1,000 tonnes	1,336	1,398	-4.4
Personnel, average	1,664	1,902	-12.5

Markets

Consumer Packaging is Europe's leading producer of folding boxboard, coated white top liners and wallpaper base. Consumer Packaging's main markets are Europe, North America and Asia.

The demand for folding boxboard was strong in 2008 until the fourth quarter when the general economy began to slow down. Due to the favourable market situation at the beginning of the year, folding boxboard price increases were successful.

The demand for white top liners in all main markets weakened in the fourth quarter due to the economic slowdown. Wallpaper base demand was strong at the beginning of the year but declined towards year-end. The demand for speciality papers, flexible packaging and labelling remained at a fairly good level throughout the year.

Financial performance

Consumer Packaging business area's 2008 result was weakened from previous year by severe cost inflation, lower pulp result, as well as the weaker US dollar and British pound. Profitability was improved by achieved price increases, implemented cost saving actions and new business innovations.

Major events

M-real Consumer Packaging's innovative development continued in the summer when the new cartonboard concept LITE4U and the completely new folding boxboard grade, Carta Elega, were launched. With the LITE4U concept and its renewed cartonboard range, Consumer Packaging has responded to its customers needs by increasing efficiency and taking sustainability issues into account. In addition, Simcastor WS and WSE, the new fully wet-strength label papers suited for the beer and beverage market, were introduced.

Joutseno BCTMP (bleached chemi-thermo-mechanical pulp) mill was included in Consumer Packaging business area at the beginning of the year. The Lielahti CTMP mill in Tampere, Finland, was closed in spring. In accordance with the long-term agreement M-real has entered with Sappi Limited, the Äänekoski mill will produce coated fine paper for Sappi. As of January 2009, the Äänekoski paper mill and the Kaskinen BCTMP mill will be managed as part of Consumer Packaging.

Market outlook

The beginning of 2009 is expected to be challenging for all grades due to the global economic downturn. However, the demand for folding boxboard is expected to remain at a fairly good level. For liners, the demand is expected to be at a somewhat lower level during the early part of the year. For wallpaper base, flexible packaging and label papers, the demand growth is expected to remain modest.

LITE4U concept comprises:

Lightweighting for more economy
Innovative development
Time saving
Environment concerns
4 modern mills
Unique offer

The **Lightweighting** of products at M-real has been one of the key areas during the past few years. In this, the bleached chemi-thermomechanical pulp (BCTMP) has played a significant role. Lighter weight boards offer the same properties as heavier, conventional grades in lower substances. They also mean cost savings and benefit the environment throughout the value chain - in production, by lighter transport weights and less waste at the end of their lifecycle. M-real has also the industry's tightest quality tolerances in order to ensure even better consistency in the product quality. Consistent quality means better runnability in the converting lines creating clear savings and reductions in waste.

Innovative product development at M-real has resulted in a clear portfolio of fit-for-purpose cartonboards meeting customers' needs in both visual appearance and board performance. The cartonboard range includes five grades – Carta Integra, Carta Elega, Carta Solida, Avanta Prima and Simcote. Carta Elega is a completely new, fully coated and foil laminated folding boxboard with excellent surface and print qualities. Carta Elega is particularly suited to beautycare and graphic end-uses.

Time is saved by the new, simplified cartonboard portfolio. Not only is selecting the grade easier, while the grades are more clearly targeted to specific end uses, but production cycles at the mills are shorter due to fewer grades. This accelerates delivery, improves availability and makes stock management more efficient. The Express Board service in Europe is also being enhanced.

Environment aspects are taken into account in all activities at M-real. The mills have implemented energy-saving programmes and the reduction of CO_2 emissions has high priority. M-real is committed to using wood raw material from sustainably managed forests at its production units.

M-real boards are based on pure raw materials and renewable primary fibres which are safe for both people and the environment. Boards are recyclable and can also be incinerated for energy recovery or composted at the end of their lifecycle.

4 modern mills: Simpele, Äänekoski, Kyro and Tako serve M-real's cartonboard customers. They are managed as one entity and they are self-sufficient in fibres. Joutseno BCTMP mill has been dedicated to produce pulp tailored for M-real's cartonboard mills.

Unique cartonboard offering makes it easy to choose the right board for each end-use by using the clearly positioned fit-for-purpose products. The new offering improves availability, and provides lighter weights and consistent quality. It increases efficiency throughout the value chain and supports sustainable development.


CARTONBOARDS
Carta Integra
Carta Elega
Carta Solida
Avanta Prima
Simcote
Tako
GRAPHIC BOARDS
Carta Integra
Carta Elega
Carta Solida
COATED AND UN-COATED WHITE-TOP LINERS
Kemiart
PAPERS FOR FLEXIBLE PACKAGING AND LABELLING
Simcastor
WALLPAPER BASE
Cresta
INTEGRATED BRAND PACKAGING (IBP) SERVICES

Office Papers

M-real's Office Papers business area is one of the Europe's leading office paper producers. It produces, markets and sells a range of high quality uncoated fine papers. Office Papers' products are used for printing and copying, as well as for forms, envelopes, manuals and various business communications.

Office Papers' cut size papers are sold to paper merchants, original office equipment manufacturers and office product resellers. Reels are sold directly to converters or printers. For original office equipment manufacturers and office product resellers paper represents a significant part of their assortment and for paper merchants, paper is at the core of their offering.

Office Papers is continually developing its commercial activities to ensure that M-real's brands are the leading ones, and that they meet the customer demand as well as possible. The main brands are Data Copy, Evolve and Modo Papers. Data Copy is the Europe's leading office paper brand and Evolve is the leading recovered fibre based office paper brand. Modo Papers business reel product range includes paper for envelope converting, pre printing and well as laser and inkjet printing.


Uncoated fine paper capacity shares in Europe 2008
Stora Enso
15%
Mondi
11%
Portucel
10%
UPM
9%
IP
9%
M-real
7%
0
500
1,000
1,500
2,000
Capacity: 1,000 tonnes/year

Source: M-real, Pöyry

Markets

Office Papers main market area is Europe. Demand for Office Papers's products declined in Europe in 2008 due to the weakening of the general economy. The average market price remained relatively stable. The capacity closures implemented by European producers offset the impact of lower demand. Cost inflation was on a very high level mainly due to increased wood costs.

M-real's position in the office paper market is strengthened by the convenient location of the mills in Sweden and France, combined with efficient logistics network.

Financial Performance

Office Papers business area's 2008 result weakened from the previous year by lower pulp result mainly due to expensive wood raw material and production curtailments. Profitability was improved by the implemented cost saving actions.

Major events

M-real sold the New Thames mill in the UK to the DS Smith Group in February and the mill's rececered fibre based products were transferred to the M-real's Alizay mill in France. The closure of New Thames mill improved the European office paper market balance by 230,000 tonnes. Alizay mill became the leading European producer of recovered fibre based office papers and at the same time the quality of Evolve product

More information available www.m-real.com or visit the product web sites:

Data Copy	Evolve	Logic	Modo Papers

www.datacopy.com
www.evolve-papers.com
www.logic-papers.com

range was improved significantly. Evolve is now meeting the customers' growing demand for recovered fibre based office papers in Europe even better than before.

Data Copy product range was developed and extended also to the heavier papers allowing entries into new market segments including digital printing.

The ColorLok™ technology was introduced to the main M-real brands. This enables the papers to offer outstanding print results when used in combination with the new generation of pigmented inks incorporated in the latest inkjet printing devices that are faster, more reliable and more cost efficient.

In 2009, the product and customer service development as well as efficiency improvement will continue. M-real's Office Papers business area targets a well specialized and efficient production and a product range that is meeting the customer needs.

Based on the long-term contract between M-real and Sappi Limited, Husum mill's paper machine 8 produces coated magazine paper for Sappi. Husum paper machine 8 belongs to Office Papers from January 2009 onwards.

Outlook

The year 2009 has started challenging in the office papers business due to the weakening economy in Europe. Traditionally, the demand improves and inventories are increased during the first months of the year. There is great need to increase the office paper price to cover the record high cost inflation experienced in recent years. European uncoated fine paper market is very fragmented. Consolidation and restructuring of the industry is expected to continue in the coming years.

Key figures	2008	2007	Change (%)
Sales, EUR million	804	888	-9.5
EBITDA, EUR million	35	66	-47
EBITDA, excl. non-recurring items, EUR million	37	93	-60.2
Operating result, EUR million	-53	-196	
Operating result, %	-6.6	-22.1	
Operating result, excl. non-recurring items EUR million	-29	17	-270.6
Operating result, exc. non-recurring items, %	-3.6	1.9	
Return on capital employed, %	-7.4	-21	
Return on capital employed, excl. non-recurring items, %	-3.8	2.2	
Deliveries, 1,000 tonnes	1,081	1,194	-9.5
Production, 1,000 tonnes	905	1,219	-25.8
Personnel, average	1,561	1,931	-19.2

Other Papers

M-real's Other Papers business area is a leading European speciality paper producer. The core of the business area is formed by the Zanders mills, Reflex and Gohrsmühle, in Germany. M-real's speciality papers are used e.g. for brochures, direct mail, annual reports, catalogues, art books, posters, calendars and labels. The customers are printers, publishers, advertising agencies and paper merchants. In addition to the Zanders mills, Other Papers business area includes the Hallein mill in Austria.

Other Papers product range includes cast coated papers and boards, wet-glue label papers, graphical speciality papers, carbonless papers, digital papers as well as coated and uncoated fine papers.

Other Papers main brands are CHROMOLUX, medley, Spectral and ZETA. CHROMOLUX is the European market leader in cast coated papers and boards. It is especially suited for label base paper in which it is the clear market leader in Europe. Medley, Spectral and ZETA are used for graphical end uses. Medley is a special fine paper for digital colour printing and for big inkjet printers. Spectral is a transparent paper, e.g. for envelopes. ZETA is a premium uncoated fine paper which different surface finishes enable a diversified range of printing options, also digital printing. Zanders autocopy is a special coated carbonless paper used for forms.

Key figures	2008	2007	Change (%)
Sales, EUR million	622	657	-5.3
EBITDA, EUR million	45	1	400
EBITDA, excl. non-recurring items, EUR million	23	11	109.1
Operating result, EUR million	-59	-36	
Operating result, %	-9.5	-5.5	
Operating result, excl. non-recurring items EUR million	-15	-30	
Operating result, excl. non-recurring items, %	-2.4	-4.6	
Return on capital employed, %	-14.3	-9.1	
Return on capital employed, excl. non-recurring items, %	-3.4	-7.2	
Deliveries, 1,000 tonnes	680	718	-5.3
Production, 1,000 tonnes	705	743	-5.1
Personnel, average	2,016	2,160	-6.7

Markets

Other Papers' main market area is Europe. Prices for speciality papers remained stable in 2008. In late 2008, the demand declined more than the normally experienced seasonality due to the economic uncertainties in the main markets. New speciality paper applications are continuously being developed.

Financial performance

Other Papers business area's 2008 profitability improved by implemented cost saving actions and the start-up of Metsä-Botnia's Uruguay mill. The result was weakened by lower pulp result, increased wood raw material and energy costs and the weaker US dollar and British pound. The profitability of specialty papers is better than that of the standard fine papers.

Major events

In September 2008, M-real announced to be planning the discontinuation of the standard coated fine paper production at the Hallein and Gohrsmühle mills based on earlier examined strategic options. Both mills have been loss-making for a long period of time. The standard coated fine paper production at Hallein and Gohrsmühle mills will be discontinued in April 2009. The entire paper production will end at Hallein. In Gohrsmühle the production of speciality papers as well as uncoated fine paper reels and folio sheets will be expanded. M-real continues to explore various future options for the Hallein pulp mill.

Outlook

The European speciality paper market is very fragmented and is, to large extent, consisting of a large amount of small-sized companies. The consolidation in the industry is expected to continue during the coming years. Speciality paper capacity in Europe is expected to gradually decrease due to capacity closures by the bigger players and by closing down of entire operations by the smaller players. The profitability and demand outlook for speciality papers is in general terms more favourable than for standard papers in Europe.

Market Pulp and Energy

M-real's Market Pulp and Energy reporting unit mainly includes pulp sales to external parties. Additionally, a minor part of the unit consists of energy sales from the pulp mills or through M-real's energy holdings.

M-real has agreed on long-term pulp supplies to Sappi in connection with the Graphic Papers divestment closed at year-end 2008 and a large part of the external pulp sales are to Sappi Europe.

Markets

Pulp producers' inventories increased in 2008 due to new capacity and weakening demand. As a result, pulp prices declined in the latter half of 2008. The market pulp trade is denominated by US dollar. Thus, in euro terms the strengthening of US dollar in late 2008 reduced the profitability impact of lower prices.

Financial performance

Relatively Market Pulp and Energy's 2008 profitability weakened from the previous year due to increased wood costs and production curtailments. Despite the success of the Uruguay pulp mill, the absolute profit improvement remained modest.

Outlook

Market pulp producers' inventories are likely to remain high at least in early part of 2009 which maintains pressure on prices. Wood price increase has come to an end and it seems likely that wood prices will decline in 2009.

Key figures	2008	2007	Change (%)
Sales, EUR million	644	596	8.1
EBITDA, EUR million	148	54	174.1
EBITDA, excl. non-recurring items, EUR million	73	55	32.7
Operating result, EUR million	106	25	324
Operating result, %	16.5	4.2	
Operating result, excl. non-recurring items EUR million	32	26	23.1
Operating result, excl. non-recurring items, %	5	4.4	
Return on capital employed, %	12.6	3.1	
Return on capital employed, excl. non-recurring items, %	3.6	3.2	
Deliveries, 1,000 tonnes	1,115	997	11.8
Production, 1,000 tonnes	905	1,219	





CORPORATE RESPONSIBILITY AND OPERATING ENVIRONMENT

Corporate responsibility

M-real is committed to promoting sustainable development through its business activities, to continuously improving its operations and to conducting its business in a responsible manner. The values of the Metsäliitto Group – responsible profitability, reliability, cooperation and renewal – lay the foundation for M-real's operations.

M-real has endorsed the Metsäliitto Group's Commitment to Corporate Responsibility statement, which defines the principles of corporate responsibility implemented throughout the Group. The statement is based on the UN's Global Compact initiative, which is aimed at advancing responsible corporate citizenship with respect to human rights, labour, the environment and anti-corruption. M-real is thus committed to promoting the principles of the Global Compact initiative in its own operations.

M-real follows the Metsäliitto Group's Code of Conduct which is designed to ensure Group-wide adherence to approved practices and common ethical principles. The leading principles of the Code of Conduct include compliance with the principles of corporate responsibility, performing one's duties in the best possible manner, anti-corruption, open communications, appropriate action in case of conflicting interests and fair competition.

Products

M-real's production processes are based on the economic use of resources and on minimising the environmental impact of the products throughout their life cycle. The company's core competence lies in its profound knowledge of the properties of different wood fibres and the compatibility of pulps with specific end uses.

M-real paperboards derive their strength and stiffness from high-strength softwood pulp. The mechanical pulp and bleached chemi-thermo-mechanical pulp (BCTMP) used for the middle layer of folding boxboards give the products their characteristic high bulk. These properties enable M-real to deliver the required packaging performance with products that are lighter than competing products, thus reducing the amount of raw materials consumed, the environmental impact of production and transportation, and the amount of waste produced.

The performance attributes of white top liners, used as the surface layer for corrugated board, are superior to those of numerous competing grades, enabling sufficient strength to be achieved using comparatively lightweight board. Due to the excellent printing surface of liners, corrugated packaging can be used for transport as well as retail, thus reducing duplicate packaging and use of packaging material.

M-real's uniform, quality-consistent boards perform smoothly and reliably on printing and converting machines and packaging lines. This reduces waste, both of the packaging material and the packaged product. Paperboards made of primary wood fibre are safe for use even in demanding applications, such as food packaging.

M-real's office papers meet today's office needs: they are designed for two-sided printing and copying, which reduces paper consumption, and are precision-dimensioned and dust-free, thus reducing wear and extending the service life of copiers and printers.

M-real office papers are made from primary wood fibre originating from sustainably managed forests or from premium quality recovered fibre from office paper and other high-quality recycled paper grades. For some office papers, a mix of both primary and recycled fibre is used. Office paper is wrap-protected at the mill to protect the sheets from damage during transport and storage. The paper itself, the wrapping material and the boxes are all recyclable.

M-real also produces a wide range of speciality papers. M-real produces coated fine and magazine papers for Sappi under long-term agreements. In addition, M-real sells pulp and small amounts of energy to external parties. The production of these products also complies with M-real's energy- and resource-saving methods and principle of continuous improvement.

Research and development

M-real's R&D has focused on renewing product concepts and improving efficiency. As distinguished from traditional product development, the primary aim of which is to launch new products, product concept renewal aims for more versatile change. The purpose of redefining product concepts is to offer customers an even more versatile product range, while also improving product availability and shortening delivery times. Both the products and the delivery chain are thus streamlined and efficiency benefits are gained throughout the value chain – from paper production through to storage and production at the customer end. Product concept renewal during the review year gave rise to the LITE4U cartonboard concept, and for papers, the Galerie Customer Programme. Product development efforts included the new folding board Carta Elega as part of the LITE4U concept.

During the year under review, production of recovered fibre based office paper, previously based at the New Thames mill was transferred to the Alizay mill, a move that entailed a series of development measures and investments.

Extensive product development programme was planned and implemented in the speciality paper business during the year. Development areas included high quality graphic speciality papers, self-copying papers, digital printing papers and security papers.

Efficiency improvement projects were implemented mainly as mill projects, the objective of which was to achieve efficiency benefits as well as direct cost savings, particularly in raw materials and energy.

Technology improvements in the bleached chemi-thermo-mechanical pulp process resulted a new technology for process chemicals recovery and increasing M-real's competitiveness in the field of chemi-thermo-mechanical pulp technology. Furthermore, building of a new demonstration unit began in autumn 2008.

M-real participated also during the review year in research cooperation with Forestcluster Ltd. Forestcluster's long-term programmes are aimed at creating capabilities for renewing existing business activities.

M-real's R&D expenses were approximately EUR 10 million in 2008, representing around 0.3 per cent of sales.

Product and chemical safety

M-real actively follows the preparation of new legislation on product and chemical safety and strives to identify and take into account product and chemical safety risks at the product development stage. Trained specialists are responsible for providing information on new research results and future requirements.

In accordance with its product safety policy, M-real ensures that the packaging papers and boards it manufactures are safe for people and for the environment when used as intended.

The manufacture of packaging materials is part of the food products manufacturing chain. As such, all M-real board and paper mills operating in the Consumer Packaging business area are certified in compliance with the international ISO 22000 food safety management standard. These mills only use raw materials approved by the relevant authorities for use in papers and boards which come into contact with foods. As a minimum requirement, all raw materials used are approved in accordance with regulations of the German Federal Institute for Risk Assessment (BfR) and the U.S. Food and Drug Administration (FDA). Additionally, the conformity with regulations of our finished products is tested by independent laboratories.

When the new EU legislation regarding the registration, evaluation, authorisation and restriction of chemicals (REACH) came into force on 1st June 2007, the responsibility for chemical risk assessment was transferred to from the authorities to the industry. M-real has preregistred the materials it manufactures for which REACH preregistration is required. These substances typically include the by-products and intermediate products of the pulp production process, such as tall oil and green liquor, which are not contained in the final board or paper products.

M-real holds regular discussions with its external material suppliers to verify their REACH preregistration and registration status. A database is maintained on the most important chemicals used in the production process and their key environmental, health and safety information. The database also contains information on the preregistration and registration of materials.

As a significant user of plant-based raw materials, M-real follows research on genetically modified organisms (GMOs) closely. Research within the field of nanomaterials is also followed. M-real does not approve the use of GMO-based raw materials or new nanotechnology-based materials until sufficiently documented experience of their use and reliable research data regarding their safety becomes available.

Environmental management

M-real's environmental policy is based on continuous improvement of its operations and minimisation of the environmental impact of its activities. To these ends, all M-real mills operate a certified ISO 9001 quality management system and an ISO 14001 environmental management system.

M-real has succeeded in continuously reducing its emissions to air, discharges into waterways and noise from mill operations. This has been achieved by applying Best Available Techniques (BAT). Mill water systems have been closed, cleaning methods enhanced and incidental emissions minimised. Landfill waste has been reduced by seeking re-use opportunities for the by-products of production.

Wastewater from board and paper production contains organic material dissolved from the wood raw material, as well as phosphorus and nitrogen, which cause eutrophication of natural water systems. Measures taken to reduce emissions include more effective effluent treatment processes, reduced water consumption, personnel training for improved management of process disturbances, and reduction of incidental discharges. Highly effective treatment processes have restricted the impact of wastewater emissions within a limited area at the immediate point of discharge.

The most significant atmospheric emissions include fuel-derived sulphur and nitrogen oxides which can cause water and soil acidification, carbon dioxide, the main driver of climate change, and particle emissions, which have a negative impact on air quality.

M-real has reduced its emissions to air by introducing low-sulphur fuels and by replacing fossil fuels with wood-based fuels.

The water consumption of M-real's production processes has been reduced continuously and work to close mill water systems even further is being continued, even though the majority of mills are located in areas of plentiful water supply.

Mill waste levels have been significantly reduced through efficient re-use of co-products. Waste sorting at mills and use as either raw material or for energy production reduces the need for landfill disposal.

Packaging plastics, metals, paper and board are recycled. Process sludge and wood-based waste are used as fuels if they cannot be otherwise utilised. In office paper production, the fibre sludge generated during the recovered fibre deinking process is used in the building products industry and for energy production. Ash from power plants is used in earthworks construction as an alternative to gravel and other soil resources. Wood ash can also be used as a fertiliser. In forestry, it is used to restore nutrient balance to drained peatlands.

Wood procurement

M-real is committed to using wood that is sourced responsibly and in compliance with local laws. Wood procurement is conducted by M-real's parent company Metsäliitto Cooperative.

The bulk of M-real's domestic wood raw material comes from the forests of Metsäliitto Cooperative's owner-members. Metsäliitto also procures wood from Austria, Estonia, France, Germany, Latvia, Lithuania, Russia and Sweden. During the year under review, Metsäliitto delivered some 12.3 million cubic metres of wood to M-real's mills (including 30 per cent to Metsä-Botnia's mills).

Metsäliitto is committed to promoting responsible forest management. Wood purchase agreements include precise environmental criteria, including the obligation to ensure forest regeneration measures are implemented in a habitat-sensitive manner after timber harvesting is completed. All wood is sourced from sustainably managed forests and all fellings are conducted in full compliance with local laws and regulations. Some 67 per cent of the wood procured by Metsäliitto for M-real's mills comes from certified forests.

Metsäliitto's wood procurement is governed by its environmental policy regarding wood supply and forestry, as well as the principles of corporate responsibility. These are implemented using certified quality and environmental management systems and an annually updated environmental programme. Metsäliitto operates in full compliance with local laws and government regulations and requires the same commitment of its contractual partners. Wood procurement operations are continuously developed and best practices are applied.

In wood procurement, valuable plant and animal habitats and other sites of importance in terms of forest biodiversity or landscape values are protected. Metsäliitto regularly audits its wood suppliers as well as its own logging sites and the logging sites of its subcontractors to determine whether harvesting has been conducted in compliance with licence conditions. At the same time, attention is paid to the quality of the management of the forest environment and to social dimensions such as the training and occupational safety of employees.

The certified quality and environmental management systems used by Metsäliitto Wood Supply include a wood origin management system. The system enables M-real to know the origin of its wood even if the wood is

Deliveries of certified wood to M-real mills in 2008 *

	PEFC (%)	FSC (%)
Germany	85	0
Austria	81	0
Finland	67	1
France	49	0
Sweden	30	30

* including 30 per cent of wood delivered to Metsä-Botnia mills

Wood supply to M-real mills by procurement area

1 000 m³	2008
Finland	5,043
Sweden	2,639
Russia	1,246
France	1,066
Austria	870
Germany	460
Latvia	425
Estonia	230
Lithuania	169
Uruguay	118
	12,266

not derived from a certified forest. All M-real mills employ a certified Chain of Custody system which enables them to verify the share of certified wood in their products.

M-real strives to increase the share of certified wood in its products and to launch more forest certification labelled products on the market.

Pulps

During the year under review, M-real used approximately 2 million tonnes of chemical pulp, chemi-thermo-mechanical pulp and recovered fibre. Of these, 1.5 million tonnes were produced at the company's own mills and M-real's share of Metsä-Botnia pulp was 0.8 million tonnes. In addition, 0.1 million tonnes were purchased from external suppliers and 0.4 million tonnes of various pulps were sold to external parties. M-real requires its pulp suppliers to operate in strict compliance with the law and to report annually on the wood origin, the share of certified wood and other key environmental data.

Energy

During the year under review, M-real's mills used a total of 18.6 TWh of energy generated by fuels. Purchased electricity amounted to 2.3 TWh and purchased heat 0.3 TWh. These collectively amounted to a total energy consumption of 24.7 TWh. Wood-based fuels accounted for 76 per cent of total mill fuel consumption.

M-real strives to reduce the climatic impact of its activities, particularly by enhancing its energy efficiency. Metsäliitto Group's Climate Programme was launched at the start of the year under review. The programme is aimed at collecting information on work that has been or is being carried out to reduce the mills' impact on climate change and defining the Group's common climate objectives and the measures to be taken in order to achieve these goals.

Continuous development and optimisation of energy efficiency is an increasingly central aspect of M-real's operations. To support management in this area, a certified Energy Efficiency System (EES) will be introduced at all mills by the end of 2009.

M-real implemented several energy saving production modifications and investments resulting in a calculated total decline in company CO_2 emissions of 35,628 tonnes.

Use of sorted, non-recyclable retail and industrial waste as fuel alongside wood and peat was begun at the Äänekoski mills' power plant. Preparations are underway for the introduction of a similar partially waste-based power production system at Simpele. Waste re-use in this way reduces the need for landfill disposal and fossil fuel consumption.

Development of energy usage 2006–2008, GWh


15,000
12,000
9,000
6,000
3,000
0
2006
2007
2008
Use of wood-based fuels
Use of fossil fuels
Purchased energy
Purchased heat

Development of energy usage 2006–2008			
GWh	2008	2007	2006
Use of wood-based fuels	14,098	12,886	14,327
Use of fossil fuels	3,274	3,254	2,880
Purchased energy	2,283	2,760	2,935
Purchased heat	328	470	361

Sources of total energy	GWh	2008 (%)	2007 (%)	2006 (%)
Wood-based	14,604	59	54	57
Natural gas	3,307	13	14	12
Coal	2,323	9	11	11
Nuclear power	2,143	9	10	10
Hydro power	1,068	4	6	6
Oil	950	4	4	3
Peat	307	1	2	1

The second trading period of the EU emission trading scheme began in December 2008. The trading scheme covers M-real's operations.

As a result of the company's continuous development of its energy efficiency and increased use of renewable fuels, the CO_2 emissions allowance granted to M-real adequately covered its operational requirements. The indirect and cost-raising effects of emission trading were nevertheless tangible, especially during the first part of the year when the prices of wood-based fuels continued to escalate and the market price of electricity reached record levels. Despite its high degree of energy self-sufficiency, M-real is a major buyer of electricity, and thus the rising energy prices have a significant effect on the company's energy costs.

In 2008, M-real took part for the second time in the investor-financed Carbon Disclosure Project which investigated the preparedness of major public companies for climate change and the financial threats climate change entails.

Environmental improvements at the mills

The environmental load and environmental risk reduction improvements carried out at M-real's mills during the year focused on rationalising raw materials, water and energy consumption and reducing emissions to air.

A new reject recovery line was commissioned at the Kyro mill, bringing a considerable reduction in wastewater solids levels. The mill's white water circulation capacity was increased, thus cutting wastewater levels and improving the heat economy of the process.

At the Kaskinen mill, improvements focused on chemical dosing control. As a result, the quantity of hydrogen peroxide used in pulp bleaching was reduced by some 5 per cent, and further reductions are believed to be achievable. The use of other chemicals was also rationalised. The commissioning of a new washing liquid concentration and recovery system at the process water evaporation plant achieved a reduction in organic loading of the mill's wastewater.

A new evaporation plant gas scrubber brought on stream at the Husum mill in Sweden has cut the mill's nitrogen oxide emissions by an estimated 200 tonnes per year. In Austria, a new covered wood chip storage facility built for the Hallein mill has significantly reduced the spread of wood dust to nearby residential areas.

At the Tako, Kyro and Äänekoski mills, considerable energy savings were achieved by replacing the old board and paper machine vacuum systems with new vacuum blowers.

Significant savings were also achieved through optimised pulp refining and refiner blade improvements at the Kaskinen and Joutseno mills and the Tako and the Kemiart Liners mills in Finland, and at the Gohrsmühle mill in Germany.

A series of successful process heat recovery improvements were implemented at the Alizay mill in France and at Husum in Sweden. At Hallein, a new steam turbine was commissioned, boosting the electricity production capacity of the mill's power plant.

At the Reflex mill in Germany, improvements were made to the monitoring of forklift truck handling of chemicals. At Kaskinen, a "green watch" environmental incident notification procedure was introduced among mill staff for improved monitoring and control of environmental risks and emissions.

Environmental indicators		
Tonnes	2008	2007
Emissions to air		
Greenhouse effect, CO_2-eqv	1,269,651	1,117,296
Acidification, SO_2-eqv	7,225	6,414
Discharges to water		
COD	35,042	34,694
Eutrophication, P-eqv	210	185
Waste		
Landfill waste	76,229	64,843

Personnel

In 2008, M-real's personnel decreased mainly as a result from the Graphic Papers business divestment. At the end the year the number of personnel was 6,546 (2007: 9,508). M-real's number of personnel incorporates 30 per cent of Metsä-Botnia's employees.

As part of M-real's strategic review and the profit improvement and business concept simplification programme, the Kirkniemi and Kangas mills in Finland and paper mills in the UK, Germany and Swizerland were divested. In Finland, the company closed its Lielahti mill and Kangas mill's paper machine 2 which produced magazine paper. The human resource impact of the closures was 137 persons.

Statutory labour negotiations were conducted in a constructive spirit. Special emphasis was given to the provision of support to employees undergoing of facing potential redundancy by means of M-real's change security programme. Re-allocation training and job-seeking assistance was provided. Supervisors were also trained to operate in personnel reduction situations.

The key challenge of M-real's personnel and management operations during the review period has been to maintain motivation, skills and know-how at the workplace despite the streamlining and efficiency-improvement programmes. The work-based change management approach developed by the Metsäliitto Group was adopted in mills in Finland to assist work communities to adapt to challenging change situations and to give clarification regarding common operations models, work content and division of labour. Cooperative change workshops were held during 2008 at four of M-real's units in Finland, in which some 500 employees participated.

In Finland, a new collective labour agreement was concluded between the Finnish Paper Workers' Union and the Finnish Forest Industry Federation for the years 2008–2010. The agreement supports the development of new, more effective multi-skill based operations models within the units. The development of new operations models and the agreeing on new local pay systems were the key areas of focus of the Finnish mills during the second half of the year.

Management and personnel expertise was developed during the year by means of a number of different training programmes. From M-real, representatives participated in Metsäliitto Group's common management development programme, Challenger. In addition, M-real has developed and implemented in Finland and elsewhere in Europe its own management training programmes in which change management and successor planning are an important aspect. Production personnel competence was developed through multi-skill training and by encouraging employees to complete vocational degrees. Programmes promoting job rotation were implemented in Finland and Sweden.

The first phase of the Metsäliitto Group's common human resources management information system, along with the system's new recruitment tool, was brought on line at several of M-real's units during the year under review. The electronic systems improve the efficiency of human resources management.

Personnel by country

	Personnel* 31.12.2008	Net employment change 2008	Average age of employees 2008
Finland	2,258	-216	45.5
Germany	1,414	-51	45.8
Sweden	1,062	-74	47.6
Austria	644	-44	39.4
France	462	5	41.3
United Kingdom	102	-296	43.3
Other Countries	604	-19	39.4
Total	6,546	-695	44.5

* M-real's number of personnel incorporates 30 per cent of Metsä-Botnia's employees

Occupational safety and well-being at work

Well-being at work is an integral aspect of M-real's corporate strategy and, together with work safety, is regarded as vital to the company's profitable and successful operations.

Instead of corrective measures, the emphasis is on development and promotion of well-being, health and safety at work, and on early identification and addressing of issues that constitute an endangerment to work capacity and work safety. The objective is to ensure personnel well-being and safety through systematic, proactive measures.

During the year under review, M-real implemented the Metsäliitto Group's common occupational safety and well-being policy, as well as an occupational well-being programme and an accidents, occupational diseases and illness absences monitoring system. The system is used to identify risks related to reduced work capacity, allocate measures to prevent these risks, and to ensure that the workplace implements a return-to-work programme that supports the maintenance of work capacity.

Several successful return-to-work programmes were launched at M-real's Finnish units during the review period as a result of the monitoring system. Supervisors were also trained to interact with and support employees who are experiencing difficulties coping with work tasks. Occupational safety and well-being was promoted and improved by implementing staff health promotion and rehabilitation programmes and by assessing and developing safe practices.

The occupational safety of M-real's production units was invested in extensively during the year and, as a result, absences due to accidents fell significantly compared to the previous year. Efforts were especially well rewarded at the Tako and Kyro mills. At the Tako mill, the frequency of accidents was more than halved and the number of accidents brought to below a third of the 2006 level. During the same period, the accident frequency at the Kyro mill dropped by a third and accidents were halved. The 2008 objective for the entire Metsäliitto Group was to reduce the accident frequency by 20 per cent on the previous year.

The positive developments at the Tako and Kyro mills have been influenced, for example, by mill safety tours conducted by management, together with mill safety inspection rounds conducted by small work safety groups and pairs, risk assessments, workplace surveys and work station ergonomics inspections, as well as the stricter use of personal protective equipment and increased provision of information. Employees have also been actively encouraged to observe and notify of any incidents or risk factors and to react to them without delay.

Corporate responsibility reporting

M-real reports openly on the environmental impact of its activities in its Corporate Responsibility Report and mill-specific EMAS (Eco-Management and Audit Scheme) reports. The climatic impact of M-real's individual products is reported in the company's carbon footprint calculations, which the company has been conducting since 2007. M-real has published Paper Profile environmental declarations for all of its products. The declarations are published on the company website at: www.m-real.com.

Product-specific carbon footprint calculation was continued during the year under review. The calculations provide interest groups with a clear picture of the climate change impact of M-real's products. The calculation adheres to the Carbon Footprint Framework for Paper and Board Products developed by the Confederation of European Paper Industries (CEPI).

M-real's 2008 Corporate Responsibility Report is published on its website at: www.m-real.com. Further information on M-real's corporate responsibility management is provided in Metsäliitto Group's 2008 Annual Report.

Occupational Safety and Well-being

	2008	2007	2006
Sickness absenteeism (%)	4.7	4.4	4.4
Work injury absenteeism (%)	0.2	0.2	0.2
Lost time accident frequency rate (per million worked hours)	18.8	15.1	19.9
Reported near misses (per 100 employees)	15.8	20.0	17.6

Operating environment

The operating environment of the paper and board industry is at a turning point

Globally, some 370 million tonnes of paper and board is produced annually. During the last decade, production volumes have grown the fastest in Asia, particularly in China. The trend seems to be that the paper and board production is transferring closer to the fastest growing markets.The global average paper and board consumption per capita is 55 kg.

The paper demand growth in North America and Europe has been low during the past few years. For certain paper grades in North America, a trend-like decrease in demand is visible. In comparison, the demand for board is increasing both in Europe and North America. Globally, the strongest demand growth for paper and board is seen in Asia and eastern Europe.

The demand growth slow down in North America and in the main European markets as well as the production capacity increases clearly exceeding the demand in Asia have augmented the overcapacity in European paper industry After the turn of the millennium, the profitability of the industry has significantly weakened, mainly due to the decline in paper prices and the heavy cost inflation. In 2006, the overcapacity situation began to improve when capacity closures were started to be implemented on a larger scale. Over 10 per cent of the European paper capacity has been closed so far. Capacity closures are presumed to continue during the next few years provided that the improvement of the market balance is not adequate or long-lasting.

The market balance in Europe for primary fibre board is better compared with the paper grades. The demand for primary fibre board has continued to grow and the industry has not over-invested in new capacity. In addition, during the past few years, some of the weak capacity has been closed. The global competitive position of the European primary fibre board producers is better than that of the paper producers. However, the severe cost inflation has also put pressure on Europe's primary fibre board producers.

The weakening general economy affects the paper demand negatively. The impacts in board demand are traditionally smaller. The implemented capacity closures and the industry's structural changes so far provide a sounder basis for operations also during a downturn. Companies in the industry continue to focus and specialise on certain grades where they intend to improve their market positions.

In all main paper and board grades, there is a clear need for price increases to cover the cost inflation experienced during the past few years and to increase the industry's profitability. Thus, the required basis for new innovations is created which, also in longer term, will improve the competitive edge of the products.

Through print media and fibre packaging, new growth paths can be discovered. Environmental aspects play an increasingly important role in consumer decision-making. The industry will have a clear advantage in the future as the main raw material is fully renewable, the majority of the energy the industry consumes is produced by the industry itself, and the products can be recycled several times before being utilised as energy at the end of their life cycle. The best potential to expanding to new end uses appears to be in the fibre packaging business.

Paper market prices in Europe, EUR/tonne


1,000
800
600
2004
2005
2006
2007
2008
Coated magazine paper (LWC), 60g/m² offset reel
Coated fine paper (WFC), 100 g/m² reels
Uncoated fine paper (WFU), A4 B-copy 80g/m² sheet

Source: FOEX

Folding boxboard market price in Europe, EUR/tonne


1,000
900
800
700
2004
2005
2006
2007
2008

Source: M-real

Production capacities in Europe			
Million tonnes/year	Europe	M-real	M-real's share (%)
Folding boxboard	2.7	0.8	30
Uncoated fine paper	10.5	0.8	7

Source: M-real, Pöyry




FINANCIAL STATEMENTS

Financial statements 2008

Table of contents

Report of the Board of Directors 2008

Market conditions in 2008

Due to the uncertainty of the general economy which started from the financial markets, the demand for consumption and investments reduced considerably. The economic uncertainty seems to continue in 2009 and also has negative effects on the demand situation of the European paper and board industry.

In 2008, M-real aimed for price increases on a wide front. Price increases for folding boxboard and coated papers were implemented successfully. However, for all main products there remains a clear need for price increases to cover the severe cost inflation experienced during the last few years.

At the annual level, the euro continued to strengthen against the U.S. dollar and the British pound. However, at the end of the year, the euro weakened slightly against other main currencies.

Pulp production had to be curtailed due to demand situation and high raw material costs. At the end of the year, paper and board production was also clearly curtailed to respond to the demand situation, which declined more than is usual for normal seasonal fluctuations.

The deliveries of European folding boxboard producers decreased by 4 per cent in 2008, and the deliveries of uncoated fine paper producers by 3 per cent. Overcapacity was also reduced in Europe in all main grades in 2008. The price of folding boxboard increased slightly but the price of uncoated fine paper remained constant. The price of pulp fell during 2008.

Regrouping in reporting

According to IFRS regulations, Graphic Papers' mills which were divested to Sappi, have been reported in discontinued operations. In income statement, the mills have been reported in one line: Result from discontinued operations.

The remaining ex-Graphic Papers business area mills have been organised as follows:

- Äänekoski paper mill is part of Consumer Packaging business area and Husum paper mill's machine 8 part of Office Papers business area. Both continue production for Sappi under long-term contracts.
- Other Papers business area consists of the Reflex, Gohrsmühle and Hallein mills.

The historical figures were announced on the stock exchange release published on 23 January 2009.

Result for the review period

M-real's sales totalled EUR 3,236 million (2007: 3,499 and 2006: 3,698). Comparable sales were down 5.9 per cent. The operating result excluding non-recurring items was EUR -35 million (2007: 75 and 2006: 21) and the operating result including non-recurring items was EUR -61 million (2007: -49 and 2006: -172). The result from continuing operations before taxes, excluding non-recurring items, totalled EUR -178 million (2007: -67 and 2006: -87). The result from continuing operations before taxes, including non-recurring items, was EUR -204 million (2007: -191 and 2006: -280).

The operating result was EUR -61 million (2007: -49 and 2006: -172). The non-recurring items recognised in the operating result amounted to EUR -26 million net (2007: -124 and 2006: -193), the most significant being:

- EUR 86 million impairment charges under IAS 36, of which EUR 66 million were allocated to Other Papers, EUR 16 million to Office Papers and EUR 4 million to Consumer Packaging. Of these, EUR 20 million was recognised in goodwill.


Sales
EUR million
6,000
5,000
4,000
3,000
2,000
1,000
0
2004*
2005
2006
2007
2008


Operating result
EUR million
50
0
-50
-100
-150
-200
2004*
2005
2006
2007
2008


Operating result, excluding non-recurring items, EUR million
80
60
40
20
0
-20
-40
2004*
2005
2006
2007
2008

* 2004 does not include the impacts of the Map Merchant and Graphic Papers divestments

- EUR 74 million recognised as realised fair value and capital gains from the sale of Pohjolan Voima shares in the Market Pulp and Energy segment.
- EUR 23 million positive effect in the Other Papers related to the sale of the New Thames mill and being freed from the pension liabilities of industrial operations in the UK, and other liabilities related to the closure of the Sittingbourne mill, as well as the removal of other responsibilities related to the closure of the Sittingbourne mill.
- EUR 14 million cost provision for streamlining M-real's business structure to reflect the divestment of Graphic Papers business in Other operations.
- EUR 13 million cost for the Pont Sainte Maxence (PSM) mill divested in June 2006 for a guarantee issued to the mill's energy supplier and for the write-down of receivables from PSM in Other operations.
- EUR 10 million cost provision and write-down for the closure of New Thames mill's cut-size operations in Office Papers.

Non-recurring items in 2007 totalled EUR -124 million, the most significant being:

- EUR 182 million net impairment loss, consisting of an impairment loss of EUR 185 million from the goodwill of Office Papers, and a EUR 3 million reversal of an impairment loss from the fixed assets of the Kyro paper mill in Consumer Packaging.
- EUR 135 million capital gain on the sale of Metsä-Botnia's shares in Other operations.
- EUR 16 million cost provision for finalising the closure of the Wifsta mill in Office Papers.
- EUR 16 million impairment loss due to the valuation of assets held for sale at the expected selling price in compliance with IFRS 5 in Other operations.

Compared with the previous year, the operating result, excluding non-recurring items, was weakened by increased wood raw material and energy costs, the stronger euro against the US dollar and British pound, and the considerable decrease in the demand in late 2008. The result was improved by implemented cost saving actions and price increases as well as the start up of the Metsä-Botnia Uruguay pulp mill in November 2007.

The total delivery volume of paper businesses in 2008 was 1,761,000 tonnes (2007: 1,911,000 and 2006: 2,205,000). Production was curtailed by 201,000 tonnes (2007: 100,000 and 2006: 124,000) in line with demand. The deliveries by Consumer Packaging amounted to 1,345,000 tonnes (2007: 1,386,000 and 2006: 1,334,000) and production curtailments were 73,000 tonnes (2007: 66,000 and 2006: 60,000).

Financial income and expenses over the period totalled EUR -142 million (-139). Foreign exchange gains and losses from accounts receivables, accounts payable, financial income and expenses and the valuation of currency hedging were EUR 13 million (1). Net interest and other financial expenses amounted to EUR -155 million (-140). Other financial expenses include EUR 0 million of valuation gains on interest rate derivatives (valuation gains: 6).

In the review year, the result from continuing operations before taxes was EUR -204 million (2007: -191 and 2006: -280). The result from continuing operations before taxes, excluding non-recurring items, totalled EUR -178 million (2007: -67 and 2006: -87). Income taxes, including the change in deferred tax liabilities, were EUR 34 million (2007: 23 and 2006: 10).

Earnings per share were EUR -1.58 (2007: -0.59 and 2006: -1.21). Earnings per share from continuing operations excluding non-recurring items were EUR -0.48 (2007: -0.17 and 2006: -0.24). Return on equity was -10.4 per cent (2007: -8.5 and 2006: -14.8), and -9.0 per cent (2007: -2.8 and 2006: -6.6) excluding



Result from continuing operations before tax, EUR million
0
-50
-100
-150
-200
-250
-300
2004*
2005
2006
2007
2008

* 2004 does not include the impacts of the Map Merchant and Graphic Papers divestments



Earnings per share
EUR
0.5
0.0
-0.5
-1.0
-1.5
-2.0
2004
2005
2006
2007
2008

non-recurring items. Return on capital employed was -1.3 per cent (2007: -0.8 and 2006: -5.5); excluding non-recurring items -0.5 per cent (2007: 2.8 and 2006: 0.0).

Personnel

The number of personnel in continuing operations was 6,546 on 31 December 2008 (2007: 7,241 and 2006: 9,314), of which 2,258 (31.12.2007 2,474 and 31.12.2006 3,110) worked in Finland. M-real's number of personnel incorporates 30 per cent of Metsä-Botnia's personnel. In 2008, salaries and wages totalled EUR 293 million 2008 (2007: 368 and 2006 414).

Investments

Gross investments in 2008 totalled EUR 128 million (2007: 259 and 2006: 428), including a EUR 29 million share of Metsä-Botnia's investments (2007: 122 and 2006: 222). Metsä-Botnia's investment share is based on M-real's 30 per cent share of ownership (2007: 30 per cent and 2006: 39 per cent).

Structural change

M-real's profit improvement and complexity reduction programme, launched in November 2007, was implemented according to the targets. As part of the programme, the Lielahti BCTMP mill and coated magazine PM2 of the Kangas were closed in early 2008. The Publishing and Commercial Printing business areas were combined under the Graphic Papers business area. At the same time, projects were launched to simplify the coated magazine paper business concept and to streamline the sales and marketing organisation. The total annual profit improvement target excluding the divested Graphic Papers business was EUR 105 million. The full impact on result will be achieved by the end of 2010.

In February 2008, M-real published a target of a minimum of EUR 200 million from asset divestments, which should be achieved by the end of the first quarter of 2009. The target was clearly exceeded after the closing of the sale of Graphic Papers business. In addition, the programme included the sale of the New Thames mill and the 100,000 Pohjolan Voima's B2 shares. The positive cash effect of the New Thames mill sale, including the pension liabilities of the industrial operations in the UK, was approximately EUR 82 million. A profit of approximately EUR 24 million was booked from the transaction. The positive cash effect from the sale of 100,000 Pohjolan Voima B2 shares was EUR 80 million and the non-recurring effect on result EUR 74 million.

As announced in June 2008, the sale of the Reflex mill to Arjowiggins was cancelled. The European Commission granted a conditional approval for the sale, but the conditions made the transaction impossible to carry out in practice.

In December 2008, M-real's sale of Graphic Papers business to the South African Sappi Limited was closed. The total value of the divestment was EUR 750 million. The transaction consideration consisted of EUR 480 million in cash and assumed debt, a EUR 220 million vendor loan note from Sappi to M-real and EUR 50 million of newly issued shares in Sappi. M-real's net debt decreased by about EUR 630 million at the closing of the transaction. The sale comprised the Kirkniemi and Kangas mills in Finland, the Stockstadt mill in Germany and the Biberist mill in Switzerland, with a total capacity of 1.9 million tonnes. As part of the transaction, M-real and Sappi entered also into a long-term agreement on the supply of pulp and BCTMP and other smaller services and supplies. Of the Graphic Papers Business Area's units, the paper mills in Hallein, Gohrsmühle, Reflex and Äänekoski, as well as



Assets and capital employed
EUR million
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
Non-current assets
Inventories
Other current assets
Average



Return on capital employed
%
1
0
-1
-2
-3
-4
-5
-6
2004*
2005
2006
2007
2008



Gearing ratio
%
200
150
100
50
0
2004
2005
2006
2007
2008

* 2004 does not include the impacts of the Map Merchant and Graphic Papers divestments

the Husum mill's paper machine 8 remained in M-real's ownership. The Äänekoski paper mill and Husum mill's PM8 continue production for Sappi under a long-term contract.

In September 2008, M-real announced to be planning the discontinuation of the standard coated fine paper production at the Hallein and Gohrsmühle mills based on earlier examined strategic options. Both mills have been loss-making for a long period of time.

Research and development

M-real's R&D has focused on renewing product concepts and improving efficiency in 2008. Product concept renewal during the review year gave rise to the LITE4U cartonboard concept, and for papers, the Galerie Customer Programme.

M-real's research and development expenses were EUR 10 million in 2008, approximately 0.3 per cent of sales (2007: 14 and 0.4 per cent, 2006: 18 and 0.5 per cent).

Environment

M-real's environmental policy is based on continuous improvement of its operations and minimisation of the environmental impact of its activities. To these ends, all M-real mills operate a certified ISO 9001 quality management system and an ISO 14001 environmental management system.

M-real strives to reduce the climatic impact of its activities, particularly by enhancing its energy efficiency. Metsäliitto Group's Climate Programme was launched at the start of the year under review. The programme is aimed at collecting information on work that has been or is being carried out to reduce the mills' impact on climate change. M-real implemented several energy saving production modifications and investments resulting in a calculated total decline in company CO_2 emissions of 35,628 tonnes. To support management in this area, a certified Energy Efficiency System (EES) will be introduced at all mills by the end of 2009.

M-real has succeeded in continuously reducing its emissions to air, discharges into waterways and noise from mill operations. This has been achieved by applying Best Available Techniques (BAT). Mill water systems have been closed, cleaning methods enhanced and incidental emissions minimised.

The most significant atmospheric emissions include fuel-derived sulphur and nitrogen oxides which can cause water and soil acidification, carbon dioxide, the main driver



Investments, depreciation and impairment charges, EUR million
600
500
400
300
200
100
0
2004
2005
2006
2007
2008
Investments
Depreciation and impairment charges



Investments, continuing operations, % of sales
12
10
8
6
4
2
0
2004*
2005
2006
2007
2008

* 2004 does not include the impacts of the Map Merchant and Graphic Papers divestments



Net gearing ratio
%
120
100
80
60
40
20
0
2004
2005
2006
2007
2008



Equity ratio
%
40
35
30
25
20
15
10
5
0
2004
2005
2006
2007
2008



Repayment of long term loan
EUR million
600
500
400
300
200
100
0
2009
2010
2011
2012
2013
2014

of climate change, and particle emissions, which have a negative impact on air quality. M-real has reduced its emissions to air by introducing low-sulphur fuels and by replacing fossil fuels with wood-based fuels.

The water consumption of M-real's production processes has been reduced continuously and work to close mill water systems even further is being continued, even though the majority of mills are located in areas of plentiful water supply.

Mill waste levels have been significantly reduced through efficient re-use of co-products. Waste sorting at mills and use as either raw material or for energy production reduces the need for landfill disposal. Packaging plastics, metals, paper and board are recycled. Process sludge and wood-based waste are used as fuels if they cannot be otherwise utilised. In office paper production, the fibre sludge generated during the recovered fibre deinking process is used in the building products industry and for energy production. Ash from power plants is used in earthworks construction as an alternative to gravel and other soil resources. Wood ash can also be used as a fertiliser. In forestry, it is used to restore nutrient balance to drained peat lands.

Authorised persons at M-real's production units were trained during the year under review to ensure that the requirements of the REACH regulation are satisfied. The by-products and intermediate products which the REACH registration obligations concern, have also been identified at M-real's production units. Indeed, with the entry into force of REACH, dialogue with chemical suppliers has assumed a more central role.

M-real is a major user of plant-based raw materials, so it follows research on genetically modified organisms (GMOs) closely. Research within the field of nanomaterials is also followed. M-real does not approve of the use of GMO-based raw materials or new nanotechnology-based materials until there is enough experience available on their use as well as high-quality research data.

The number of old environmental liabilities has decreased due to the rehabilitation measures of contaminated land areas carried out in recent years. At the present time, significant known old environmental obligations concern only the closed Wifsta mill's, Sweden, landfill site decommissioned by M-real. Other known liabilities are the landfill sites of Niemen Saha in Tampere, Finland, and of Silverdalen mill, Sweden. Provisions made for meeting environmental obligations were approximately EUR 5 million at the end of the year.

M-real's environmental expenses in 2008 were EUR 57 million (65).

Wood supply

M-real's parent company Metsäliitto Cooperative is responsible for M-real's wood supply. Metsäliitto and M-real are committed to using wood that is sourced responsibly and in compliance with local laws.

The bulk of M-real's domestic wood raw material comes from the forests of Metsäliitto Cooperative's owner-members. Metsäliitto also procures wood from Austria, Latvia, Lithuania, France, Sweden, Germany, Russia and Estonia. During the year under review, Metsäliitto delivered some 12.3 million cubic metres of wood to M-real's mills (including 30 per cent to Metsä-Botnia's mills). M-real knows the origin of the wood it procures whether it comes from a certified forest or not, and ensures the legality of the loggings.

During the year under review, approximately 67 per cent of the wood procured by Metsäliitto for M-real's mills comes from certified forests. M-real strives to increase the share of certified wood in its products and to launch more forest certification labelled products on the market.

The certified quality and environmental management systems used by Metsäliitto Wood Supply include a wood origin management system. The system enables M-real to know the origin of its wood even if the wood is not derived from a certified forest. All M-real mills employ a certified Chain of Custody system which enables them to verify the share of certified wood in their products.

Financing

At year-end of 2008, M-real's equity ratio was 30.8 per cent (31 December 2007: 34.4 and 31 December 2006: 32.8) and the gearing ratio 152 per cent (2007: 124 and 2006: 132) and the net gearing was 90 (2007: 99 and 2006: 113). Some of M-real's financing agreements set a 120 per cent limit on the company's net gearing ratio and a 30 per cent limit on the equity ratio. Calculated as defined in the loan agreements, the net gearing ratio at the end of the year was approximately 74 per cent (86) and the equity ratio some 36 per cent (40).

Interest-bearing net liabilities totalled EUR 1,254 million at the end the year (31 December 2007: 1,867 and 31 December 2006: 2,403). Foreign-currency-denominated loans accounted for 12 per cent, 95 per cent were floating-rate and the rest were fixed-rate. At the end of 2008, the average interest rate on loans was 7.0 per cent and the average maturity of long-term loans 2.9 years. The interest rate maturity of loans was 3.4 months at the end of the year. During the year, the interest rate maturity has varied between 3 and 6 months.

Cash flow from operations amounted to EUR 118 million (2007: 325). Working capital was down by EUR 7 million (down 42).

At year-end, an average of 4.6 months of the net foreign currency exposure was hedged. The level of hedging varied between 4 and 6 months during the period. Approximately 88 per cent of non-euro-denominated equity was hedged at the end of the review period.

Liquidity is at a good level. The approximately EUR 400 million cash settlement in December from the divestment to Sappi improved M-real's liquidity and financing position considerably. Liquidity at the end of the period was EUR 1,454 million, of which EUR 904 million consisted of committed long-term credit facilities and EUR 550 million of liquid assets and investments. The company had also interest-bearing receivables worth EUR 303 million. In addition, to meet its short-term financing needs, the company had at its disposal non-binding domestic and foreign commercial paper programmes and credit facilities amounting to some EUR 550 million.

Risks

M-real assesses its strategic, financial and liability risks at least twice a year. In 2008, the following risks and uncertainty factors were identified which, if they are realised, may affect M-real's financial performance and capacity to act:

Global economic recession

In the main market areas, paper and board demand follows the general economic development. Due to the economic crisis resulting/translating from financing markets, the paper and board demand was rapidly decreased at the end of 2008. This affects M-real's profitability directly. The development of demand during the beginning of 2009 is highly uncertain.

Competitive environment

The balance between demand and supply affects the price level of paper and paperboard products. During the past two years, the market balance has improved considerably thanks to capacity cuts, and several price increases have been implemented. The possible decline of demand may, if continued, have unfavourable affects on this balance. The business cycles unfavourable to M-real, or, the capacity increases by competitors may decrease prices. On the other hand, potential capacity closures by competitors could improve market dynamics.

Credit and other counterparty risks

The management of the credit risks involved in commercial activities is the responsibility of M-real's business areas and centralised credit control. The credit control together with business areas defines the internal credit limits and terms of payment for different customers. Part of the credit risks are transferred further to credit insurance companies by means of credit insurance contracts. The global financing crisis has also affected the financial standing of largest credit insurance companies and their risk tolerance. As a result from this, M-real's client credit risk has increased considerably during the past few months. The client credit risk is aimed to be reduced by improving and intensifying internal credit control and its processes.

The main principles for the company's credit control are defined in the credit policy approved by the company's management. Counterparty-specific, approved maximum amounts are also applied to money market investments, derivatives and borrowings in order to ensure creditworthiness and to reduce risk concentrations.

Changes in consumer habits

In the future, changes in the new electronic communications technology, marketing channels and other consumer habits may change the demand for M-real's paperboard and paper products.

Price risks of production input costs

A radical and unforeseen rise in the price of production inputs important for M-real's operations, such as wood raw material, energy or chemicals, may reduce profitability and thus the realisation of the savings objectives set. M-real attempts to hedge against this risk by entering into various derivative contracts for different time periods. The cost inflation in current economic situation seems to be, at least temporarily, at a considerably lower level compared to previous years.

Liability risks

M-real's business operations involve various types of liability risks, such as general operational liability risks, environmental risks, product liability risks, etc. Attempts are made to manage these risks by improving business processes, practices, quality requirements and the transparency of operations. Part of the above-mentioned risks have been transferred to insurance companies by means of insurance contracts.

Business interruption risks

Major accidents, natural catastrophes, serious malfunctions in critical information systems, labour disputes and delivery problems of the most important raw material suppliers, for example, may interrupt M-real's business operations and, in extreme cases, cause loss of customers. Comprehensive continuity and recovery plans have been drawn up in the business areas for reducing these risks. In addition, some of the mill operation interruption risks have selectively been transferred to insurance companies.

Personnel

M-real has paid special attention to ensuring the availability of personnel by means of various development programmes and special measures. M-real attempts to prepare for a generational shift and other risks related to the availability of personnel by means of career planning and job rotation.

Financial risks

The main financial risks involved in business operations relate mainly to currencies, interest rates, liquidity and counterparty risks and the use of derivative instruments.

The financial risks are managed in accordance with the treasury policy approved by M-real's Board of Directors. The aim is to hedge against significant financial risks, balance the cash flow and give the business units time to adjust their operations to changing conditions. M-real's financial risks and their management is described in more detail on pages 54–57 of this annual report.

Preparing for and transferring risks

Identified risks are prepared for based on information and knowledge of the company itself, its partners or external experts have at their disposal. M-real cooperates actively with insurance companies related to risk management, for example, by regularly executing risk evaluations on different business areas. Part of the risks are borne by the company itself and part of them are selectively transferred by means of, for example, insurance contracts, derivative contracts and terms and conditions otherwise included in contracts, to be borne by insurance companies, banks and other counterparties. The transfer of risks by means of insurance contracts is primarily covered by global insurance policies addressing the most common loss risks, including:

- Property and business interruption insurance
- General third-party and product liability insurance
- Liability insurance for Directors and Officers
- Credit insurance
- Marine cargo insurance.

Shares

In 2008, the highest price of M-real's B shares on the NASDAQ OMX Helsinki Ltd was EUR 3.28, the lowest EUR 0.67, and the average price EUR 1.59. At year-end, the price of the B share was EUR 0.69.

The trading volume of B shares was EUR 1,004 million, or 217 per cent of the share capital. The market value of the A and B shares totalled EUR 232 million at the year-end. The company has a total of 328,165,612 shares, which are divided into 36,339,550 Series A shares and 291,826,062 Series B shares. The total number of voting rights, conferred by shares, is 1,018,617,062.

At year-end, Metsäliitto Cooperative owned 38.6 per cent of M-real Corporation's shares, and the voting rights conferred by these shares was 60.5 per cent. International investors' holdings were 25 per cent. Finnish households owned approximately 16 per cent of the shares. M-real CEO, Deputy to the CEO and the Board of Directors owned approximately 0.1 per cent of the shares at year-end 2008.

On 9 January, Norges Bank's (Central Bank of Norway) holding in M-real increased to 5.3 per cent of the share capital and 1.7 per cent of the voting rights.

On 2 May, Hermes Focus Asset Management Europe Ltd's holding in M-real decreased to 4.9 per cent of the share capital and 2.3 per cent of the voting rights.

On 29 September, Financier de l'Echiquier SA's holding in M-real increased to 5.1 per cent of the share capital and 1.6per cent of the voting rights.

The Annual General Meeting on 13 March 2008 resolved to delete from the company's Articles of Association the stipulation on the minimum and maximum share capital, the record date provisions of book-entry system and the section concerning the par value of the company's shares.

Distributable funds and dividend

The distributable funds of the parent company as of 31 December 2008 were EUR -303,901,093.04 of which the result for the financial year is EUR -535,312,028.39.

In its meeting on 5 February 2008, the Board of Directors decided to propose to the Annual General Meeting, to be held on 12 March 2009 that no dividend is paid for the financial year 2008. For 2007, paid dividend per share was EUR 0.06, in total EUR 19.7 million.

Board of Directors and Auditors

The Annual General Meeting in March elected as members of M-real's Board of Directors Heikki Asunmaa, Counsellor of Forest Economy; Martti Asunta, M. Sc. (Forestry); Kari Jordan,

President and CEO of Metsäliitto Group; Erkki Karmila, LL.M.; Kai Korhonen, M. Sc. (Technology); Runar Lillandt, Counsellor of Agriculture; Juha Niemelä, Honorary Counsellor; and Antti Tanskanen, Minister. The term of office of the members of the Board of Directors expires at the end of the next Annual General Meeting. At its organising meeting following the Annual General Meeting, the Board of Directors elected Kari Jordan as its Chairman and Martti Asunta as its Vice Chairman.

The Annual General Meeting elected as M-real's auditor Authorized Public Accountants PricewaterhouseCoopers Oy. The term of office of the auditor expires at the end of the next Annual General Meeting.

Events after the review period

The new management and reporting structure including the Consumer Packaging, Office Papers and Other Papers business areas as well as the Market Pulp and Energy reporting segment was announced on 5 January 2009.

M-real announced on 8 January 2009 beginning of statutory negotiations concerning 1,500 people at mill operations in Finland.

M-real announced on 14 January 2009 of statutory negotiations at the Hallein mill, Austria, concerning 480 people and of plans to discontinue paper production at the end of April. At Gohrsmühle, Germany, standard fine paper production will be discontinued during April while the production of uncoated fine paper reels and folio sheets will be expanded. The future options for Hallein pulp mill are under consideration. Also the strategic review related to paper businesses continues.

Standard & Poor's downgraded M-real's B- rating to CCC+. The outlook of the rating remains negative. Downgrade has an annual impact of approximately EUR 2 million on annual financing costs.

On 5 February 2008, M-real launched a new profit improvement programme with an annual target of EUR 80 million. The programme targets at savings in the business areas and streamlining the support functions to reflect the new company structure after the divestment of Graphic Papers. The full annual effect of the programme will be visible from 2011. The majority of the profit improvement measures are expected to be implemented in 2009, and the profit impact is estimated to be EUR 20-25 million in 2009. The related non-recurring costs booked during 2009 are expected to be about EUR 18 million. At the same time, M-real will also implement a separate EUR 60 million programme to boost the 2009 cash flow including e.g. reduction of operating net working capital and cuts in investments.

Near-term outlook

The demand for M-real's main products in Europe is expected to improve during the first quarter compared with the exceptionally low demand in late last year. The demand appears, however, to remain at a lower level compared with the beginning of last year. The general uncertainty of the economy poses challenges to the short-term forecasting.

The price increases for folding boxboard implemented in late 2008 are visible in the average prices during the early part of this year. Folding boxboard prices are targeted to be increased later this year when market situation so enables. Despite the weakening demand for coated papers, the prices are targeted to be increased. For uncoated fine papers the need for price increases is great, however, due to the market situation their implementation is deferred to a later date. In the short term the aim is to maintain the current price level of uncoated fine papers.

Cost inflation is expected to ease considerably during 2009. Currently, it seems that the impact of the new profit improvement programme together with the earlier implemented measures will clearly exceed the 2009 cost inflation.

With the above factors taken in account, M-real's operating result for first quarter of 2009, excluding non-recurring items, is expected to improve seasonally from the fourth quarter of 2008 but to remain clearly negative.

Consolidated income statement

EUR million	Note	1.1.–31.12.2008	1.1.–31.12.2007
Continuing operations			
Sales	3	**3,236**	**3,499**
Change in stocks of finished goods and work in progress	6	-2	48
Other operating income	5	182	195
Materials and services	6	-2,155	-2,317
Employee costs	6	-441	-534
Depreciation, amortization and impairment charges	3, 7	-315	-447
Other operating expenses	6	-566	-493
Operating result		**-61**	**-49**
Share of profit from associated companies	13	-1	-3
Net exchange gains/losses	8	13	1
Interest and other financial expenses, net	8	-155	-140
Result from continuing operations before tax		**-204**	**-191**
Income taxes	9	34	23
Result for the period from continuing operations		**-170**	**-168**
Result for the period from discontinued operations	4	-338	-27
Result for the period		**-508**	**-195**
Attributable to:			
Shareholders of parent company		**-517**	**-194**
Minority interest		9	-1
		-508	-195
Earnings per share for result attributable to the shareholders of parent company, EUR	10		
From continuing operations		-0,55	-0,51
From discontinued operations		-1,03	-0,08
Total		**-1,58**	**-0,59**

The notes are an integral part of these financial statements.

Consolidated balance sheet

EUR million	Note	31.12.2008	31.12.2007
ASSETS			
Non-current assets			
Goodwill	11	51	172
Other intangible assets	11	51	38
Tangible assets	11, 33	1,808	2,820
Biological assets	12	57	47
Investments in associated companies	13	63	64
Available for sale investments	14, 23	440	343
Non-current financial assets	15, 23	232	24
Deferred tax receivables	16	5	4
		2,707	**3,512**
Current assets			
Inventories	17	505	619
Accounts receivables and other receivables	18, 23	615	886
Current income tax receivables		44	44
Derivate financial instruments	26	84	40
Cash and cash equivalent	19, 23	550	380
		1,798	**1,969**
Total assets		**4,505**	**5,481**
SHAREHOLDERS' EQUITY AND LIABILITIES			
Equity attributable to shareholders of parent company	20		
Share capital		558	558
Share premium account		667	667
Translation differences		-9	-11
Fair value and other reserves		259	225
Retained earnings		-146	391
		1,329	1,830
Minority interest		57	52
Total shareholders´ equity		**1,386**	**1,882**
Non-current liabilities			
Deferred tax liabilities	16	232	290
Post employment benefit obligations	21	98	159
Provisions	22, 33	99	72
Borrowings	23	1,568	1,883
Other liabilities	24	18	38
		2,015	**2,442**
Current liabilities			
Current borrowings	23	538	453
Accounts payable and other liabilities	25	489	663
Current income tax liabilities		8	16
Derivative financial instruments	26	69	25
		1,104	**1,157**
Total liabilities		**3,119**	**3,599**
Total shareholders' equity and liabilities		**4,505**	**5,481**

The notes are an integral part of these financial statements.

Consolidated statement of changes in shareholders´ equity

	Equity attributable to shareholders of parent company							
EUR million	Share capital	Share premium account	Translation differences	Fair value and other reserves	Retained earnings	Total	Minority interest	Total
Shareholders' equity according to IFRS, 1 Jan. 2007	**558**	**667**	**3**	**222**	**605**	**2,055**	**63**	**2,118**
Translation differences			-34			-34	-3	-37
Net investment hedge			28			28		28
Available for sale investments								
recorded in equity				5		5		5
transferred to other operating income				-5		-5		-5
Currency flow hedges								
recorded in equity				8		8		8
transferred to income statement`s sales				-22		-22		-22
Interest flow hedges								
recorded in equity				0		0		0
Commodity hedges								
recorded in equity				9		9		9
transferred to income statement's purchases				9		9		9
Tax on equity components			-8	-1		-9		-9
Net expenses recognised directly in equity			-14	3		-11	-3	-14
Loss for the period					-194	-194	-1	-195
Total recognised income and expenses for the period			-14	3	-194	-205	-4	-209
Related party transactions								
Changes in minority interest during the period								
The sale of Metsä-Botnia shares (9%)							-11	
Metsä-Botnia restructuring in Uruguay							5	
Total							-6	-6
Dividends paid					-20	-20	-1	-21
Related party transactions					-20	-20	-7	-27
Shareholders' equity according to IFRS December 31, 2007	**558**	**667**	**-11**	**225**	**391**	**1,830**	**52**	**1,882**
Shareholders' equity according to IFRS, 1 Jan. 2008	558	667	-11	225	391	1,830	52	1,882
Translation differences			-17			-17	2	-15
Net investment hedge			26			26		26
Available for sale investments								
recorded in equity				115		115		115
transferred to other operating income				-28		-28		-28
Currency flow hedges								
recorded in equity				-21		-21		-21
transferred to income statement`s sales				3		3		3
Interest flow hedges								
recorded in equity				-4		-4		-4
transfered to income statement´s financial items				-1		-1		-1
Commodity hedges								
recorded in equity				-17		-17		-17
transferred to income statement´s purchases				-1		-1		-1
Tax on equity components			-7	-12		-19		-19
Net expenses recognised directly in equity			2	34		36	2	38
Loss for the period					-517	-517	9	-508
Total recognised income and expenses for the period			2	34	-517	-481	11	-470
Related party transactions								
Changes in minority interest during the period								
Metsä-Botnia restructuring in Uruguay							-6	
Total							-6	-6
Dividends paid					-20	-20	0	-20
Related party transactions					-20	-20	-6	-26
Shareholders' equity according to IFRS December 31, 2008	**558**	**667**	**-9**	**259**	**-146**	**1,329**	**57**	**1,386**

The notes are an integral part of these financial statements.

Consolidated cash flow statement

EUR million	2008	2007
Cash flow from operating activities		
Result for the period	-508	-195
Adjustments to the result, total	619	479
Interest received	16	14
Interest paid	-189	-166
Dividends received	1	1
Other financial items, net	-21	-9
Income taxes paid	-22	-38
Change in working capital	7	42
Net cash flow from operating activities	**-97**	**127**
Cash flow arising from investing activities		
Acquisition of shares in associated companies	0	-1
Acquisition of other shares	0	0
Capital expenditure	-128	-258
Proceeds from disposal of subsidiary shares, net of cash	386	350
Proceeds from disposal of shares in associated companies	0	239
Proceeds from disposal of other shares	80	0
Proceeds from sale of fixed assets	8	33
Proceeds from long-term receivables	9	6
Increase in long-term receivables	0	0
Net cash flow arising from investing activities	**355**	**369**
Cash flow arising from financing activities		
Share issue, minority interest	2	6
Proceeds from non-current liabilities	46	96
Payment of non-current liabilities	-301	-443
Proceeds from current liabilities, net	202	-30
Change in current interest-bearing receivables, net	-18	95
Dividends paid	-20	-20
Net cash flow arising from financing activities	**-89**	**-296**
Change in cash and cash equivalents	**169**	**200**
Cash and Cash Equivalents at beginning of period	380	182
Translation adjustments	1	-2
Changes in Cash and Cash Equivalents	169	200
Cash and Cash Equivalents at end of period	**550**	**380**
Notes to the consolidated cash flow statement		
Adjustments to the result		
Taxes	-45	-11
Depreciation, amortization and impairment charges	569	567
Share of results in associated companies	1	3
Gains and losses on sale of fixed assets and investments	-67	-230
Finance costs, net	154	165
Provisions	7	-15
	619	479
Change in working capital		
Inventories	-20	-47
Accounts receivables and other receivables	6	4
Accounts payable and other liabilities	21	85
	7	42

The notes are an integral part of these financial statements.

Notes to the accounts

1. Accounting policies

The principal accounting policies to be adopted in the preparation of the consolidated financial statements are as follows.

Main operations

M-real Corporation is a Finnish public listed company that is domiciled in Helsinki. M-real Corporation and its subsidiaries comprise a forest industry group having manufacturing operations in five countries in Europe. Europe is also the company's main market area, but its products are sold worldwide. M-real's main product areas are folding boxboard, coated and uncoated fine papers. The Group's operations are organized into three business segments: Consumer Packaging, Office Papers, Other Papers and the reporting structure includes also the Market Pulp and Energy segment. The Group's other operations are the head office along with support functions.

Accounting policies and measurement bases

M-real Corporation's consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS). The Group consolidated financial statements were authorized for issue by the Board of Directors on 5 February 2009.

The financial statements have been prepared based on historical costs, except for biological assets, derivative contracts and certain other financial assets and liabilities that have been measured at fair value.

Use of estimates in the financial statements

The preparation of financial statements in accordance with IFRS calls for the use of estimates and assumptions. These estimates and assumptions affect the value of balance sheet items at the closing date, the disclosure of contingent assets and liabilities and the amounts of revenue and expenses during the reporting period. The estimates are based on management's best assessment at the balance sheet date, but actual amounts may differ from the estimates made.

Impairment of non-current assets

The Group tests goodwill and intangible assets with indefinite useful lives at least once a year for impairment. Other non-current assets are tested when there are indications that the value has been impaired. The value in use approach has been adopted in impairment testing. The estimated discounted future cash flows can vary from actual cash flows due to long useful lives of assets, changes in estimated prices of product and product costs and changes in the discount rates. These could lead to significant impairment charges.

Employee benefits

The Group operates in different countries a mixture of both defined benefit and defined contribution plans. Several statistical and other actuarial assumptions are used in calculating the expense and liability related to the plans. Among these assumptions there is the discount rate, expected return on plan assets, changes in future compensation and withdrawal. Statistical information may differ materially from actual results due to changes in economic conditions and changes in service period of plan participants among others. Changes in actuarial assumptions may have significant effect on Group's profit or loss, but the effect of these changes is recorded for employees´ remaining average period of service.

Environmental provisions

Group´s operations are mainly based on own pulp and paper production. A significant amount of wood, chemicals, water and energy is used in processes.
Group´s objective is to operate in compliance with regulations related to environmental issues and to reduce among others emissions to air and to water. The Group has recorded provisions for normal environmental liabilities. Unexpected events which may happen during production processes and waste treatment may cause substantial losses and additional costs.

Income taxes

The Group reviews at the end of each reporting period whether it is probable that sufficient taxable profit will be available against which a deductible temporary differences, deferred tax assets, can be utilized. The actual outcome may differ from the factors used in estimates. This can lead to significant recognition of tax assets as tax expense in the income statement.

PRINCIPLES OF CONSOLIDATION

Subsidiaries

The consolidated financial statements include the accounts of the parent company M-real Corporation and all those subsidiaries in which the parent company controls at the end of the year, directly or indirectly, over 50 per cent of the voting rights or it otherwise exercises control of the company.

The financial period of all companies ended on 31 December 2008. Subsidiaries acquired or established during the financial period have been consolidated from the date of their acquisition. Companies in which a controlling interest has been given up during the financial year are included in the consolidated financial statements up to the time of sale.

The financial statements of subsidiaries have been translated, as necessary, to be in line with the accounting policies applied in the Group's financial statements.

Intra-Group shareholdings have been eliminated using the purchase method. The acquisition cost in excess of a subsidiary's equity at the time of purchase is allocated to the subsidiary's property, plant and equipment if its carrying value is lower than the fair value. The portion allocated to property, plant and equipment is depreciated according to the plan for the category of property, plant and equipment in question. The unallocated portion is stated as goodwill on the assets side of the balance sheet.

All intra-Group transactions, unrealized margins on internal deliveries, internal receivables and liabilities as well as internal distribution of profits have been eliminated.

Minority interests have been separated out from Group profit attributable to shareholders of the parent and from shareholders' equity and presented as a separate item under equity.

Associated companies

Associated companies are companies in which M-real Corporation, either directly or indirectly, has a 20-50 per cent holding of the voting rights or a significant influence but over which it does not have control. Associated companies are included in the consolidated financial statements using the equity method. M-real's share of the results of associated companies is stated in the income statement on the line "Share of Profits from Associated Companies." The Group's portion of the net assets of associates, together with the goodwill having arisen on the acquisition less accumulated impairment losses, is presented in the balance sheet on the line "investments in associated companies". Equity accounting is discontinued when the carrying amount of the investment in associated company has decreased to zero, unless the Group has incurred or guaranteed obligations in respect of the associated company.

Joint ventures

Joint ventures are entities in which a company enters into a contractual arrangement whereby it shares control over the finances and operations together with other parties. The Group's holdings in joint ventures are consolidated using the proportionate method line by line. Accordingly, M-real's consolidated financial statements include an amount of the joint ventures' assets, liabilities, revenue and expenses corresponding to the company's holding in them. Oy Metsä-Botnia Ab, Äänevoima Oy and Ääneverkko Oy have been consolidated on a proportionate basis line by line.

Transactions in foreign currency

M-real's operating currency is the euro. Transactions denominated in foreign currency are translated into euros using the exchange rate on the transaction date. Receivables and liabilities in foreign currencies are translated into operating currency using the exchange rates prevailing at the balance sheet date. Exchange gains and losses arising from such translations are recorded under "Financial income and expenses" with the exception of liabilities classified as hedges for net investment in a foreign entity, for which the currency gains and losses are entered for the part of hedge proven effective in the translation differences in shareholders' equity.

The income statements of Group companies whose reporting currencies are other than euro are translated into euros using average exchange rates for the reporting period, and their balance sheets at the exchange rates prevailing at the balance sheet date. Translation differences arising on translation and on applying the purchase method of consolidation are entered in shareholders' equity. In conjunction with divestments of subsidiaries, either by selling or by dissolving, translation differences accumulated by the time of divestment are entered in the income statement as part of the gain or loss from the divestment. In conjunction with the transition to IFRS, translation differences arising prior to 1 January 2004 are entered in retained earnings and are no longer shown in the income statement when the subsidiary is subsequently sold.

Financial assets

Financial assets have been classified according to the IAS standards as follows: 1) Financial assets at fair value through profit or loss, 2) Held-to-maturity investments, 3) Loans and other receivables and 4) Available-for-sale financial assets. Categorisation depends on the purpose for which the assets were acquired and is made at the time they were originally recorded. Financial asset purchases and sales are recorded at the settlement date.

Investments acquired for trading have been classified as financial assets at fair value through profit or loss. These may include, for example, short-term and long-term money market deposits, commercial papers and bonds. Financial assets held for trading have been recognized at fair value based on price quotations in the market. Unrealised and realised gains and losses due to changes in fair value are recognized immediately in the income statement during the financial period in which they are incurred.

Held-to-maturity investments include those investments which the Group has full intention and ability to retain until the date of their maturity. Loans and other receivables comprise external and Metsäliitto Group's internal loan receivables. Financial assets designated in these categories are carried at amortised cost using the effective interest method.

Available for sale financial assets consist of listed companies and other companies. The fair values of listed companies are based on public quotation for shares at the Balance sheet date. The most important shareholding of not quoted companies consists of three percentage stake in Finnish energy company Pohjolan Voima Oy. The ownership in Pohjolan Voima Oy is fair valued quarterly using discounted cash flow method. The changes in fair value are recorded in fair value reserve in equity and transferred from shareholders' equity to profit and loss account when the investment is sold or its value is impaired so that an impairment shall be charged for the investment. Other shares in not quoted companies, where the fair value cannot be measured reliably are carried at cost less any impairment losses.

An impairment of financial assets must be charged, if the book value of the financial asset exceeds the amount of money obtainable for it, the assessment of which is based on, for example, the debtor's financial difficulties, neglect of payment or disappearance of an active market for the item in question.

Cash and cash equivalents comprise cash in hand, deposits held at call with banks and other short-term highly liquid investments. Cash and cash equivalents includes items with original maturities of three months or less.

Financial liabilities

All the Group's financial liabilities are included under "Other liabilities" and loans are not classified as "Financial liabilities at fair value through profit or loss". Financial liabilities entered in the accounts are valued at cost equal to the fair value of the equivalent. Transaction costs are included in the original carrying value of all financial liabilities. All financial liabilities are later carried at amortized cost using the effective interest method.

Derivative financial instruments and hedge accounting

Derivative financial instruments are initially recognized in the balance sheet at cost and thereafter during their term-to-maturity are revalued at their fair value. Gains and losses resulting from recognition at fair value are treated in accounting as required with regard to the intended use of the derivative in question. Derivatives are initially classified either as 1) Hedges of the exposure to changes in fair value of receivables, liabilities or firm commitments, 2) Hedges of the cash flow from a highly probable forecast transaction, 3) Hedges of a net investment in a foreign entity, 4) Derivatives to which it has been decided not to apply hedge accounting or 5) Derivatives used for trading. Derivatives that do not qualify for hedge accounting are classified as financial assets or financial liabilities at fair value through profit or loss.

When applying hedge accounting, at the inception of a hedging relationship the Group has documented the relationship between the hedged item and the hedging instruments as well as the hedging strategy observed. To meet the requirements of hedge accounting, the Group has also continuously carried out effectiveness testing to verify that changes in the fair value of the hedging instrument for each hedging relationship cover effectively enough, with respect to the hedged risk, any changes in the fair value of the hedged item.

The fair value of derivatives is disclosed in current non-interest-bearing receivables or liabilities. The fair values of derivatives classified in accordance with the applied accounting practice are presented in Notes to the accounts no. 26. The maturity analysis of cash flow hedge accounting is presented in Notes to the accounts no. 27.

Currency hedging

To hedge its foreign currency exposure, the Group has partly applied hedge accounting in accordance with IAS 39 as so-called cash flow hedge. A separately defined portion of the highly probable forecast cash flow of sales in USD, GBP and SEK is the object of hedge accounting. A change in the fair value of a derivative hedge (currency forward contracts) proven effective is entered directly in shareholders' equity in the fair value reserve, and only after the realisation of the forecasted sales transaction it is entered in the income statement as an adjustment of the hedged sales. Changes in the fair value of other currency derivatives to hedge foreign currency exposure are recognized under financial items in the income statement. The fair values of forward foreign exchange contracts are based on forward prices prevailing at the balance sheet date, and currency options are stated at market rates in accordance with the Black&Scholes model.

The hedging of a net investment in a foreign entity is dealt with in the books like cash flow hedge. Changes in the fair value of a derivative and loan hedge proven effective are recognized directly against the translation differences accumulated in shareholders' equity. The ineffective portion of the hedge as well as the effect of the interest rate element of forward exchange contracts are recorded in financial income and expenses in the income statement.

Interest hedging

To hedge the fair value of separately defined loans with derivatives contracts (interest rate swaps and currency swaps), the Group has applied hedge accounting in accordance with IAS 39 as so-called fair value hedge. Changes in the fair value of both defined loans and derivative contracts that meet the criteria for effective hedge accounting are recognized in financial income and expenses through profit and loss. The fair value of loans is calculated in respect of interest rate risk and currency risk elements, but any changes in the company's credit risk premium have not been taken into account.

Moreover, to hedge its interest rate exposure, the Group has partly applied hedge accounting in accordance with IAS 39 to hedging of contractual cash flows of floating interest rates of loans as so-called cash flow hedge. A change in the fair value of derivative contracts (interest rate swaps) is entered directly in shareholders' equity in fair value reserve.

All other interest rate derivatives, to which hedge accounting is not applied, are stated at their fair value, and changes in fair value are recognized under financial items in the income statement. The fair values of forward rate agreements, interest rate futures and options are based on quoted market rates at the balance sheet date, and interest rate swaps and currency swaps are measured at the present value of future cash flows, with the calculation based on market interest rate yield curve.

Commodity risk hedging

To hedge its electricity price risk exposure, the Group has partly applied hedge accounting in accordance with IAS 39 as so-called cash flow hedge. A separately defined portion of the highly probable forecast cash flow of electricity purchases in Finland and Sweden is the object of hedge accounting. A change in the fair value of a derivative hedge (forward electricity contracts) proven effective is entered directly in shareholders' equity in fair value reserve, and only after the realisation of the forecast electricity purchases it is entered in the income statement as an adjustment of the hedged purchases. The ineffective part of electricity derivatives classified to hedge accounting and other electricity, oil and pulp derivatives hedging commodity price risk are recognized at market rates at the balance sheet date, and changes in fair value are entered in the income statement under "Other income and expenses".

Embedded derivatives are valued at fair value, and changes in fair value are entered under financial items in the income statement. The amount of embedded derivatives at the M-real Group is insignificant.

Segment reporting

The Group's primary segment reporting is based on business segments and secondary segment reporting on geographical segments. Business segments are defined in accordance with the Group's management organization.

Transactions between segments are based on market prices. All sales and other transactions between segments are eliminated on consolidation. The same accounting policies are applied in segment reporting as for the Group as a whole.

The result reported for the segments is operating profit (profit before financial income and expenses). The assets of a segment include all the assets of the units belonging to the segment, except for assets related to financing and taxes. Goodwill arising on the acquisition of subsidiaries is allocated to the business segments in accordance with the matching principle. Segment liabilities include all the operating liabilities of the units belonging to the segment (all liabilities excluding liabilities relating to financing and taxes).

Non-current assets held for sale and discontinued operations

An asset item/operation is classified as held for sale when the amount corresponding to its carrying value will be generated primarily from sale of the asset item.

Asset items classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell. Asset items classified as held for sale are not depreciated or amortized.

A discontinued operation is one which the Group has disposed of or that is classified as held for sale and represents a separate major line of business or geographical area of operations. The profit or loss from discontinued operations after tax is shown as a separate item in the consolidated income statement.

Recognition of income

Sales are calculated after deducting indirect sales taxes, trade discounts and other items adjusting sales. Revenue from the sale of goods is recognized as income when the significant risks and benefits associated with ownership of the products have passed to the purchaser and the seller no longer has an actual right of possession or control over the products. Revenue from the sale of services is recorded when the services have been rendered.

Delivery and handling costs

Costs arising from the delivery and handling of goods are recorded in operating expenses in the income statement.

Research and development expenditure

Research and development expenditure is recognized as an expense at the time it is incurred. Development expenditure is capitalized if it meets the criteria for capitalization. To date, M-real does not have capitalized R&D expenditure.

Borrowing costs

Borrowing costs are generally recognized as an expense in the period in which they are incurred. When an item of property, plant and equipment is involved in a major and long-term investment project, the borrowing costs directly due to the acquisition and construction of the asset are included in the asset's cost. Transaction expenses directly due to obtaining loans are deducted from the original cost of said loan and periodized as interest expense using the effective interest rate method.

Income taxes

Tax expense in the income statement is comprised of the current tax and deferred taxes. Income taxes are recorded on an accrual basis for the taxable income of each reporting unit, applying the tax rate in force in each country at that time. Taxes are adjusted for any taxes for previous periods.

Deferred taxes and tax assets are calculated on all the temporary differences between the accounting value and the tax base. The largest temporary differences arise from depreciation on property plant and equipment. The temporary differences arise also from measurement at fair value of the balance sheets of acquired companies at the time of purchase, measurement of available for sale financial assets and derivative instruments at fair value, defined-benefit pension plans and unused tax losses also.

Deferred taxes have been calculated by applying the tax rates in force by the balance sheet date. Tax assets are recognized to the extent that it is probable that taxable profit will be available against which a deductible temporary difference can be utilized.

INTANGIBLE ASSETS

Goodwill

Goodwill is the portion of the cost of an acquired subsidiary, associated company or joint venture which exceeds the fair value of its net identifiable assets at the time of purchase.

Goodwill is not amortized but is tested annually to determine any impairment. Goodwill is measured at cost less accumulated impairment losses. An impairment loss is recorded as an expense in the income statement in the reporting period during which the impairment has been determined. Goodwill is allocated to cash-generating units for the purpose of impairment testing. An impairment loss is recognised when the recoverable amount of the cash-generating unit is less than the carrying amount of that unit. The impairment loss is allocated first to any goodwill allocated to that unit and then to the other assets of the unit on a pro-rata basis based on the carrying amount of each asset in the unit. An impairment loss recognised for goodwill is not reversed in subsequent periods.

The gain or loss on disposal of an entity includes the carrying amount of goodwill allocated to that entity.

Computer software

Expenditure on developing and building significant new computer software programs are recognized in the balance sheet as an intangible asset and amortized over its useful life, which is not to exceed five years. Direct expenses to be capitalized include consultancy and expert advisory fees paid to outside parties, software licences obtained for the application, staff costs to the extent that they can be allocated directly to the project as well as other direct costs. Maintenance and operating expenditure related to computer software and EDP applications is recorded as an expense in the reporting period in which it has been incurred.

Other intangible assets

The cost of patents, licences and trademarks having a finite useful life is capitalized in the balance sheet under intangible assets and amortized on a straight-line basis over their useful lives in 5-10 years.

Emission rights

Allowances received by the governments free of charge have initially been recognised as intangible assets and the corresponding government grant as advance payment in liabilities based on fair value at the date of initial recognition. Allowances are measured at its cost or at their fair value if less. Allowances are not amortized. The emissions produced are recognised as cost and as liability together with the corresponding government grant as income both based on the value at the date of initial recognition. So rights consumed that are within the original range have no positive or negative effect on profit for the period. The costs of purchasing additional rights to cover excess emissions or the sale of unused rights have effect on profit.

Property, plant and equipment

Property, plant and equipment is measured at original cost. The property, plant and equipment of acquired subsidiaries is measured at fair value at the time of the purchase. Property, plant and equipment is presented in the balance sheet at cost less accumulated depreciation and impairment losses. For investments in property, plant and equipment requiring a long construction time, the interest incurred during construction is capitalized in the balance sheet as part of the asset for the time that is necessary for bringing the asset to working condition for its intended use.

Property, plant and equipment is depreciated on a straight-line basis over the following expected useful lives:

Buildings and constructions	20-40 years
Heavy power plant machinery	20-40 years
Other heavy machinery	15-20 years
Lightweight machinery and equipment	5-15 years

Land and water areas are not depreciated. If the significant parts of an item of property, plant and equipment have useful lives of differing length, each part is depreciated separately.

The estimated economic lives are reviewed at each balance sheet date and if they differ significantly from previous estimates, the depreciation periods are altered accordingly.

Expenditures arising from large-sized modernization and improvement projects are capitalized in the balance sheet if it is probable that the economic benefit resulting from the projects will exceed the estimated revenue originally obtainable from the asset item that is to be modernized. Other expenditure related to repair and maintenance is expensed in the period in which it is incurred.

Gains and losses arising on the sale and decommissioning of items of property, plant and equipment are calculated as the difference between the net revenue obtained and the carrying amount. Capital gains and losses are included in operating profit in the income statement.

When a non-current item of property, plant and equipment is classified as held for sale, the recording of depreciation on said asset is discontinued. A non-current asset held for sale is measured at the lower of the carrying amount or the fair value less the expenses necessary to make the sale

Government grants

Government grants received for the purpose of purchasing property, plant and equipment and similar are entered as deferred income in balance sheet liabilities and recognized in other operating income during the actual useful life of the asset. Other grants are recorded as other operating income in the income statement for the financial periods during which they are matched with the corresponding expenses.

Leases

Leases on property, plant and equipment for which the Group assumes substantially all the risks and rewards incident to ownership of the asset are classified as finance lease agreements. A finance lease agreement is recognized in the balance sheet at an amount equal at the inception of the lease to the fair value of the leased property or, if lower, at the present value of the minimum lease payments. The corresponding lease payment liability is recorded in interest-bearing liabilities under other non-current liabilities. An asset obtained on a finance lease is depreciated over the useful life of the asset or, if shorter, the lease term. Lease payments are split between financial expenses and a reduction in the lease liabilities.

Lease agreements in which the risks and rewards incident to ownership remain with the lessor are treated as other lease agreements (operating leases). Lease payments under an operating lease are recognized as an expense in the income statement on a straight-line basis over the lease term.

Impairments

Asset carrying values are measured at the end of each reporting period to determine any impairment. To facilitate impairment testing, the Group's assets are divided into identifiable smaller units that are substantially independent of the cash flows generated by other units. The carrying values of these cash-generating identifiable assets are always tested when there are indications that the value of the asset has been impaired, and any impairments are recorded as an expense. Nonetheless, those cash-generating units to which goodwill has been allocated are subjected to an impairment test annually.

The recoverable amount of an asset is the higher of its net selling price or fair value. Value in use is determined by discounting estimated future net cash flows.

An impairment loss recognized on an item of property, plant and equipment in prior periods is reversed if, and only if, there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognized. Following such a reversal, the value of the asset item must not exceed the carrying amount which it had, less depreciation, prior to the recording of the impairment loss.

An impairment loss recognized for goodwill is not reversed in subsequent periods.

Biological assets

Biological assets (living trees) are measured at fair value less the estimated expenses of making a sale. The fair value of a stand of trees, excluding young seedlings, is based on the present value of expected cash flows (revenue and expenses). The calculations take into account the future growth of the stand as well as the environmental protection-related limits on the forests. The calculation of income from fellings and silvicultural costs is based on the prevailing price level as well as the company's view of the future trend in prices and costs. Changes in the fair value of a stand of trees are included in operating profit during the financial period.

Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of finished and semi-finished products comprises raw materials, direct labour expenses, other direct expenses as well as an appropriate share of fixed and variable production overheads. The normal capacity of the production facilities is used as the divisor in allocating overheads to the different production units.

The value of inventories is determined using the FIFO (first-in, first-out) method or, alternatively, the weighted average cost method. Net realizable value is the estimated selling price that is obtainable less the costs of completion and the costs necessary to make the sale.

Accounts receivables

Accounts receivables are measured at the expected net realizable value, which is the original invoicing value less estimated impairment provisions on the receivables. Impairment test is carried for all receivables at bankruptcy or overdue over 180 days, when there is a justifiable reason to assume that the Group will not receive payment for the invoiced amount according to the original terms.

Provisions

A provision is recognized in the balance sheet when the Group has a legal or constructive obligation as a result of a past event and it is probable that settlement of the obligation will require a financial payment or cause a financial loss, and a reliable estimate can be made of the amount of the obligation. If some or all of the expenditure required to settle a provision is expected to be reimbursed by another party, the reimbursement is recorded in the balance sheet as a separate asset, but only if it is virtually certain that reimbursement will be received.

Restructuring

A restructuring provision is recorded for the financial period when the Group has incurred a legal or constructive obligation to make a payment. Termination payments are recorded when a detailed plan has been made of the restructuring and the main points of the plan have been communicated to the employees who are affected by the arrangement.

Environmental obligations

Costs arising from environmental remediation which do not increase present or future revenue are recorded as annual expenses. Environmental liabilities are recorded in accordance with present environmental protection laws and regulations when it is probable that the obligation which has arisen and its amount can be estimated reasonably.

EMPLOYEE BENEFITS

Pension benefits

The Group has, in different countries, pension plans that comply with each country's local regulations and practices. Most of the pension plans are defined-contribution plans. The Group also has defined-benefit pension plans. They define pension security benefits, unemployment compensation and any post-employment benefits. The pension plans are funded by employer and employee contributions to pension insurance companies or a pension foundation on the basis of actuarial pension liability calculations. Under defined-benefit plans, the employer is generally responsible for ensuring that the former and present employees belonging to the plan receive the benefits defined in the plan's statutes.

In defined-benefit plans, the pension liability is stated as the present value of future pension contributions at the balance sheet date less the fair value of plan assets at the balance sheet date and adjusted for actuarial gains and losses as well as for past service costs. The pension liability is calculated by independent actuaries. Pension liabilities are recorded as pension obligations under balance sheet non-interest-bearing liabilities.

Pension expenditure is recorded in the income statement as an expense, periodizing it over employee's period of service. Actuarial gains and losses, to the extent they exceed the corridor set, are recorded for employees' remaining average period of service.

For defined-contribution pension plans, pension contributions are paid to insurance companies based on the work performed during the employee's period of service, after which the Group no longer has other pension obligations. The Group's payments into defined-contribution plans are recorded as an expense in the period during which the obligation was incurred.

Share-based payment

A share based incentive program has been established for company´s top executives. This compensation plan is recognised as equity-settled or cash-settled share-based payment transactions depending on the settlement. The possible reward of the incentive program from the year 2008 is based on Group´s cash flow and return on capital employed and is paid partly in M-real´s B shares and partially in money. Shares are valued using market value on the grant date.

Earnings per share

Undiluted earnings per share are calculated using the weighted average number of shares during the reporting period. In calculating earnings per share adjusted for the effect of dilution, the average number of shares is adjusted for the dilution effect of any equity instruments that have been issued. In calculating earnings per share, earnings are taken to be the reported earnings attributable to the parent company's shareholders. Earnings, both undiluted and adjusted for the effect of dilution, are calculated separately for continuing and discontinued operations.

Dividends payable

Dividends payable by the company are recorded as a decrease in equity in the period during which shareholders, in a general meeting, have approved the dividend for payment.

Comparative figures

Where necessary, comparative figures have been classified to conform to changes in presentation in the current year. In June 2008 the Group announced that the shares in Finnish energy company Pohjolan Voima Oy have been fair valued. Comparative information has been restated. In September 2008 the Group announced the sale the Graphic Papers business. Graphic Papers business has been classified as discontinued operation. The post-tax result and the loss on disposal have been shown as a separate item in the consolidated income statement after the result from continuing operations.

New and amended standards and interpretation that are effective in 2008, but not relevant to the group's financial statements

IAS 39 (Amendment) and IFRS 7 (Amendment), 'Reclassification of financial assets'. The amendment permits an entity to reclassify non-derivative financial assets out of the held for trading category and from the available-for-sale category in particular circumstances and with certain criteria. In case of reclassification additional disclosures are required. The amendment is effective from 1 July 2008. The group has not applied the treatment allowed by the amendment during the financial year.

The IASB has published the following standards and interpretations whose application will be mandatory in 2009 or later. The group has not early adopted these standards, but will adopt them in later periods.

The following standards and interpretations will be adopted by the group in 2009:

IAS 1 (Revised), 'Presentation of Financial Statements'. The revised standard is aimed at improving users' ability to analyse and compare the information given in financial statements by separating changes in equity of an entity arising from transactions with owners from other changes in equity. Non-owner changed in equity will be presented in the statement of comprehensive income.

Amendment to IAS 23, 'Borrowing Costs'. The amended standard requires an entity to capitalise borrowing costs directly attributable to a qualifying asset as part of the cost of that asset. The option of immediately expensing those borrowing costs will be removed. The amendment does not change the accounting policy applied by the group and therefore, does not have any impact on the group's financial statements.

Amendment to IFRS 2, 'Share-based payment', clarifies that only service conditions and performance conditions are vesting conditions. All other features need to be included in the grant date fair value and do not impact the number of awards expected to vest or the valuation subsequent to grant date. The amendment also specifies that all cancellations, whether by the entity or by other parties, should receive the same accounting treatment. The amendment is not expected to have an impact on the group's financial statements.

IFRS 8, 'Operating Segments'. The new standard replaces IAS 14. The new standard requires a 'management approach', under which segment information is presented on the same basis as that used for internal reporting purposes. The segments reported by the group will also in the future be the same as the business segments under IAS 14, but the manner in which the segments are reported, will change slightly to be consistent with the internal reporting.

IFRIC 11, 'IFRS 2 – Group and treasury share transactions'. The interpretation provides guidance on whether share-based transactions involving treasury shares or involving group entities should be accounted for as equity settled or cash-settled share-based payment transactions in the stand-alone accounts of the parent and group companies. The interpretation will not have a material impact on the group's financial statements.

IFRIC 13, 'Customer Loyalty Programmes'. The interpretation clarifies that where goods or services are sold together with a customer loyalty incentive, the arrangement is a multiple-element arrangement and the consideration receivable from the customer is allocated between the components of the arrangement using fair values. IFRIC 13 will not have an effect on the group's financial statements as none of the group's companies operate loyalty programmes.

IFRIC 14, 'IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction'. The interpretation is applied to post-employment defined benefit plans and other long-term defined benefit plans under IAS 19, if the plan includes minimum funding requirements. The interpretation also clarifies the criteria for recognition of an asset on future refunds or reductions in future contributions. The management assesses that the interpretation will have an effect on the accounting for some of the defined benefit plans of the group, but the impact on the on the group's financial statements will most likely not be material.

IFRIC 16, 'Hedges of a Net Investment in a Foreign Operation'. IFRIC 16 clarifies the accounting treatment in respect of a hedge of a net investment in a foreign operation. This includes the fact that net investment hedging relates to differences in functional currency not presentation currency. In addition hedging instruments may be held anywhere in the group. The requirements of IAS 21, 'The effects of changes in foreign exchange rates', do apply to the hedged item. Management assesses that the interpretation will increase the group's possibilities to apply hedge accounting, but the impact on the on the group's financial statements will most likely not be material.*

IASB published changes to 34 standards in May 2008 as part of the annual Improvements to IFRSs project. The following presentation includes those changes, that the group will adopt in 2009 and where the management assesses that the change may have an impact on the group's financial statements:

IAS 1 (Amendment), 'Presentation of financial statements'. The amendment clarifies that some rather than all financial assets classified as held for trading in accordance with IAS 39 are current assets. Management assesses that the amendment will not have a material impact on the financial statements of the group.*

IAS 19 (Amendment), 'Employee benefits'. The amendment clarifies among others things that a plan amendment that results in a change in the extent to which benefit promises are affected by future salary increases is a curtailment, while an amendment that changes benefits attributable to past service gives rise to a negative past service cost if it results in a reduction in the present value of the defined benefit obligation. Management assesses that the amendment will not have a material impact on the financial statements of the group.*

IAS 23 (Amendment), 'Borrowing costs'. The definition of borrowing costs has been amended so that interest expense is calculated using the effective interest method defined in IAS 39. Management assesses that the amendment will not have a material impact on the financial statements of the group.*

IAS 27 (Amendment), 'Consolidated and separate financial statements'. Where an investment in a subsidiary that is accounted for under IAS 39, 'Financial instruments: recognition and measurement', is classified as held for sale under IFRS 5, 'Non-current assets held-for-sale and discontinued operations', IAS 39 would continue to be applied. Management assesses that the amendment will not have a material impact on the financial statements of the group. *

IAS 28 (Amendment), 'Investments in associates' (and consequential amendments to IAS 32, 'Financial Instruments: Presentation', and IFRS 7, 'Financial instruments: Disclosures'). An investment in an associate is treated as a single asset for the purposes of impairment testing. Any impairment loss is not allocated to specific assets included within the investment, for example, goodwill. Reversals of impairment are recorded as an adjustment to the investment balance to the extent that the recoverable amount of the associate increases. Management assesses that the amendment will not have a material impact on the financial statements of the group.*

IAS 36 (Amendment), 'Impairment of assets'. Where fair value less costs to sell is calculated on the basis of discounted cash flows, disclosures equivalent to those for value-in-use calculation should be made. The change to the standard will increase the amount of information presented on impairment testing in the notes to the financial statements of the group.*

IAS 39 (Amendment), 'Financial instruments: Recognition and measurement'. The amendment clarifies among other things the classification of derivative instruments where there is a change in the hedge accounting, the definition of financial asset or financial liability at fair value through profit or loss and requires use of a revised effective interest rate to remeasure the carrying amount of a debt instrument on cessation of fair value hedge accounting. Management assesses that the amendment will not have a material impact on the financial statements of the group. *

IAS 41 (Amendment), 'Agriculture'. The amended standard requires the use of a market-based discount rate where fair value calculations are based on discounted cash flows and removes the prohibition on taking into account biological transformation when calculating fair value. Management assesses that the amendment will not have a material impact on the financial statements of the group.*

The following new standards and interpretations effective in 2010 are not relevant to the financial statements of the group:

IFRS 1 (Amendment) 'First time adoption of IFRS', and IAS 27 'Consolidated and separate financial statements'). The amended standard allows first-time adopters to use a deemed cost of either fair value or the carrying amount under previous accounting practice to measure the initial cost of investments in subsidiaries, jointly controlled entities and associates in the separate financial statements. The amendment also removes the definition of the cost method from IAS 27 and replaces it with a requirement to present dividends as income in the separate financial statements of the investor. The amendment does not have an impact on the group's financial statements, and the group companies are not applying IFRS in their stand alone financial statements.*

IFRIC 13, 'Customer Loyalty Programmes'. IFRIC 13 clarifies that where goods or services are sold together with a customer loyalty incentive, the arrangement is a multiple-element arrangement and the consideration receivable from the customer is allocated between the components of the arrangement using fair values. IFRIC 13 is not relevant to the group's operations because none of the group's companies operate any loyalty programmes.

The following standards and interpretations published by the IASB will be adopted by the group in 2010:

IFRS 3 (Revised), 'Business combinations'. The revised standard continues to apply the acquisition method to business combinations, with some significant changes. For example, all payments to purchase a business are to be recorded at fair value at the acquisition date, with some contingent payments subsequently remeasured at fair value through income. Goodwill may be calculated based on the parent's share of net assets or it may include goodwill related to the minority interest. All transaction costs will be expensed. Management is assessing the impact of this revision on the financial statements of the group. *

IAS 27 (Revised), 'Consolidated and separate financial statements'. The revised standard requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control. They will no longer result in goodwill or gains and losses. The standard also specifies the accounting when control is lost. Any remaining interest in the entity is remeasured to fair value and a gain or loss is recognised in profit or loss. Management is assessing the impact of this revision on the financial statements of the group. *

IAS 39 (amendment), 'Financial instruments: Recognition and measurement – Eligible Hedged Items'. The amendment prohibits designating inflation as a hedgeable component of a fixed rate debt. It also prohibits including time value in the one-sided hedged risk when designating options as hedges. This amendment does not have an impact on the group's financial statements. *

IFRS 5 (Amendment), 'Non-current assets held-for-sale and discontinued operations' (and consequential amendment to IFRS 1, 'First-time adoption'). The amendment is part of the IASB's annual improvements project published in May 2008. The amendment clarifies that all of a subsidiary's assets and liabilities are classified as held for sale if a partial disposal sale plan results in loss of control. Relevant disclosure should be made for this subsidiary if the definition of a discontinued operation is met. A consequential amendment to IFRS 1 states that these amendments are applied prospectively from the date of transition to IFRSs. Management is assessing the impact of this revision on the financial statements of the group. *

IFRIC 17, 'Distributions of non-cash assets to owners'. The interpretation clarifies how an entity should measure distributions of assets other than cash made as a dividend to its owners. This amendment does not have an impact on the group's financial statements.*

The following new standards and interpretations effective in 2010 are not relevant to the financial statements of the group:

IFRIC 12, 'Service Concession Arrangements'. The interpretation applies to contractual arrangements whereby a private sector operator participates in the development, financing, operation and maintenance of infrastructure for public sector services.*

* The standard/ interpretation is still subject to endorsement by the European Union.

2. Management of financial risks

The financial risks associated with business operations are managed in accordance with the financial policy endorsed by the Board of Directors and the senior management of the company. The policy defines focal instructions on the management of foreign currency, interest rate, liquidity and counterparty risks and for the use of derivative financial instruments. Correspondingly, commodity risks are managed according to the company's commodity risk policy. The purpose is to protect the company against major financial and commodity risks, to balance the cash flow and to allow the business units time to adjust their operations to changing conditions.

Metsä Group Financial Services Oy (Metsä Finance) is specialised in finance and functions as the Group's internal bank. M-real's holding in Metsä Finance is 51 per cent and Metsäliitto Cooperative's holding is 49 per cent. Financial operations have been centralised to Metsä Finance, which is in charge of managing the Group companies' financial positions according to the strategy and financial policy, providing necessary financial services within the Metsäliitto Group and acting as an advisor in financial matters.

Foreign currency risk

The Group's foreign currency exposure consists of the risks associated with foreign currency flows, translation risk of net investments in foreign entities and economic currency exposure. Most of the Group's costs are incurred in the euro zone and to some extent in Sweden, but a significant part of the sales is in other currencies. Sales revenue may therefore vary because of changes in exchange rates, while production costs remain unchanged. Product prices are also often quoted in currencies other than the home currency. In the foreign currency transaction exposure, which consists of foreign currency denominated sales revenue and costs, are included foreign currency denominated sales receivables, accounts payable, received orders and a certain part of the forecast net currency cash flow.

The main currencies of the Group's foreign currency transaction exposure are the US dollar, the British pound and the Swedish krona. A strengthening of the dollar and the pound has a positive impact on the financial result and a weakening a negative impact. A weakening of the Swedish krona has a positive impact on the result. Other significant currencies are AUD, CAD, CHF, DKK and NOK. The hedging policy is to keep an amount corresponding to three months' cash flows of all contractual or estimated currency flows consistently hedged. The hedging level can, however vary between 0–12 months as the financial policy has defined separate risk mandates for deviating from the norm hedging. The Board of Directors decides on significant changes in the hedging level if they see a reason to deviate from the norm set out in the financial policy. The amount of currency-specific hedging depends on current exchange rates and market expectations, on the interest rate differences between the currencies and the significance of the exchange rate risk for the financial result. The transaction exposure is mainly hedged by forward transactions but also by the use of foreign currency loans and currency options.

Hedge accounting in accordance with IAS 39 is applied partially to the hedging of the currency transaction exposure, which allows fair value changes of hedges designated to hedge accounting to be entered directly in shareholders' equity in fair value reserve. At the end of the reporting period the foreign exchange transaction exposure had been hedged 4.6 months on average. During the reporting period, the hedging level has varied between 4 and 6 months. The dollar's hedging level was 4.0 months, of which the portion of hedge accounting was 1.5 months. The Swedish krona's hedging level was 5.3 months, of which the portion of hedge accounting was 4.7 months. The pound's hedging level was 4.7 months, of which the portion of hedge accounting was 1.4 months. Hedges allocated to hedge accounting have been used to hedge the portion of highly probable forecast sales of the currency transaction exposure.

The translation risk of a net investment in a foreign entity is generated from the consolidation of the equity of subsidiaries and associated companies outside the euro area into euros in the consolidated financial statements. According to the financial policy, 50–100 per cent of equity should be hedged. The translation risk of equity has been hedged through the use of forward transactions and foreign currency loans and the position has been kept hedged in all the main currencies. Hedge accounting in accordance with IAS is applied to the hedging of the equity exposure. This allows the exchange gains and losses of effective hedging to be entered into the equity offsetting translation differences. During the reporting period on average 97 per cent of the equity position was hedged and at the end of the reporting period 88 per cent.

The Group applies the Value-at-Risk method to assess the risk of its open foreign currency positions. The VaR is calculated on the deviation from the three-month foreign currency exposure hedge norm defined in the financial policy. A 99 per cent confidence level on one month period is applied to the VaR risk figure, i.e., the VaR indicates that with a 1 per cent probability the market value of the open foreign currency position depreciates more than the amount of the risk figure in a month. The risk mandates regarding hedging decisions have been defined by restricting the company management's powers by linking them to maximum currency-specific hedging level changes and to a VaR limit.

Possible strategic decisions which exceed the policy risk limits are made by the Board of Directors. The limit set for the M-real Group's foreign currency risk is EUR 15 million and the VaR is at the end of the reporting period EUR 12.7 million. Average during the period has been EUR 8.6 million. The risk figure has been relatively high, as the hedging levels of the major currencies have from time to time been higher than the three-month hedging norm. The Value-at-Risk method is also used to assess the market risk of Metsä Finance's trading operations. Trading volume has been relatively low during the reporting year: Metsä Finance's average VaR (of one day at 99 per cent) was only EUR 0.18 million in 2008. The volumes and fair values of derivatives used in the management of foreign currency risks are presented in Notes no. 28.

Interest rate risks

The interest rate risk is related mainly to the interest bearing receivables and loans and currency hedging. The most significant currencies in risk management are the euro, the US dollar, the British pound and the Swedish krona. The objective of the interest rate risk policy is to minimise the negative impact of interest rate changes on the result and the financial position, and to optimise financing costs within the framework of risk limits. The effect of interest rate changes on financial costs depends on the average interest fixing time of interest bearing assets and liabilities, which is measured in the Group by duration. As duration diminishes the rise of interest rates affects more quickly the interest expenses of financial liabilities. The maturity of the loan portfolio can be influenced, e.g., by adjusting between floating-rate and fixed-rate loans and by using interest rate derivatives. The Group uses in its interest rate risk management interest rate swaps, interest rate futures and interest rate options.

The average interest duration norm based on the Group's financial policy is 6 months. The duration can, however, deviate from the hedging policy norm so that the decision of a deviation exceeding four months has to be made by the Board of Directors. The average duration of loans was 3.4 months at the end of the year. During the reporting period duration has varied between 3 and 6 months. At the end of 2008, an increase of one per cent in interest rates would increase interest rate costs of the next 12 months by EUR 8.3 million.

The Group is exposed to a risk of change in the value of derivatives due to a change in market prices when using interest rate derivatives, since according to IAS 39 derivatives must be valued to their fair value in the balance sheet. However, the partial application of hedge accounting will balance the effects of changes in the market value of derivatives on the financial result. The Group is applying fair value hedge accounting in accordance with IAS 39 to fixed-rate loans which have been converted by interest rate and currency swaps to floating-rate financing. In addition, the Group is applying cash flow hedge accounting in accordance with IAS 39 to the major part of the interest rate swaps, by which floating-rate financing has been converted to fixed-rate financing. The gross nominal volume of interest rate derivatives at the time of financial statements (including currency swap contracts) is EUR 1,412 million, of which the portion of reversed contracts is EUR 487 million. Of the derivatives portfolio, EUR 746 million is allocated to hedge accounting, and the portion of derivatives recognized in the balance sheet through profit or loss is EUR 179 million. The maturity of interest rate swap and currency swap contracts varies between 1–6 years.

Commodity risk

In the hedging of commodity risks the Group applies risk management policies defined separately for each selected commodity. According to the policy, the management of commodity risks with regard to derivatives is accomplished by Metsä Finance based on the strategy approved by Board of Directors of M-real. So far the commodity hedging policy is applied to the management of the price risks of electricity and natural gas. Also transactions related to Emission rights are managed by Metsä Finance.

M-real's target in managing the electricity price risk is to balance the effect of changes in the price of electricity on the Group's result and financial position. The main principle is to hedge the electricity purchase exposure, which consists of the difference of factory-specific electricity consumption estimates and power plant production shares in the possession of the Group. With regard to the Finnish and Swedish electricity procurement, the hedge strategy is implemented in cooperation with M-real Energy through Metsä Finance. The Central European energy unit will implement the hedging of Central Europe's electricity price risks according to instructions of M-real Energy either by physical contracts or by financial contracts through Metsä Finance. M-real hedges the electricity price risk actively by setting the hedging norm at 85, 55 and 25 per cent share of the estimated net position during the first, second and third successive 12-month periods. Hedge accounting in accordance with IAS 39 has been applied partially to electricity hedging. Consequently the fair value of hedges allocated to hedge accounting is entered in equity in fair value reserve and only after the realisation of electricity purchases in the income statement as an adjustment of the purchases.

Approximately a third of M-real's mills' use of fuel is based on natural gas. The hedging of natural gas price risks has been done with physical, fixed-price contracts. In Finland only the oil-related portion of the contract has been fixed. The prices of natural gas have typically been fixed to Fuel-Oil and/or Gas-Oil prices.

In addition, the prices of gas supply to Finland have been fixed to the development of coal import price and the energy price index. The premise of natural gas price risk hedging is, however, to hedge only the oil-related part of the contract by using oil derivatives and fixed-priced physical supply contracts. The hedging strategy is based on a risk policy according to which M-real Energy makes the hedging decisions, and the Group Board of Directors makes significant strategic decisions.

Approximately 70 per cent of electricity hedges have been carried out by using physical supply contracts and 30 per cent as so-called financial hedges by using electricity derivatives. At the end of the year, about 80 per cent of financial hedges have been designated to hedge accounting. All natural gas price risk hedges have so far been implemented by using physical supply contracts.

The continuous hedging of the Group companies' pulp price risk has not been seen as justified in the framework of the current operative model. However, pulp derivatives are used selectively to hedge individual commercial positions generated in the Group companies. The volumes and fair values of derivatives used in the management of commodity risks are presented in Notes no. 28.

Liquidity risk

Liquidity risk is defined as the risk that funds and available funding become insufficient to meet business needs, or that extra costs are incurred in arranging the necessary financing. Liquidity risk is monitored by estimating the need for liquidity needs 12–24 months ahead and ensuring that the total liquidity available will cover a main part of this need. According to the financial policy, the liquidity reserve must at all times cover 80–100 per cent of the Group's liquidity requirement for the first 12 months and 50–100 per cent of the following 12–24 months liquidity requirement. The objective is that at the most 20 per cent of the Group's loans, including committed credit facilities, are allowed to mature within the next 12 months and at least 35 per cent of the total debt must have a maturity in excess of four years. Another target is to avoid keeping extra liquidity as liquid funds and instead maintain a liquidity reserve as committed credit facilities outside the balance sheet.

The cornerstone of liquidity risk management is to manage the Group's operative decisions in such a way that targets concerning indebtedness and sufficient liquidity reserve can be secured in all economic conditions. Liquidity risk is also managed by diversifying the use of capital and money markets to decrease dependency on any single financing source. The optimisation of the maturity structure of loans is also emphasized in financial decisions. The Group has been able to significantly stabilise the maturity structure of long-term loans by Eurobond issues in 2006 and divestments during 2007 and 2008.

Liquidity is on a good level. At the end of 2008 liquidity was improved by the sales of Graphic Papers business to Sappi Limited. The available liquidity was EUR 1,454 million at the end of the reporting period, of which 904 million was committed credit facilities and 550 million liquid funds and investments. In addition the Group had other interest-bearing receivables EUR 303 million, of which 220 million notes issued by Sappi Ltd are tradable at the secondary market. The Group had also at its disposal short-term, uncommitted commercial paper programmes and credit lines amounting to around EUR 550 million. At the end of 2008, the liquidity reserve covers fully the forecasted financing need of 2009 and also the major part of financing need of 2010. On the longer term the re-financing need is crucially affected by the cash flow development, possible future divestments and the repayment schedule of Sappi Ltd loan receivable. 31 per cent of long-term loans and committed facilities fall due in a 12 month period and 34 percent have a maturity of over four years. The average maturity of long-term loans is 2.9 years. The share of short-term financing of the Group's interest bearing liabilities is 10.5 per cent.

Counterparty risk

Financial instruments carry the risk that the Group may incur losses should the counterparty be unable to meet its commitments. Such risk is managed by entering into financial transactions only with most creditworthy counterparties and within pre-determined limits. During the reporting period, credit risks of financial instruments did not result in any losses. The financial counterparty risk is limited by the fact that the liquidity reserve is partially maintained in the form of committed credit facilities. Cash at bank and in hand, and other investments have been spread to several banks and commercial papers of several institutions. Counterparty limits have been adjusted towards the end of the year 2008 by taking into account the influence of the finance crisis to the financial position of the used counterparties. Derivatives trading is regulated by the standardised ISDA contracts made with the counterparties.

The Group's sales receivables carry a counterparty risk that the Group may incur losses should the counterparty be unable to meet its commitments. Credit risk attached to sales receivables is managed on the basis of the credit risk management policies approved by operative management. Accounts receivable performance is followed monthly by Corporate Risk Management Team and Corporate Credit Committee. Credit quality of customers is assessed at regular intervals based on the customers' financial statements, payment behaviour, credit agencies and credit ratings agencies. Individual credit limits are reviewed at least annually. From time to time, as deemed necessary by management, Letters of Credits, bank and parent company guarantees and Credit insurance are used to mitigate credit risk. Credit limits are approved according to credit risk management policy with approval limits of varying values across the Group. The Corporate Credit Committee reviews and sets all major credit limits which are not supported by credit insurance and/ or other security.

During 2007 M-real adopted a regular impairment tests for customer accounts receivable are carried out, with material credit loss impairment booked when a customer enters legal bankruptcy, or becomes past due for more than 6 months (180 days) without a valid payment plan or other valid reasons. The portion of overdue client receivables of all sales receivables is at the time of financial statements 14.8 per cent, of which 0.3 per cent is overdue between 90–180 days and 0.5 per cent over 180 days. The specification of doubtful receivables is in Notes no. 18.

The geographical structure of the accounts receivable is diversified and is reflecting the external sales structure presented in the Segment information. Largest sources of credit risk exist in Great Britain, Germany, Italy, France and Spain. The share of largest individual customer (individual companies or groups of companies under common ownership) credit risk exposure of M-real at the end of 2008 represented 16 per cent of total accounts receivable. 31 per cent of accounts receivable was owed by ten customer groups (individual companies or groups of companies under common ownership).

The final weeks of the year saw a substantial increase in overdue payments. Despite heightened collection activity, it is expected that the percentage of late payments will continue at a higher level than in previous years due to the recessions affecting the majority of our markets and challenging corporate finance environment.

While it is group policy to purchase credit insurance for substantially all of our trade receivables, the credit insurance market has appetite for approving credit limits diminished substantially during the final quarter of the year. It is expected that the percentage of customers which cannot be covered with credit insurance will increase further in 2009. M-real's internal analysis of customer credit risk is however well placed to manage those credit risks where insurance cover is not available.

Receivables will be reducing by 31 per cent following disposal of the four mills to Sappi. From 1 January, sales agreement with Sappi for the remaining four coated paper mills will increase M-real's concentration of credit risk.

Managing the capital structure

In managing the capital structure, the Group aims at maintaining an efficient capital structure that ensures the Group's operational conditions in financial and capital markets in all circumstances despite the fluctuations typical to the sector. The company has a credit rating for long-term financing. In the Group's operative business, central target values, which correspond to standard requirements set by financing and capital markets, have been defined for the capital structure. No target level has been defined for the credit rating. The Group's capital structure is regularly assessed by the Group's Board of Directors and its Audit Committee. The Group monitors the development of its capital structure through a key ratio that describes net gearing. The calculation formula of the key ratio is presented in the Annual Report on page 89.

The objective of the Group is to maintain the net gearing ratio at the maximum level of 100 per cent on average when counted over the trade cycle.

The key ratios describing the capital structure and the capital amounts used for the calculation of the key ratio were on 31.12.2008 and 31.12.2007 the following:

EUR million	2008	2007
Net gearing ratio, %	90	99
Interest-bearing liabilities	2,106	2,336
./. Liquid funds	550	380
./. Interest-bearing current receivables	302	89
Total	1,254	1,867
Equity attributable to shareholders of parent company	1,329	1,830
+ Minority interest	57	52
Total	1,386	1,882

In the company's certain loan contracts, a minimum limit of 30 per cent has been set for the Group's equity ratio and a maximum limit of 120 per cent for the Group's net gearing ratio. With regard to defining the equity, the calculation formula of key ratios as defined in the loan contracts deviates from the calculation formulas presented in the Annual Report. The capital structure's key ratios calculated according to what is specified in the loan contracts were on 31.12.2008 and 31.12.2007 approximately the following:

	2008	2007
Equity ratio, %	36	40
Net gearing ratio, %	74	86

Hedging of foreign exchange transaction exposure 31 Dec. 2008

	Annual transaction exposure									
									2008	2007
	USD	GBP	SEK	NOK	DKK	AUD	Other long	Other short	Total	Total
Transaction exposure, net (mill. currency units)	545	178	-4,147	197	224	50				
Transaction exposure,net (EUR million)	392	187	-382	20	30	25	37	-12	1,084	1,304
Transaction exposure hedging (EUR million)	-129	-74	168	-4	-9	-7	-13	18	-422	-587
Hedging at the end of the year (months)	4.0	4.7	5.3	2.2	3.7	3.3	4.4	17.5	4.6	5.4
Average hedging in 2008 (months)	6.3	4.6	5.7	2.8	3.1	3.3	3.0	7.7	5.3	6.2

Hedging of net investments in a foreign entity 31 Dec. 2008

	Equity exposure						
						2008	2007
	USD	GBP	SEK	CHF	Others	Total	Total
Equity exposure (mill. currency units)	271	15	2,899	-1			
Equity exposure (EUR million)	195	16	267	-1	7	484	557
Equity hedging (EUR million)	-170	-16	-237	0	-2	-426	-552
Hedging at the end of the year, (%)	87	101	89	0	35	88	99
Average hedging in 2008, (%)	96	99	99	100	33	97	97

Interest rate risk / duration and re-pricing structure of loans (incl. Interest rate derivatives)

31.12.2008				Re-pricing structure of interest rates of loans							31.12.2007			
Loan amount (EUR million)	Duration (months)	Average interest rate (%)	Interest rate sensitivity *) (EUR million)	1-4/2009	5-8/2009	9-12/2009	2010	2011	2012	->2012	Loan amount (EUR million)	Duration (months)	Average interest rate (%)	Interest rate sensitivity *) (EUR million)
2 106	3,4	7,0	8,3	1 500	401	96	34	35	3	37	2 336	5,8	7,4	9,2

*) Interest rate sensitivity is an estimate of the effect of an interest rate change of one percent in one direction on net interest cost based on year end exposure.


Interest rate trends,
%
8
7
6
5
4
3
2
1
2004
2005
2006
2007
2008
Euribor 3 months
USD 3 months
GBP 3 months


Exchange rate trends
EUR
2,0
1,5
1,0
0,5
2004
2005
2006
2007
2008
EUR/USD
EUR/GBP


Currency breakdown
of loans
EUR 88%
USD 12%


Foreign currency breakdown
of currency exposure
USD 37%
SEK 35%
GBP 17%
Others 6%
DKK 3%
AUD 2%

Market risk sensitivity at 31 Dec. 2008

EUR million	31.12.2008 Impact on financial assets and liabilities	Impact on equity exposure and annual transaction exposure 31.12.2008 Impact on net equity of foreign entities	Impact on net equity of foreign entities incl. hedging	Impact on annual transaction exposure (cash flow)	Impact on annual transaction exposure (cash flow) incl. hedging
Interest rate risk (100 bp rise in interest rates)					
Effect on profit	1.2			-8.3	-6.4
Effect on other change in equity	0.7				
Commodity risk (electricity price + 20%)					
Effect on profit	-0.9			-10.2	1.9
Effect on other change in equity	13.0				
FX risk (USD - 10%)					
Effect on profit	1.4			-39.2	-26.3
Effect on other change in equity	22.2	-19.5	-2.5		
FX risk (GBP - 10%)					
Effect on profit	1.7			-18.7	-11.3
Effect on other change in equity	3.8	-1.6	0.0		
FX risk (SEK - 10%)					
Effect on profit	3.1			38.2	21.3
Effect on other change in equity	8.7	-26.7	-2.9		

Items with + sign = positive effect = increase of assets / decrease of liabilities / increase of cash flow
Items with - sign = negative effect = decrease of assets / increase of liabilities / decrease of cash flow

EUR million	31.12.2007 Impact on financial assets and liabilities	Impact on equity exposure and annual transaction exposure 31.12.2007 Impact on net equity of foreign entities	Impact on net equity of foreign entities incl. hedging	Impact on annual transaction exposure (cash flow)	Impact on annual transaction exposure (cash flow) incl. hedging
Interest rate risk (100 bp rise in interest rates)					
Effect on profit	3.8			-9.2	-2.9
Effect on other change in equity	2.5				
Commodity risk (electricity price + 20%)					
Effect on profit	0.8			-9.0	10.4
Effect on other change in equity	18.6				
FX risk (USD - 10%)					
Effect on profit	-1.3			-28.2	-7.8
Effect on other change in equity	26.6	-14.4	0.0		
FX risk (GBP - 10%)					
Effect on profit	2.6			-32.1	-23.1
Effect on other change in equity	5.6	-5.0	0.1		
FX risk (SEK - 10%)					
Effect on profit	-3.6			46.4	24.0
Effect on other change in equity	14.7	-28.3	0.1		

IFRS 7 requires an entity to disclose a sensitivity analysis for each type of market risk to which the entity is exposed at the reporting date, showing how profit or loss and equity would have been affected by changes in the relevant risk variable that were reasonably possible at that date.
The Group has recognized interest rates, electricity prices and foreign exchange rates as its key market risks and has set 100 basis points (1 per cent) interest rate rise, 20 per cent rise in electricity price and 10 per cent weakening of USD, GBP and SEK as reasonably possible risk variables. These currencies represent about 89 per cent of Group's annual transaction exposure. The nature of the market price risk is relatively linear so that the size of effects of opposite market price changes do not essentially differ from the presented figures.

The market risk scenarios has been calculated by using regular principles of calculating market values of financial instruments described in the Group Accounting policies. Figures at the reporting date reflect quite well the average market risk conditions throughout the reporting period. Additionally, the Group is presenting figures describing the effects of the risk variables to its equity exposure and annual transaction exposure (cash flow) to present a broader picture about market risks of interest rates, electricity prices and foreign exchange rates. Annual cash flows are based on estimates, but not existing commercial contracts.

3. Segment information

The accounting principles for the segment information are equal to those of the Group. The segment information is presented based on business segments and geographical segments. The business segments form the Groups primary segments and the geographical segments the secondary segments. The business segments are based on the Group organisational structure. All inter-segment sales are based on market prices and eliminated in consolidation.

Segment assets and liabilities are capital items directly used by the segments in their business operations or items that based on reasonable ground can be allocated to the segments. Unallocated capital items consist of tax and financial items and other common group items. Investments consist of additions of tangible and intangible assets used over a longer period than one year.

Business segments	**Geographical segments:**	
Consumer Packaging	Finland	Poland
Office Papers	Germany	Belgium
Other Papers	Great Britain	Austria
Market Pulp and Energy	France	Switzerland
	Italy	Other Europe
	Spain	USA
	Sweden	Uruguay
	Netherlands	Asia
	Russia	Other countries

Segment sales from external customers by geographical area are based on the geographical location of the customer and segment assets and capital expenditure by geographical location of the assets.

Consumer Packaging business area is an innovative supplier of high-performance primary fibre-based paperboards, speciality papers and related packaging services. It serves carton printers, converters, brand owners and merchants for end-uses such as beautycare, cigarettes, consumer durables, foods, healthcare, graphics and wallcoverings.

Office Papers business area is one of the Europe's leading office paper producers. It produces, markets and sells a range of high quality uncoated fine papers for use in offices and homes. Office Papers' products are used for printing and copying, as well as for forms, envelopes, manuals and various business communications.

Other Papers business area is a leading European speciality paper producer. The core of the business area is formed by the Zanders mills, Reflex and Gohrsmühle, in Germany. M-real's speciality papers are used e.g. for brochures, direct mail, annual reports, catalogues, art books, posters, calendars and labels. The customers are printers, publishers, advertising agencies and paper merchants. In addition to the Zanders mills Other Papers business area includes the Hallein mill in Austria.

Market Pulp and Energy reporting unit includes mainly pulp sales to external parties. Additionally, a minor part of the entity consists of energy sales from the pulp mills or through M-real's energy holdings.

Sales by business segment

		2008			2007	
EUR million	External	Internal	Total	External	Internal	Total
Consumer Packaging	1,056	5	1,061	1,056	13	1,069
Office Papers	803	1	804	882	6	888
Other Papers	619	3	622	646	11	657
Market Pulp and Energy	644	0	644	596	0	596
Other operations	114	209	323	319	144	464
Elimination		-218	-218		-175	-175
Continuing operations	3,236	0	3,236	3,499	0	3,499

Operating profit and return on capital employed by business segment

EUR million	2008 Operating result	2008 Return on capital employed, %	2007 Operating result	2007 Return on capital employed, %
Consumer Packaging	24	3.2	61	7.8
Office Papers	-53	-7.4	-196	-21.0
Other Papers	-59	-14.3	-36	-9.1
Market Pulp and Energy	106	12.6	25	3.1
Other operations	-79		97	
Group	-61	-1.3	-49	-0.8
Share of results from associated companies	-1		-3	
Finance costs, net	-142		-139	
Income taxes	34		23	
Discontinued operations	-338		-27	
Result for the period	-508		-195	

Market Pulp and Energy's 2008 operating result includes realised fair value and capital gain on the sale of Pohjolan Voima shares, EUR 74 million.

Assets, liabilities and goodwill by business segment

	Assets		Liabilities		Goodwill	
EUR million	2008	2007	2008	2007	2008	2007
Consumer Packaging	984	1,004	182	181	10	10
Office Papers	684	1,006	128	198	8	8
Other Papers	669	627	253	229	33	53
Market Pulp and Energy	965	801	66	48		
Other operations	329	616	197	273		
Elimination	-48	-141	-48	-141		
Unallocated	922	358	2,341	2,572		
Continuing operations	4,505	4,271	3,119	3,360	51	71
Discontinued operations		1,210		239		101
Group incl. discontinued operations	4,505	5,481	3,119	3,599	51	172

Capital expenditure, depreciation and impairment charges by business segment

	Capital expenditure		Depreciation		Impairment charges	
EUR million	2008	2007	2008	2007	2008	2007
Consumer Packaging	25	37	80	93	4	-4
Office Papers	33	22	72	77	16	185
Other Papers	20	20	38	40	66	-3
Market Pulp and Energy	20	9	42	29	0	0
Other operations	7	120	-3	14	0	0
Assets classified as held for sale						16
Continuing operations	105	208	229	253	86	194
Discontinued operations	23	51	60	120	194	0
Group incl. discontinued operations	128	259	289	373	280	194

Segment assets include goodwill, other intangible assets, tangible assets, biological assets, investments in associated companies, inventories, accounts receivables and prepayments and accrued income (excl. interest and income tax items). Segment liabilities include non-interest-bearing liabilities (excl. interest and income tax items). Capital employed is segment assets less segment liabilities. The formula for calculation of return on capital employed:
Segment:
Operating profit/Capital employed (average) *100 Group:
Profit from continuing operations before tax + interest expenses, net exchange gains/losses and other financial expenses/
Total assets ./. non-interest-bearing liabilities (average)*100

Geographical segments

EUR million	External sales by destination 2008	External sales by destination 2007	Total external assets by country 2008	Total external assets by country 2007	Capital expenditure by country 2008	Capital expenditure by country 2007
Germany	440	437	320	273	4	9
Finland	439	489	2,801	2,403	35	52
Great Britain	372	426	42	151	2	2
France	234	257	201	221	17	5
Italy	156	166	1	0	0	0
USA	155	179	3	8	0	0
Sweden	136	121	519	600	20	19
Russia	109	105	21	56		1
Spain	93	131	1	1		0
Poland	82	99	2	3		0
Netherlands	77	112	7	5		0
Austria	73	72	177	250	5	9
Belgium	64	73	1	1		1
Switzerland	39	49	6	3		0
Other Europe	327	356	3	2	0	0
Uruguay	17	2	394	291	22	110
Asia	290	272	6	3		0
Other countries	133	153	0	0		0
Continuing operations	3,236	3,499	4,505	4,271	105	208
Discontinued operations		941		1,210	23	51
Group incl. discontinued operations as reported in 2007	3,236	4,440	4,505	5,481	128	259

Personnel by business segment, average

	2008	2007
Consumer Packaging	1,664	1,902
Office Papers	1,561	1,931
Other Papers	2,016	2,160
Market Pulp and Energy	569	550
Other operations	1,039	1,724
Continuing operations	6,849	8,267
Discontinued operations	2,238	4,408
Group incl. discontinued operations	9,087	12,675

Personnel at year-end by country

	2008	2007
Finland	2,258	2,474
Germany	1,414	1,465
Sweden	1,062	1,136
Austria	644	688
France	462	457
Uruguay	164	180
Great Britain	102	397
The Netherlands	60	48
Belgium	35	27
Poland	33	32
Hungary	23	30
Switzerland	7	7
Other countries	282	300
Continuing operations	6,546	7,241
Discontinued operations		2,267
Group incl. discontinued operations	6,546	9,508

4. Discontinued operations and assets classified as held for sale

M-real disposed in February 2008 the New Thames's office paper mill located in Great Britain. In relation to the sale, a separate agreement was made on the UK industrial operation's pension liabilities. The combined positive result effect was some EUR 24 million.

New Thames, disposed assets	
EUR million	
Other intangible assets	0
Tangible assets	67
Non-current financial assets	7
Inventories	16
Accounts receivables and other receivables	39
Liquid assets	2
Total assets	131
Deferred tax liabilities	0
Provisions	0
Borrowings	8
Accounts payable and other liabilities	71
Total liabilities	79
Net assets	52
Selling price	76
Profit on disposal	24
Cash and cash equivalents received	57
Cash and cash equivalents in subsidiaries	-2
Net cash flow arising on disposal	55

New Thames, result for the period	1.1.-31.12.2007
EUR million	
Income	160
Expenses	-160
Result before tax	0
Income taxes	0
Result for the period	0

M-real disposed Map Merchant operations in October 2007. The Map Merchant Group has been accounted as a discontinued operation and it's post-tax profit and profit on disposal have been recognised as a separate item after continuing operations. The profit on disposal was EUR 77 million before tax including currency differences as well as other items. In 2008 the adjustment on the sale price had a negative effect of EUR 26 million on the result of discontinued operations.

M-real announced in September 2008 the sale of the Graphic Papers business. The deal was materialized in December 2008. The disposed Graphic Papers had mills in Finland, Germany and Switzerland. Graphic Papers has been accounted as a discontinued operation and it's post-tax profit and profit on disposal have been recognised as a separate item after continued operations.

Graphic Papers business area produced coated and uncoated graphic papers and related services for publishing, commercial printing and communication purposes. Customers included leading publishers, printers and advertising agencies around the world served either directly or via paper merchant partners.

Graphic Papers, disposed assets	
EUR million	
Goodwill	0
Other intangible assets	8
Tangible assets	612
Non-current financial assets	6
Deferred tax receivables	0
Inventories	119
Accounts receivables and other receivables	227
Cash and cash equivalent	5
Total assets	977
Deferred tax liabilities	23
Post employment benefit obligations	37
Provisions	4
Borrowings	129
Accounts payable and other liabilities	180
Total liabilities	373
Minority interest	4
Net assets	600
Exchange differences and other items	-3
Selling price	671
Internal debt	-75
Debt free selling price	596
Loss on disposal before tax	-1
Income taxes	0
Loss on disposal after tax	-1
Impairment losses	
Goodwill	101
Other intangible assets	2
Tangible assets	91
	194
Income taxes on impairment losses	0
	194
Debt free selling price of which	596
Loan receivables	220
Shares in Sappi Limited	50
cash and cash equivalents received	326
Cash and cash equivalents in subsidiaries	-5
Net cash flow arising on disposal	321

Graphic Papers, result for the period		
EUR million	1.1.-31.12.2008	1.1.-31.12.2007
Income	1,281	1,333
Expenses	-1,330	-1,415
Result before tax	-49	-82
Impairment losses	-194	
Costs linked to disposal	-70	
Income taxes	2	0
Result for the period	-311	-82
Loss on disposal	-1	
	-312	-82

Graphic Papers´ cash flows for the period		
EUR million	1.1.-31.12.2008	1.1.-31.12.2007
Cash flow arising from operating activities	-1	71
Cash flow arising from investing activities	-23	-48
Cash flow arising from financing activities	31	-46
Total cash flows	7	-23
Discontinued operations, result		
Map Merchant	-26	55
Graphic Papers	-312	-82
Income statement, total	-338	-27

5. Other operating income

EUR million	2008	2007
Gains on disposal of fixed assets	90	156
Rental income	2	2
Service revenue	23	19
Government grants	30	5
Other allowances and subsidies	1	3
Other operating income	36	10
Total	182	195

Sale of Pohjolan Voima shares increased in 2008 by EUR 74 million gains on disposal. In 2007 9 percentage stake of Metsä-Botnia incresed by EUR 135 million gains on disposal. Government grants concern the subsidies of training, healthcare and r&d expenses, energy subsidies and the carbon dioxide emission permits in accordance with the EU emission trading scheme.

6. Operating expenses

EUR million	2008	2007
Change in stock of finished goods and work in progress	-2	48
Materials and services		
Purchases during the financial period	1,927	2,101
Change in inventories	4	-22
External services	224	238
	2,155	2,317
Employee costs		
Wages and salaries		
Salaries of boards and managing directors	5	5
Other wages and salaries	288	363
	293	368
Social security costs		
Pension costs		
Defined contribution plans	7	5
Defined benefit plans	29	30
Other employee costs	112	131
	148	166
Employee costs, total	441	534
Other operating expenses		
Rents	18	20
Losses on fixed assets disposal	3	4
Other operating expenses	545	469
Total	566	493

The research and development costs in continuing operations during the financial period 2008 were 10 EUR million (14).

Main auditors fees

The fees paid to PricewaterhouseCoopers are shown in the table below. The audit fees are paid for the audit of the annual and quarterly financial statements for the group reporting purposes as well as the audit of the local statutory financial statements. Tax consultancy fees are the fees paid for tax consultancy services and the like. Disposal of Graphic Papers business increased audit and other fees.

EUR million	2008	2007
Audit fees	2	2
Tax consultancy	0	0
Other fees	2	1
Total	4	3

Remuneration paid to the members of the board of Directors and the Management Team

In 2008 the members of the parent company's Board of Directors were paid fees totalling EUR 516 475 (2007 EUR 490 400).

Salaries and emoluments paid to Management Team were EUR 2,298,507.75 (2,134,439.33). CEO Mikko Helander's salary including benefits was 548,426.08 (448,070.00)

According to the M-real's pay scheme, CEO can be paid a performance-related reward amounting to not more than 6 months' salary. In addition to salaries and bonuses executives are also entitled to participate in the company's share based incentive program. Currently 8 executives are included in the program. The expenses recognised for share based payments were EUR 0 million (0) (note 31).

Pension commitments to management

Management pension commitments exist only for the Group's German companies, for which the items have been charged to earnings and entered as a liability in the balance sheet. The Group has no off balance-sheet pension liabilities on behalf of management.

The CEO of the parent company has the right to retire on a pension at the age of 62 years. The cost of lowering the retirement age or supplementing statutory pension security are generally covered by voluntary pension insurance. The expenses of the Management Team member's defined pension plans were EUR 0.1 million (2007 EUR 0.5 million) and the expenses of their defined contribution plans were EUR 0.6 million (EUR 0.6 million).

In the event that the CEO is dismissed, or in situation where control of the Company changes, he has the right to receive compensation corresponding to 18 months' salary. The period of notice is 6 months.

The parent company has no commitments on behalf of persons belonging to the abovementioned bodies or those who have previously belonged to them.

At 31 December 2008, the Company's CEO, the Deputy to CEO or the members of the Board had no loans outstanding from the Company or its subsidiares.

7. Depreciation, amortization and impairment charges

EUR million	2008	2007
Depreciation		
Other intangible assets	13	16
Buildings	22	39
Machinery and equipment	188	194
Other tangible assets	6	4
Continuing operations	229	253
Discontinued operations	60	120
Total	289	373
Impairment charges		
Goodwill	20	201
Land	33	
Buildings	15	
Machinery and equipment	18	-7
Continuing operations	86	194
Discontinued operations	194	0
Total	280	194
Depreciation and impairment charges continuing operations, total	315	447
Goodwill impairments by segment		
Consumer Packaging	4	0
Office Papers	7	185
Other Papers	9	0
Assets classified as held for sale	0	16
Other operations	0	0
Continuing operations	20	201
Discontinued operations	101	0
Total	121	201
Other impairments by segment		
Consumer Packaging	0	-4
Office Papers	9	
Other Papers	57	-3
Continuing operations	66	-7
Discontinued operations	93	0
Total	159	-7

In 2008 impairment charges were made at Hallein mill (EUR 9 million on goodwill and EUR 57 other impairment) in Austria and at Husum mill in Sweden (7 and 9 million). An impairment of EUR 194 million was recognised in disposed Graphic Papers business. In Kyro Paper and in Sittingbourne mill the impairment charges made in 2006 were reversed in 2007.

Impairment of Assets

M-real carries out a full impairment test at least once a year, during the last quarter based on the situation of 30 September. In addition, a sensitivity analysis is made each quarter. Should the sensitivity analysis indicate impairment, a full test will be initiated. The Audit Committee reviews the sensitivity analyses or impairment testing results quarterly.

The testing of 2008 was carried out taking into account the impacts of Graphic Papers transaction.

Testing principles

The accounting values of asset items or so-called cash-generating units are evaluated for possible value depreciation. If there are indications of the value depreciation of an asset item or a cash-generating unit, or if the unit's accounting value includes or has been targeted by goodwill, it is evaluated how much money the asset item or cash-generating unit can accumulate. The sum that can be accumulated is the utility value based on the cash flow against the asset item or cash-generating unit, or its net sales price.

The cash flow that the cash-generating units under testing can accumulate is based on five-year forecasts and the evenly-growing cash flow that follows them.

The essential testing assumptions are evaluations by M-real management, or forecasts by Pöyry Forest Industry Consulting Oy. The most crucial factors impacting the forecasts are the development of the average price of paper or board products, delivery volumes, exchange rates and capacity utilisation rate, the cost development of essential raw materials, such as wood, pulp, chemicals and energy, and the development of personnel costs and other fixed costs. Moreover, the implementation of savings and rationalisation measures has a major impact on the forecasted cash flow against the item or unit.

M-real's share in the cash flow and accounting value that Metsä-Botnia can accumulate is allocated to cash-generating units in the proportion of their pulp purchases.

For the situation on 30 September 2008 and for previous goodwill value depreciation testing we have used 2 per cent as the growth factor for cash flow after the five-year forecast period; the percentage corresponds to the long-term implemented growth of said cash-generating units and business areas. The average value for the five-year forecast period has been used as the initial value for the essential assumptions (prices, volumes, variable costs) concerning the cash flows following the forecast period, and the value for the fifth year of the forecast period has been used for fixed costs.

The Weighted Average Cost of Capital (WACC) concerning M-real's equity and liabilities has been used as the discounting factor for the cash flow. Both the cash flows against the item or unit and the discounting interest have been calculated after taxes, which means that the established discounted cash flows and utility values are before taxes, as set out in IAS 36. For testing carried out concerning the situation on 30 September 2008, the WACC after taxes has been 8.10 per cent.

The goodwill impairment test results are evaluated by comparing the recoverable amount (V) with the carrying amount of the CGU (B) as follows:

	Ratio			Estimate
V		<	B	Impairment
V	0-20%	>	B	Slightly above
V	20-50%	>	B	Clearly above
V	50%-	>	B	Substantially above

The most important CGUs of M-real Group, the goodwill allocated to them [1] as well as their testing result as of 30 September 2008:

	Goodwill	Test result
Folding boxboard mills	7	Substantially above
Kemiart Liners	3	Substantially above
Kyro Paper	0	Clearly above
Simpele Paper	0	Clearly above
Office Papers	8	Substantially above
Husum PM8 & Äänekoski Paper	0	Impairment
Zanders	33	Clearly above
Hallein	0	Impairment
Market Pulp and Energy	0	Substantially above
Myllykoski Paper Oy 35% [2]	15	Clearly above
M-real Group total [2]	66	

[1] EUR million.

[2] The amount includes the goodwill from M-real's holding in Myllykoski Paper, which is shown in "Investments in associated companies" in the balance sheet

In the following CGUs a reasonably possible change in a key assumption results in a situation where the carrying amount of the CGU exceeds the recoverable amount. Assumptions to which the recoverable amount of the CGU is most sensitive are listed in the table. When assessing the magnitude of the required change in a key assumption, possible multiplicative effects on other assumptions affecting the recoverable amount or simultaneous changes in other assumptions have not been taken into account:

Cash Generating Unit (CGU)	**(1) V - B1)**	**(2) Key assumption**	**(3) Required change in order for V to equal B**
Hallein	0	- net selling price	– No change required
Husum PM8 & Äänekoski Paper	0	– Increasing average price during the 5-year projection period.	– No change required
		– WACC based on interest rates at the time of testing	– No change required
		– Completion of efficiency improvement programmes in all mills	– No change required

[1] EUR million

8. Financial income and expenses

EUR million	2008	2007
Exchange differences		
Commercial items	2	-8
Hedging / hedge accounting not applied	14	16
The ineffectiveness from hedges of net investment in foreign operations	-1	1
Other items	-2	-8
	13	1
Valuation of financial assets and liabilities		
Gains and losses on financial assets or liabilities at fair value through profit or loss (held for trading)	2	0
Impairment losses from financial assets	0	0
Gains and losses on derivatives / hedge accounting not applied	-6	0
Gains and losses on hedging instrument in fair value hedges	72	10
Gains and losses on hedged item in fair value hedges	-66	-4
Total	2	6
Interest income	17	12
Interest expenses	-165	-147
Dividend income	0	0
Other financial expenses	-9	-11
	-157	-146
Financial income and expenses, net	-155	-140

9. Income taxes

EUR million	2008	2007
Income taxes for the financial period	11	33
Income taxes for previous periods	2	0
Change in deferred taxes	-47	-56
Other	0	0
Total	-34	-23

Income tax reconciliation

	2008	2007
Result before taxes	-204	-191
Computed tax at Finnish statutory rate of 26%	-53	-50
Difference between Finnish and foreign rates	-1	2
Tax exempt income	-15	-35
Non-deductible expenses	13	56
Previous years tax losses used during the period	-26	-5
Tax losses with no tax benefit	45	10
Income taxes for previous periods	3	-1
Other	0	0
Income tax expense	-34	-23
Effective tax rate, %	16.7	12.0

10. Earnings per share

EUR million	2008	2007
Result for the period		
from continuing operations	-170	-168
from discontinued operations	-338	-27
Total	-508	-195
Adjusted number of shares (average) in thousands	328,166	328,166
Earnings per share, EUR		
from continuing operations	-0.55	-0.51
from discontinued operations	-1.03	-0.08
Total	-1.58	-0.59

11. Intangible and tangible assets

Intangible assets

EUR million	Goodwill	Other Intangible assets	Construction in progress	Total
Acquisition costs, 1 Jan 2008	172	216	0	388
Translation differences	0	-1	0	-1
Increase	0	43	0	43
Decrease	0	-69		-69
Transfers between items	0	8	0	8
Acquisition costs, 31 Dec 2008	172	197	0	369
Accumulated depreciation, 1 Jan 2008	0	-178		-178
Translation differences	0	0		0
Accumulated depreciation on deduction and transfers	0	45		45
Depreciation for the period	0	-13		-13
Impairment charges	-121	0		-121
Accumulated depreciation, 31 Dec. 2008	-121	-146		-267
Book value. 1 Jan. 2008	172	38	0	210
Book value. 31 Dec. 2008	51	51	0	102

In 2008 impairment charges were made in Graphic Papers Business EUR 101 million, Consumer Packaging EUR 4 million, Office Papers EUR 7 million and in Other Papers EUR 9 million.

EUR million	Goodwill	Other Intangible assets	Construction in progress	Total
Acquisition costs, 1 Jan. 2007	376	230	1	607
Translation differences	0	0	0	0
Increase	0	12	0	12
Decrease	-19	-27		-46
Transfers between items	0	1	-1	0
Acquisition costs, 31 Dec. 2007	357	216	0	573
Accumulated depreciation, 1 Jan. 2007	0	-169		-169
Translation differences	0	0		0
Accumulated depreciation on deduction and transfers	0	8		8
Depreciation for the period	0	-17		-17
Impairment charges	-185	0		-185
Accumulated depreciation, 31 Dec. 2007	-185	-178		-363
Book value. 1 Jan. 2007	376	61	1	438
Book value. 31 Dec. 2007	172	38	0	210

In addition the goodwill included in assets classified as held for sale was impaired by EUR 16 million.
The carrying value of emission rights included in intangible assets was on 31 December EUR 17 million (0) and the fair value EUR 17 million (0).

Tangible assets

EUR million	Land and water areas	Buildings	Machinery and equipment	Other tangible assets	Construction in progress	Total
Acquisition costs, 1 Jan 2008	181	1,290	5,570	165	251	7,457
Translation difference	1	-20	-142	-3	-1	-165
Increase	10	6	108	6	26	156
Decrease	-80	-282	-1,547	-82	-14	-2,005
Transfers between items	1	54	169	1	-234	-9
Acquisition costs, 31 Dec 2008	113	1,048	4,158	87	28	5,434
Accumulated depreciation, 1 Jan 2008	-3	-703	-3,827	-104	0	-4,637
Translation difference	0	16	107	3		126
Accumulated depreciation on deduction and transfers	2	123	975	56		1,156
Depreciation for the period	0	-22	-178	-5		-205
Impairment charges and reversed impairment charges	-33	-15	-18	0		-66
Accumulated depreciation and impairment charges, 31 Dec 2008	-34	-601	-2,941	-50		-3,626
Book value. 1 Jan 2008	178	587	1,743	61	251	2,820
Book value. 31 Dec 2008	79	447	1,217	37	28	1,808

In 2008 impairment charges were made at Hallein mill in Austria (EUR 57 million) and at Husum mill in Sweden (EUR 9 million).
Tangible assets include assets acquired under finance lease agreements:

	Buildings	Machinery and equipment	Total
Acquisition costs	0	40	40
Accumulated depreciation	0	-16	-16
Book value. 1 Jan. 2008	0	93	93
Book value. 31 Dec. 2008	0	24	24

Additions include assets of EUR 0 million (2) acquired under finance lease agreements.

EUR million	Land and water areas	Buildings	Machinery and equipment	Other tangible assets	Construction in progress	Total
Acquisition costs, 1 Jan. 2007	208	1,356	5,883	169	233	7,849
Translation difference	-6	-12	-68	-1	-20	-107
Increase	6	9	93	4	137	249
Decrease	-27	-73	-370	-12	-52	-534
Transfers between items	0	10	32	5	-47	0
Acquisition costs, 31 Dec. 2007	181	1,290	5,570	165	251	7,457
Accumulated depreciation, 1 Jan. 2007	-5	-686	-3,896	-106	0	-4,693
Translation difference	0	7	46	1		54
Accumulated depreciation on deduction and transfers	2	30	306	10		348
Depreciation for the period	0	-54	-290	-9		-353
Impairment charges and reversed impairment charges	0	0	7	0		7
Accumulated depreciation and impairment charges, 31 Dec. 2007	-3	-703	-3,827	-104		-4,637
Book value. 1 Jan. 2007	203	670	1,987	63	233	3,156
Book value. 31 Dec. 2007	178	587	1,743	61	251	2,820

In Kyro Paper and in Sittingbourne mill the impairment charges made in 2006 were reversed in 2007.
Tangible assets include assets acquired under finance lease agreements

	Buildings	Machinery and equipment	Total
Acquisition costs	0	204	204
Accumulated depreciation	0	-111	-111
Book value. 1 Jan. 2007	0	112	112
Book value. 31 Dec. 2007	0	93	93

The capitalization of financial expenses in 2008 was EUR 3 million (4.1). The average interest rate in 2007 was 6.23 per cent, which represent the costs of the loan used to finance the projects.

12. Biological assets

Biological assets, forest assets, have been recognised at fair value. The change in fair value will be recognised yearly as income/cost in income statement. M-real has forest assets in Finland and in Uruguay.

EUR million	2008	2007
At 1 Jan.	47	52
Purchases during the period	11	13
Sales during the period	0	-12
Harvested during the period	-10	-4
Gains and losses arising from changes in fair values	6	2
Translation differences	3	-4
At 31 Dec.	57	47

13. Investments in associated companies

EUR million	2008	2007
At 1 Jan.	64	69
Share of results in associated companies	-1	-3
Dividend received	0	-2
Increases		0
Decreases	0	0
Translation differences	0	0
At 31 Dec.	63	64

Unamortized amount of goodwill for associated companies at 31 Dec. 2008 was EUR 15 million (15).

Biggest associated companies

	Country	Assets	Liabilities	Sales	Gain/ loss	Owner-ship, %
Kirkniemen Kartano Oy	Finland	7	2	0	0	48
Myllykoski Paper Oy	Finland	218	150	326	-4	35
Plastirol Oy	Finland	21	6	24	2	39
Other		4	2	16	0	
Total		250	160	366	-2	

None of the associated companies were listed.

Transaction and balances with associated companies

EUR million	2008	2007
Sales	0	0
Purchases	4	4
Interest income	0	0
Interest expenses	0	0
Receivables		
Non-current receivables	0	0
Current receivables	7	7
Liabilities		
Current liabilities	2	3

14. Available for sale investments

Financial assets at fair value through profit or loss (non-current)		
EUR million	2008	2007
At 1 Jan.	17	17
Decreases	-17	0
At 31 Dec.	0	17
Available for sale financial assets		
Shares in other companies		
Listed companies	32	1
Other	408	325
	440	326
Total	440	343

Financial assets at fair value through profit or loss are mainly listed bonds, classified entirely as held for trading.

Available for sale financial assets consist of listed companies and other companies. The fair value of listed companies are based on public quotation for shares at the Balance sheet date. The most significant ownership of listed companies is some 3 percentage stake of South African company Sappi Limited, which M-real received as a part of the Graphic papers business disposal. The fair value of these shares at the Balance sheet date was EUR 32.1 million. The most important shareholding of not quoted companies consists of three percentage stake in Finnish energy company Pohjolan Voima Oy. The Group has right for some 7 percentage proportion in Olkiluoto nuclear power plant (Pohjolan Voima´s B-shares), some 7 percentage proportion in Meripori coal-fired power plant (C2-shares) and some one percentage proportion in PVO-Vesivoima Oy's hydroelectric power (A-shares). Group also has some 2 percentage proportion in new nuclear power plant under construction at Olkiluoto. Pohjolan Voima produces electricity and heat for its shareholders in Finland. Pohjolan Voima trades with its shareholders and the prices paid to Pohjolan Voima Oy for energy are based on production costs, which generally are lower than the market prices. The ownership in Pohjolan Voima Oy is fair valued quarterly using discounted cash flow method. The WACC used was 4.67 percentage. 12 months rolling averages have been used for the energy price estimates, which evens out the short-term energy price fluctuations. The changes in fair value less deferred tax calculated with Finnish tax rate are recorded in fair value reserve in equity. The acquisition value of shares in Pohjolan Voima Oy is EUR 28 million (34) and the fair value EUR 402 million (320). The fair value of nuclear power shares (B- and B2-shares) was some EUR 390 million, coal-fired power shares (C2-shares) some EUR -3 million and hydroelectric power shares (A-shares) some EUR 14 million.

The shareholder agreement prevents free selling of shares with others than shareholders. M-real disposed in June some 6.7 percentage of the Pohjolan Voima shares in new nuclear power plant under construction at Olkiluoto. A realised fair value and gain from the sale of EUR 74 million was recorded. The high energy prices have substantialy increased the fair value of Pohjolan Voima shares.

15. Non-current financial assets

EUR million	2008	2007
Interest-bearing receivables		
Loans from Group companies	1	1
Loans from associated companies	0	2
Other loan receivables	224	6
	225	9
Non-interest-bearing receivables		
Loans from Group companies	4	5
Other loan receivables	3	4
Defined benefit pension plans	0	6
	7	15
Non-current financial assets, total	232	24

The vendor note from Sappi Ltd. in connection to the Graphic Papers divestment increased the non-current financial assets by EUR 220 million.
Loans from Group companies are loans granted to parent company Metsäliitto and to other subsidiaries of Metsäliitto.

16. Deferred taxes

Reconciliation of deferred tax assets and liabilities during the period in 2008

EUR million	As at 1 Jan. 2008	Charged in income statement	Disposals and assets classified as held for sale	Translation differences	Charged to equity	As at 31 Dec. 2008
Deferred tax assets						
Consolidation entries	0	6			-6	0
Tax losses and other temporary differences	55	-19	-13	0	6	29
Deferred tax assets, total	55	-13	-13	0	0	29
Netting against liabilities	-51	14	13			-24
Deferred tax assets in Balance sheet	4	1	0	0	0	5
Deferred tax liabilities						
Appropriations	193	-36	0	-7		150
Consolidation entries	25	0	-22	0	0	3
Available for sale financial assets recorded at fair value	75	0			22	97
Other temporary differences	48	-24	-14	0	-4	6
Deferred tax liabilities, total	341	-60	-36	-7	18	256
Netting against assets	-51	14	13		0	-24
Deferred tax liabilities in Balance sheet	290	-46	-23	-7	18	232
Deferred tax liabilities, net	-286	47	23	7	-18	-227

Reconciliation of deferred tax assets and liabilities during the period in 2007

EUR million	As at 1 Jan. 2007	Charged in income statement	Disposals and assets classified as held for sale	Translation differences	Charged to equity	As at 31 Dec. 2007
Deferred tax assets						
Consolidation entries	0	8			-8	0
Tax losses and other temporary differences	94	-21	-18	0		55
Deferred tax assets, total	94	-13	-18	0	-8	55
Netting against liabilities	-63	1	3		8	-51
Deferred tax assets in Balance sheet	31	-12	-15	0	0	4
Deferred tax liabilities						
Appropriations	254	-50	-10	-1		193
Consolidation entries	26	-1		0	0	25
Available for sale financial assets recorded at fair value	74				0	75
Other temporary differences	67	-19	-2	-2	4	48
Deferred tax liabilities, total	421	-70	-12	-3	4	341
Netting against assets	-63	1	3		8	-51
Deferred tax liabilities in Balance sheet	358	-69	-9	-3	12	290
Deferred tax liabilities, net	-327	57	-6	3	-12	-286

At 31 December 2008 the net operating loss carry-forwards mainly in Germany, France and the United Kingdom amounted to approximately EUR 860 million. The operating loss carry-forwards for which deferred tax assets have not been recognised due to uncertainty of the utilization of these loss carry-forwards amounted to approximately EUR 825 million. These loss carry-forwards do not expire. The deferred tax assets for these non recognised loss carry-forwards amounted to approximately EUR 220 million.

17. Inventories

EUR million	2008	2007
Raw materials and consumables	186	215
Work in progress	29	45
Finished goods and goods for sale	268	339
Advance payments	22	20
	505	619

In 2007 or 2008 there were no substantial write-downs of inventories to net realisable value.

18. Accounts receivables and other receivables

EUR million	2008	2007
Financial assets of fair value through profit and loss		
At 1 Jan.	0	0
Increases	17	0
Changes in fair value	-1	0
At 31 Dec.	16	0
Interest-bearing loan receivables		
Loans from Group companies	34	32
Loans from associated companies	28	30
Other loan receivables	0	0
	62	62
Accounts receivables and other non-interest-bearing receivables		
From Group companies		
Accounts receivables	2	3
Other receivables	11	2
Prepayment and accrued income	2	2
	15	7
From associated companies		
Accounts receivables	3	5
Other receivables	0	0
Prepayment and accrued income	0	0
	3	5
From others		
Accounts receivables	439	659
Other receivables	61	144
Prepayment and accrued income	19	9
	519	812
Accounts receivables and other receivables	615	886

Receivables from Group companies are receivables from parent company Metsäliitto and from other subsidiaries of Metsäliitto.

There are no loan receivables from the managing directors of Group companies, their deputies, members of the Board of Directors and their deputies as well as persons belonging to similar bodies.

Doubtful accounts receivables

Accounts receivables are recorded net of the following allowances for doubtful accounts:

EUR million	2008	2007
At 1 Jan.	9	16
Increases	1	19
Decreases	-5	-26
At 31 Dec.	5	9

Prepayment and accrued income		
Non-current		
Interest	0	1
Insurance	0	2
Others	18	6
Total	18	9

19. Cash and cash equivalents

EUR million	2008	2007
Current investments	405	324
Cash at bank and in hand	145	56
Total	550	380

Current investments are certificates of deposits and time deposits with original maturities less than three months.

20. Shareholders' equity

Changes in share capital

	Share capital		Share premium account	Total
EUR million	Series A	Series B		
At 1 Jan. 2007	62	496	667	1,225
2007 no changes				
At 31 Dec. 2007	62	496	667	1,225
2008 no changes				
At 31 Dec. 2008	62	496	667	1,225

Number of shares

	Series A	Series B	Total
At 1 Jan. 2007	36,339,550	291,826,062	328,165,612
2007 no changes			
At 31 Dec. 2007	36,339,550	291,826,062	328,165,612
2008 no changes			
At 31 Dec. 2008	36,339,550	291,826,062	328,165,612

All shares are paid-in.

Fair value and other reserves		
EUR million	2008	2007
Fair value reserve	257	223
Legal reserve and reserves stipulated by the Articles of Association	2	2
Total	259	225

Dividends

After Balance sheet day The Board of Directors proposes that no dividend is paid for 2008.

21. Post-employment benefits

M-real operates a number of defined benefit pension plans and defined contribution plans. The most significant pension plan in Finland is the statutory Finnish employee pension scheme (TYEL) according to which benefits are linked directly to the employee's earnings. In Finland there are pension schemes which are funded by contributors to insured schemes or to Metsäliitto Employees' Pension Foundation. The Metsäliitto Employees' Pension Foundation scheme is a defined benefit plan. There are other defined contribution pension plans in Finland, too. Pension plans outside Finland are both defined benefit and defined contribution plans.

Pension and other post-employment benefits		
EUR million	2008	2007
Defined benefit pension plans	82	135
Defined contribution pension plans	16	18
Net liability	98	153
Overfunded plan shown as asset	0	6
Total liability in balance sheet	98	159

DEFINED BENEFIT PENSION PLANS

The amounts recognised in the balance sheet		
Present value of funded obligations	45	400
Present value of unfunded obligations	67	105
	112	505
Fair value of plan assets	-31	-388
Unrecognised actuarial gains and losses	1	18
Unrecognised prior service cost	0	0
Effect of curtailment	0	0
Total liability	82	135

The amounts recognised in the income statement		
Current service cost	4	7
Interest cost	6	24
Expected return on plan assets	-2	-22
Net actuarial losses (gains) recognised in year	-1	0
Settlements	0	0
Profit / loss curtailment	0	-1
Total included in employee costs	7	8

The actual return on plan assets was EUR 3 million in 2008 (22). Income statement items for 2007 include disposed Graphics Papers' figures too.

Changes in the present value of defined benefit obligations		
EUR million	2008	2007
Defined benefit obligation as at 1 Jan.	505	758
Current service cost	4	7
Interest cost	6	24
Contribution by plan participations	-1	2
Actuarial losses (gains) recognised in year	-4	-20
Disposals	-403	-196
Curtailments and settlements	-1	-5
Benefits paid	-4	-27
Other adjustments	0	0
Translation differences	10	-38
Defined benefit obligation as at 31 Dec.	112	505

Changes in the fair value of plan assets		
Fair value of plan assets as at 1 Jan.	388	531
Expected return on plan assets	3	22
Actuarial losses (gains) recognised in year	-4	-1
Contribution by plan participants	1	2
Contribution by the employer	-1	31
Disposals	-367	-143
Settlements	0	-1
Benefits paid	-1	-21
Translation differences	12	-32
Fair value of plan assets as at 31 Dec.	31	388

Group expects to contribute EUR 2 million to its defined benefit pension plans in 2009.

Major categories of plan assets as a percentage of total plan assets, %		
Equity securities	39	48
Debt securities	7	10
Real estate	16	7
Bonds	31	30
Others	7	5
Total	100	100

Amounts for the current and previous periods		
Present value of defined benefit obligations	-112	-505
Fair value of plan assets	31	388
Funded status	-81	-117
Experience adjustments on plan liabilities	0	1
Experience adjustments on plan assets	-2	3

The principal actuarial assumptions used:		
	2008	2007
Finland		
Discount rate %	3.75	5.0
Expected return on plan assets %	5.4	5.8
Future salary increases %	3.0	3.0
Future pension increases %	2.1	2.1
Expected average remaining working years of staff	3	4
UK		
Discount rate %	6.0	5.6
Expected return on plan assets %	6.75	6.48
Future salary increases %	3.6	4.3
Future pension increases %	2.6	3.3
Expected average remaining working years of staff	14	15
Germany		
Discount rate %	6.0	5.5
Expected return on plan assets %	n/a	n/a
Future salary increases %	2.5	2.5
Future pension increases %	2.00	2.00
Expected average remaining working years of staff	11	10
Switzerland		
Discount rate %	3.0	3.5
Expected return on plan assets %	4	4.5
Future salary increases %	1.75	1.5
Future pension increases %	0.5	0.5
Expected average remaining working years of staff	8	13
Austria		
Discount rate %	5.0	5.0
Expected return on plan assets %	n/a	n/a
Future salary increases %	2.22	2.28
Future pension increases %	2.22	2.28
Expected average remaining working years of staff	24	24

22. Provisions

EUR million	Restructuring	Environmental obligations	Other provisions	Total
At 1 Jan. 2008	40	5	27	72
Translation differences	-5	0	-2	-7
Increases	66	2	17	85
Decreases	-12	-2	-28	-42
Unused amounts reversed	-9	0	0	-9
At 31 Dec. 2008	80	5	14	99

In 2008 the most significant restructuring action was the Graphic Papers divestment which increased provisions by EUR 63 million.

23. Borrowings

Interest-bearing borrowings	2008		2007	
EUR million	Book values	Fair values	Book values	Fair values
Non-current interest-bearing borrowings				
Bonds	1,162	692	1,384	1,300
Loans from financial institutions	287	285	320	320
Pension loans	33	34	50	50
Finance lease liabilities	31	31	79	78
Other borrowings	55	55	50	50
Total	1,568	1,097	1,883	1,798
Current interest-bearing borrowings				
Current portion of long-term debt	317	308	291	288
Short-term loans	53	53	36	36
Bill of exchange payable	7	7	8	8
Other borrowings	161	161	118	118
	538	529	453	450
Interest-bearing borrowings, total	2,106	1,626	2,336	2,248

Interest-bearing financial assets				
Financial assets at fair value through profit or loss (non-current)	0	0	17	17
Available for sale investments (non-current)	0	0	0	0
Loan receivables (non-current)	225	181	10	9
Financial assets at fair value through profit or loss (current)	16	16	0	0
Loan receivables (current)	61	61	62	62
Current investments at fair value	0	0	0	0
Current investments at amortized cost	405	405	324	324
Cash at bank and in hand	145	145	56	56
Interest-bearing financial asset, total	852	808	469	468
Interest-bearing net borrowings	1,254	818	1,867	1,780

In M-real Group all interest-bearing borrowings are valued in the balance sheet at amortised cost based on effective interest method. Interest bearing financial assets are classified according to the IAS standards. Fair values in the table are based on present value of cash flow of each liability or assets calculated by market rate. The discount rates applied are between 2.5–38.0 per cent (3.9–11.4). Of interest bearing borrowings 95 per cent is subject to variable rates and the rest to fixed rates (88). The average interest rate of interest-bearing borrowings at the end of 2008 was 7.0 per cent (7.4). The fair values of accounts and other receivables and accounts payables and other liabilities are not essentially deviating from the carrying amounts in their balance sheet.

Maturity of repayment and interest payment of financial liabilities 31.12.2008							
EUR million	Book value	2009	2010	2011	2012	2013	2014–
Bonds and debentures	1,403						
Repayment		-240	-397	-52	-102	-494	-118
Interest payment		-102	-94	-62	-56	-30	-6
Loans from financial institutions	341						
Repayment		-55	-56	-57	-87	-48	-38
Interest payment		-12	-10	-8	-5	-2	-3
Pension loans	53						
Repayment		-20	-33	-1	0	0	0
Interest payment		-3	-2	0	0	0	0
Finance lease liabilities	33						
Repayment		-2	-3	-3	-2	-2	-22
Interest payment		-2	-2	-2	-2	-1	-5
Other non-current interest-bearing borrowings	55						
Repayment		0	0	-2	0	-49	-4
Interest payment		-3	-3	-3	-3	-3	0
Non-current interest-bearing borrowings, total	**1,885**						
Repayments in 2009	**-317**						
Non-current interest-bearing borrowings in balance sheet	**1,568**						
Repayment		-317	-489	-115	-191	-593	-182
Interest payment		-122	-111	-75	-66	-36	-14
Current interest-bearing borrowings	221						
Repayment		-221	0	0	0	0	0
Interest payment		-2	0	0	0	0	0
Accounts payables	145						
Repayment		-145	0	0	0	0	0
Other non-interest-bearing liabilities	369						
Repayment		-352	-6	-3	-3	-2	-3
Derivative financial instrument liabilities	69						
Interest rate swaps, interest payment		-6	-8	-8	-8	-4	0
Currency derivatives, interest payment		-2,720	-10	-10	-7	-5	-3
Commodity derivatives, interest payment		4	-2	-4	0	0	0
Total liabilities	**2,689**						
Repayment		-1,035	-495	-118	-194	-595	-185
Interest payment		-2,846	-131	-97	-81	-45	-17
Derivative financial instrument assets	84						
Interest rate swaps, interest payment		0	0	0	0	0	0
Currency derivatives, interest payment		2,759	8	8	6	4	2
Commodity derivatives, interest payment		0	0	0	0	0	0
Total	84	2,759	8	8	6	4	2

Maturity of repayment and interest payment of financial liabilities 31.12.2007							
EUR million	Book value	2008	2009	2010	2011	2012	2013–
Bonds and debentures	1,592						
Repayment		-208	-235	-396	-52	-101	-600
Interest payment		-130	-107	-99	-59	-53	-33
Loans from financial institutions	369						
Repayment		-49	-52	-51	-50	-50	-118
Interest payment		-18	-16	-13	-10	-7	-7
Pension loans	67						
Repayment		-18	-16	-33	-1	0	0
Interest payment		-3	-2	-2	0	0	0
Finance lease liabilities	93						
Repayment		-14	-16	-15	-12	-10	-27
Interest payment		-4	-3	-3	-2	-1	-5
Other non-current interest-bearing borrowings	52						
Repayment		-2	0	0	0	0	-50
Interest payment		-3	-3	-3	-3	-3	-3
Non-current interest-bearing borrowings, total	**2,173**						
Repayments in 2007	**-291**						
Non-current interest-bearing borrowings in balance sheet	**1,882**						
Repayment		-291	-319	-495	-115	-161	-795
Interest payment		-158	-131	-120	-74	-64	-48
Current interest-bearing borrowings	162						
Repayment		-162	0	0	0	0	0
Interest payment		-1	0	0	0	0	0
Liabilities classified as held for sale	0						
Repayment		0	0	0	0	0	0
Interest payment		0	0	0	0	0	0
Accounts payables	283						
Repayment		-283	0	0	0	0	0
Other non-interest bearing liabilities	435						
Repayment		-397	-9	-9	-4	-4	-13
Derivative financial instrument liabilities	25						
Interest rate swaps, interest payment		-7	-5	-6	-6	-6	-3
Currency derivatives, interest payment		-3,497	-13	-12	-12	-9	-9
Commodity derivatives, interest payment		0	0	0	0		
Total liabilities	**3,078**						
Repayment		-1,133	-328	-504	-119	-165	-808
Interest payment		-3,663	-149	-138	-92	-79	-60
Derivative financial instrument assets	40						
Interest rate swaps, interest payment		6	2	0	0	0	
Currency derivatives, interest payment		3,509	9	8	8	6	7
Commodity derivatives, interest payment		6	7	3	0		
Total	40	3,521	18	11	8	6	7

Bonds

EUR million	Interest %	2008	2007
2000–2008	5.64	0	18
2002–2009	8.89	100	96
2002–2012	9.20	102	100
2002–2014	9.40	115	113
2003–2008	6.58	0	20
2003–2008	6.96	0	99
2004–2008	6.96	0	50
2004–2009	5.37	30	30
2004–2009	5.91	10	10
2004–2009	5.91	30	30
2004–2011	6.52	12	12
2004–2011	5.54	30	30
2004–2011	6.30	10	10
2005–2008	5.60	0	17
2005–2008	7.37	0	3
2006–2009	7.69	70	70
2006–2010	7.70	397	396
2006–2013	8.75	490	488
2008–2018	7.00	7	0
		1,403	1,592

Maturity of finance lease liabilities

	Minimum lease payments		The present value of minimum lease payments	
EUR million	2008	2007	2008	2007
Not later than 1 year	4	18	2	14
1–2 years	5	19	3	16
2–3 years	4	18	3	15
3–4 years	3	13	2	12
4–5 years	3	11	1	10
Later than 5 years	26	32	22	27
	45	111	33	94
Future finance charges	12	17		
The present value of minimum lease payments	33	94		

The most significant finance lease agreements are power plant Äänevoima Oy's power plants. Äänevoima's contract periods vary between 10 and 15 years. All finance lease liabilities will be due in 2017 at the latest. These leases contain renewal and purchase options. Finance lease agreement of power plant in Kirkniemi included in 2007's figures. The lease agreement was disposed as part of Graphic Papers business.

24. Other non-current liabilities

EUR million	2008	2007
Liabilities to Group companies	0	1
Liabilities to others		
Accruals and deferred income	2	12
Other liabilities	16	25
Total	18	38

Liabilities to Group companies are liabilities to parent company Metsäliitto and other subsidiaries of Metsäliitto.

Non-current accruals and deferred income		
Periodizations of employee costs	0	7
Accruals for compensation of rights to use	1	2
Periodizations of waste water expenses	0	1
Others	1	2
Total	2	12

25. Accounts payable and other liabilities

EUR million	2008	2007
Liabilities to Group companies		
Accounts payable	31	20
Other liabilities	42	33
Liabilities to associated companies		
Accounts payable	20	21
Other liabilities	1	1
Liabilities to others		
Advance payments	8	5
Accounts payable	137	277
Other liabilities	129	103
Accruals and deferred income	121	203
Total	489	663

Liabilities to Group companies are liabilities to parent company Metsäliitto and other subsidiaries of Metsäliitto.

Current accruals and deferred income		
Periodizations of employee costs	47	68
Interests	22	19
Accruals of purchases	38	55
Others	14	61
Total	121	203

26. Derivatives

EUR million	Nominal value	Fair value					
		Total	Fair value hedges	Cash flow hedges	Equity hedges	Derivatives/ hedge accounting not applied	Derivatives held for trading
2008							
Interest forward agreements	4	0				0	
Interest rate options	0	0					0
Interest rate swaps	1,282	-9	-5	-1		-3	0
Interest rate derivatives	**1,286**	**-9**	**-5**	**-1**	**0**	**-3**	**0**
Currency forward agreements	2,673	40		-16	55	1	0
Currency option agreements	5	0				0	0
Currency swap agreements	127	-13	-13			0	
Currency derivatives	**2,805**	**27**	**-13**	**-16**	**55**	**1**	**0**
Commodity forward agreements	185	-3		-9		6	0
Commodity options agreements	0	0				0	
Commodity derivatives	**185**	**-3**	**0**	**-9**	**0**	**6**	**0**
Derivatives total	**4,276**	**15**	**-18**	**-26**	**55**	**4**	**0**

Nominal value also includes closed contracts to a total amount of EUR 2,069 million.

EUR million	Nominal value	Total	Fair value hedges	Cash flow hedges	Equity hedges	Derivatives/ hedge accounting not applied	Derivatives held for trading
2007							
Interest forward agreements	4	0				0	
Interest rate options	156	0					0
Interest rate swaps	1,794	4	-2	3		3	0
Interest rate derivatives	**1,954**	**4**	**-2**	**3**	**0**	**3**	**0**
Currency forward agreements	3,478	17		2	9	6	0
Currency option agreements	211	0				0	0
Currency swap agreements	120	-22	-22				
Currency derivatives	**3,809**	**-5**	**-22**	**2**	**9**	**6**	**0**
Commodity forward agreements	133	16		10		6	0
Commodity options agreements	0	0					
Commodity derivatives	**133**	**16**	**0**	**10**	**0**	**6**	**0**
Derivatives total	**5,896**	**15**	**-24**	**15**	**9**	**15**	**0**

Nominal value also includes closed contracts to a total amount of EUR 2,714 million.

Derivatives, book values	**2008**		**2007**	
	Assets	Liabilities	Assets	Liabilities
	84	69	40	25

27. Maturity analysis of cash flow hedge accounting 31.12.2008

Result of the hedging instrument is booked to the income statement at the realisation of the cash flow. Contractual maturities of hedging instruments equals to the hedged cash flow.

EUR million	31.12.2008			
Periods when the forecasted cash flow are expected to occur	Highly probable foreign currency cash flows	Contractual interest cash flows	Highly probable commodity cash flows	Highly probable commodity cash flows
Q 1	86	-1	1	-4
Q 2	64	0	1	-4
Q 3	40	-1	1	-4
Q 4	32	0	1	-5
Total 2009	222	-2	4	-17
2010		-1		-17
2011		-1		-13
2012		-1		
2013				
Total cash flows	222	-5	4	-47
Total nominal values of derivatives directed to hedge accounting	222	80	4	47

EUR million	31.12.2007			
Periods when the forecasted cash flow are expected to occur	Highly probable foreign currency cash flows	Contractual interest cash flows	Highly probable commodity cash flows	Highly probable commodity cash flows
Q 1	140	-4		-7
Q 2	75	-4		-7
Q 3	45	-4		-7
Q 4		-4		-7
Total 2008	260	-16		-28
2009		-2		-23
2010		-2		-13
2011		-1		-3
2012				
Total cash flows	260	-21		-67
Total nominal values of derivatives directed to hedge accounting	260	230		67

28. M-real's principal subsidiaries 31 December 2008

	Country	Group's holding, (%)	Number of shares
Shares and participations owned by the group			
Metsäliitto Cooperative	Finland		179,171
Shares in subsidiaries			
In Finland			
Oy Hangö Stevedoring Ab	Finland	100	150
Kemiart Liners Oy	Finland	100	2,000,000
Logisware Oy	Finland	100	4,500
OOO Peterbox	Russia	100	
M-real International Oy	Finland	100	10,000
Metsä Group Financial Services Oy	Finland	51	25,500
In other countries			
M-real Deutsche Holding GmbH	Germany	100	
M-real Fine B.V.	The Netherlands	100	1,000
M-real Holding France SAS	France	100	520,000
M-real IBP Deals Americas Ltd	USA	100	50
M-real IBP Deals Europe S.A.	Belgium	100	1,000
M-real NL Holding B.V.	The Netherlands	100	15,350
M-real Reinsurance AG	Switzerland	100	19,997
M-real Services S.p.Z.o.o	Poland	100	400
M-real Sverige Ab	Sweden	100	10,000,000
M-real UK Holdings Ltd	Great Britain	100	146,750,000

	Country	Group's holding, (%)	Number of shares
Subgroups in Finland			
M-real International Oy			
M-real Benelux B.V.	Netherlands	100	2,000
M-real Benelux n.v./s.a	Belgium	100	2,921
M-real CZ, s.r.o.	Czech Republic	100	
M-real Deutschland GmbH	Germany	100	1
M-real France S.A.	France	100	8,211
M-real Hellas Ltd	Greece	51	306
M-real Hong Kong Ltd	Hong Kong	100	100
M-real Shanghai Ltd	China	100	
M-real Ibéria S.A.	Spain	100	147,871
M-real Ireland Ltd	Ireland	100	5,000
M-real Italia s.r.l.	Italy	100	100,000
M-real Kft	Hungary	100	30
M-real (Middle East & North Africa) Ltd	Cyprus	100	742,105
M-real Polska Sp. Z o.o.	Poland	100	232
M-real Nordic A/S	Denmark	100	36
M-real Nordic AB	Sweden	100	1,000
M-real Singapore Pte Ltd	Singapore	100	10,000
M-real Slovakia, S.r.o.	Slovakia	100	
M-real Schweiz AG	Switzerland	100	100
M-real UK Ltd	Great Britain	100	2,400
M-real USA Corporation	USA	100	180
Subgroups in other countries			
M-real Sverige AB			
M-real Paper Tec Sverige AB	Sweden	100	1,000
M-real Holding France SAS			
M-real Alizay SAS	France	100	50,145,710
M-real Alizay SNC	France	100	40,000,000
M-real Deutsche Holding GmbH			
M-real Zanders GmbH	Germany	100	2,800,000
M-real New Jersey Service Co.	USA	100	
M-real Hallein AG	Austria	100	70
M-real NL Holding B.V			
M-real IBP Deals (China) Ltd	China	100	
M-real IBP HK Ltd	Hong Kong	100	7,009,900
M-real UK Holdings Ltd			
M-real UK Services Ltd	Great Britain	100	115,800,001

29. Joint ventures

Joint ventures have been consolidated using line-by-line method proportionate to the M-real Group's holding.
Group's consolidated Income statement and Balance sheet included assets, liabilities, income and costs as follows:

EUR million	2008	2007
Non-current assets	577	580
Current assets	183	129
Assets total	760	709
Non-current liabilities	215	193
Current liabilities	82	106
Liabilities total	297	299
Sales	495	462
Expenses	444	410
The profit for the period	41	39

Group's holding, %	2008	2007
Significant joint ventures:		
Oy Metsä-Botnia Ab	30,0	30,0
Äänevoima Oy	56,25	56,25
Grovehurst Energy Ltd	0,0	50,0

Grovehurst Energy Ltd was sold in February 2008 as part of New Thames mill disposal.

30. Contingent liabilities

EUR million	2008	2007
For own liabilities		
Liabilities secured by pledges		
Loans from financial institutions	1	1
Pledges granted		
Liabilities secured by mortgages		
Loans from financial institutions	47	47
Other liabilities	0	0
Real estate mortgages	47	47
On behalf of Group companies		
Real estate mortgages	4	4
Guarantee liabilities	0	0
On behalf of associated companies		
Guarantee liabilities	1	1
On behalf of others		
Guarantee liabilities	2	2
Other liabilities		
As security for other commitments	1	1
Total		
Pledges	1	1
Real estate mortgages	51	51
Guarantees	3	3
Promissory notes	0	0
Other liabilities	1	1
Leasing liabilities	13	13
Total	69	69

Leasing liabilities

The future costs for contracts exceeding 12 months and for non-cancellable operating leasing contracts are as follows:

Payments due in following 12 months	6	4
Payments due in following 1-5 years	6	4
Payments due later than 5 years	1	5
Total	13	13

Operational lease charges were EUR 9 million (22).

Unconditional purchase agreement

Tangible assets		
Payments due in following 12 months	0	22
Due later	1	4
Other purchases		
Payments due in following 12 months	35	7
Due later	5	22

Joint ventures

Proportionate interest in Metsä-Botnia's unconditional purchase agreement, fixed assets, was EUR 0.0 million (24.7).

31. Share based payment

Share incentive scheme 2005–2007

On February 2005, M-real's Board of Directors decided to adopt a share incentive scheme. The scheme offers target groups the possibility to be awarded M-real Corporation's B shares for achieving the goals set for three incentive periods, each of one calendar year.

The periods during which the bonus can be earned are the calendar years 2005, 2006 and 2007. The size of the bonus awarded under the share incentive scheme is linked to the Group company's operating profit (EBIT, 50 per cent weight) and the return on capital employed (ROCE, 50 per cent weight). The bonus payable under the share incentive scheme is paid in the form of M-real Corporation's B shares. In addition, an amount corresponding at maximum to 1.5 times the value of the shares is paid in cash to cover taxes. The respective bonus is paid at the end of each incentive period, as a combination of cash and shares. The achievement of the targets set for the period involved determines how large a share of the maximum bonus is paid to key personnel.

The bonus is not paid if the person concerned ceases to be employed before the award is paid. The person concerned must also continue to own the shares for at least two years after the date of the award payment.

Share incentive scheme 2008–2010

On 16 January 2008, M-real's Board of Directors decided to adopt a share incentive scheme for 2008–2010. The scheme offers target groups the possibility to be awarded M-real Corporation's B shares for achieving the goals set for three incentive periods, each of one calendar year.

The size of the bonus awarded under the share incentive scheme is linked to the Group company's operating profit (EBIT, 50 per cent weight) and the return on capital employed (EBIT, 50 per cent weight) and the return on capital employed (ROCE, 50 per cent weight). The bonus payable under the share incentive scheme is paid in the form of M-real Corporation's B shares. In addition, an amount corresponding at maximum to the value of the shares is paid in cash to cover taxes. The achievement of the targets set for the period involved determines how large a share of the maximum bonus is paid to key personnel.

The bonus is not paid if the person concerned ceases to be employed before the award is paid. The person concerned must also continue to own the shares for at least two years after the date of the award payment.

	M-real Corporation's equity-based rewards scheme 2005–2007		M-real Corporation's equity-based rewards scheme 2008–2010	
	Issued by the Board's decision		Issued by the Board's decision	
Date of issue	4.2.2005		16.1.2008	
Instrument	Equity-based reward scheme		Equity-based reward scheme	
	2006 *	2007 *	2008*	Total
Maximum number of shares *)	108,000	80,000	90,000	278,000
Share price at grant date, EUR	4.21	4.81	2.54	
Fair value of share at grant date, EUR **)	3.97	4.57	2.42	
Share price at end of exercise period, EUR	4.8	2.1	0.69	
Vesting period	1.1.2006	1.1.2007	1.1.2008	
	31.12.2006	31.12.2007	31.12.2008	
Criteria				
50%	EBIT	EBIT	EBIT	
50%	ROCE	ROCE	ROCE	
Exercise assumption	0	0	0	
Obligation to hold shares, years	2	2	2	
The release date of shares	1.1.2009	1.1.2010	1.1.2011	
Binding time left, years	no rewards	no rewards	no rewards	
Number of key personnel, 31 Dec	0	0	7	
Amounts, 1 Jan				
Shares granted	108,000	80,000	0	188,000
Shares forfeited	0	0	0	0
Shares exercised	0	0	0	0
Shares expired	108,000	0	0	108,000
Total	0	80,000	0	80,000
Changes during the period				
Shares granted **)	0	0	90,000	90,000
Shares forfeited	0	0	12,500	12,500
Shares exercised	0	0	0	0
Shares expired	0	80,000	0	80,000
Amounts, 31 Dec				
Shares granted **)	108,000	80,000	90,000	278,000
Shares forfeited	0	0	12,500	12,500
Shares exercised	0	0	0	0
Shares expired	108,000	80,000	0	188,000
Total	0	0	77,500	77,500

*) The amounts in the table reflect the numbers of shares to be given on the base of share-based payment. M-real has also committed not to pay more than 1.5 times the value of shares in cash (tax-portion).

**) The share price has been reduced by the amount of the dividend to be paid, which will not be received by the persons. The figures exclude Metsä-Botnia's equity-based reward scheme.

Fair value measuring

M-real has used Alexander Corporate Finance Oy as an expert to measure the fair value of the reward. Because the reward will be paid as a combination of shares and cash, the fair value measuring has been split according to IFRS 2 into two parts: the share-settled part recognised in shareholders´equity and the cash-settled part in liabilities.

The fair value of the share-settled part at exercise date was the market price of M-real's B share less any dividend paid before the payment of the reward. Thus, the calculated fair value of the cash-settled part at the end of incentive period 2006 was EUR 3.97 per share, at the end of incentive period 2007 EUR 4.57 and at the end of incentive period 2008 EUR 2.42 per share. Correspondingly, the fair value of the cash-settled part is estimated on every balance sheet date until the end of incentive period, and thus the fair value of the liability will change according to M-real's B share. At the end of the accounting period, the fair value of the cash-settled part was EUR 0.69 per share. In addition, M-real Corporation's share of Metsä-Botnia's costs arising from share-based payment is included in M-real's cash-settled part. So far the criteria set for the M-real's share incentive scheme have not been achieved and thus no costs have been recognised. The only recognised expenses are for Metsä-Botnia's share-based payments, and their effect on the operating result of the accounting period 2008 totalled EUR 0.1 million (0.1).

Parameters used in fair value measuring	Vesting period			
	2006	**2007**	**2008**	**Total**
Granted shares	108,000	80,000	90,000	278,000
Share price at grant date, EUR	4.21	4.81	2.4	
Assumed dividends, EUR	0.24	0.24	0.12	
Share price at end of exercise period*, EUR	3.97	4.57	2.42	
Share price at the end of financial period**, EUR	5.82	2.1	0.69	
Assumed shares to be forfeited				
before allocation	0	0	14	
during binding time	0	0	0	
Exercise assumption of criteria	0	0	0	
Shares exercised during vesting period	0	0	0	
The fair value of reward at 31 Dec. 2007, EUR	0	0	0	0
Expense recognised, EUR	0	0	0	0

* Share price at the end of the exercise period deducted by expected dividend before the reward payment: EUR 0.12 (vesting periods 2006 and 2007) and EUR 0.06 (vesting period 2008).
** Share prices in vesting periods 2006 and 2007 are the prices at the date of the payment. The shares were transferred on 20.3.2007 and 15.4.2008. Share price in vesting period 2008 is the price at the end of the financial period.

32. Related party transactions

M-real's ultimate parent company is Finnish Metsäliitto Cooperative. At 31 December 2008 Metsäliitto owned 38.6 per cent of M-real's shares and 60.5 per cent of the voting rights.

The significant other subsidiaries of Metsäliitto with whom M-real had business activities are as follows:

Metsä Tissue Group
Metsäliitto Sverige Ab
Metsäliitto France

The principal subsidiaries of M-real are listed in the Note 28.

M-real owns 30 per cent (30) and Metsäliitto 23 per cent (23) of the shares in Metsä-Botnia. Metsä-Botnia has been consolidated using line-by-line method proportionate to the M-real's and Metsäliitto's holding.

In January 2007, M-real sold nine per cent of Metsä-Botnia's shares to its parent company, Metsäliitto Cooperative for EUR 240 million, posting a gain of EUR 135 million.

Metsä-Botnia purchases most of the wood used in production from Metsäliitto. The total wood purchases from Metsäliitto were EUR 303 million in 2008 (295). The price used was market price.

Metsä-Botnia sells pulp to Metsä Tissue, M-real's sister company, at market price. Metsä Group Financial Services Oy owned by M-real (51 per cent) and Metsäliitto (49 per cent) is Group's internal bank. The interest rates are market based.

EUR million	Transactions with parent company		Transactions with sister companies	
	2008	2007	2008	2007
Sales	11	13	23	21
Other operating income	2	137	1	1
Purchases	303	295	268	254
Interest income	5	1	2	2
Interest expenses	3	8	1	0
Receivables				
Non-current receivables	0	15	5	5
Current receivables	12	5	37	36
Liabilities				
Non-current liabilities	0	1	0	0
Current liabilities	126	126	29	23

There are no doubtful receivables in the receivables from group companies. And no bad debt was recognised during the period. No security has been given for group liabilities. The compensations paid to management are presented in the Note 6. The parent company has no commitments on behalf of management nor receivables from management. Transactions with associated companies are presented in the Note 13. Joint ventures are presented in the Note 29.

33. Environmental affairs

EUR million	2008	2007
Income statement		
Materials and services	22	26
Employee costs		
Wages and fees	4	4
Other employee costs	1	1
Depreciation	20	18
Other operating expenses	10	16
	57	65
Balance sheet		
Tangible assets		
Acquisition costs, 1 Jan	489	496
Increases	60	17
Decreases	-143	-24
Depreciation	-234	-316
Book value, 31 Dec.	172	173
Provisions		
Environmental obligations	5	5
CO_2 emission allowances continuing operations		
Possession of emission allowances, 1,000 tonnes	1,139	1,445
Emission produced (2007 verified), 1,000 tonnes	1,087	1,129
The sales of emission allowances (EUR million)	3.5	0.1

34. Events after the Balance sheet date

The new management and reporting structure including the Consumer Packaging, Office Papers and Other Papers business areas as well as the Market Pulp and Energy reporting segment was announced on 5 January 2009.

M-real announced on 8 January 2009 beginning of statutory negotiations concerning 1,500 people at mill operations in Finland.

M-real announced on 14 January 2009 of statutory negotiations at the Hallein mill, Austria, concerning 480 people and of plans the discontinuation of paper production by the end of April. At Gohrsmühle, Germany, standard fine paper production will be discontinued during April while the production of uncoated fine paper reels and folio sheets will be expanded. The future options for Hallein pulp mill are under consideration. Also the strategic review related to paper businesses continues.

Standard & Poor's downgraded M-real's B- rating to CCC+. The outlook of the rating remains negative. Downgrade has an annual impact of approximately EUR 2 million on annual financing costs.

On 5 January 2008, M-real launched a new profit improvement programme with an annual target of EUR 80 million. The programme targets at savings in the business areas and streamlining the support functions to reflect the new company structure after the divestment of Graphic Papers. The full annual effect of the programme will be visible from 2011. The majority of the profit improvement measures are expected to be implemented in 2009, and the profit impact is estimated to be EUR 20–25 million in 2009. The related non-recurring costs booked during 2009 are expected to be about EUR 18 million. At the same time, M-real will also implement a separate EUR 60 million programme to boost the 2009 cash flow including e.g. reduction of operating net working capital and cuts in investments.

Shares and shareholders

Share capital and shares at 31 December 2008

The company's paid-in share capital on the balance sheet date was EUR 557,881,540.40 and consisted of 328,165,612 shares. The company has two series of shares. The number of series A shares was 36,339,550 and the number of series B shares 291,826,062. Each share entitles its holder to twenty (20) votes at a General Meeting of Shareholders, and each series B share entitles the holder to one (1) vote. All shares carry the same right to receive a dividend. M-real's A shares can be converted to B shares if shareholder or representative of the nominee registered shares makes a written request of the conversion to the company. The conversion does not include additional consideration.

Stock Exchange listings and share price development

In 2008, the highest price of M-real's B shares on the NASDAQ OMX Helsinki Ltd was EUR 3.28, the lowest EUR 0.67, and the average price EUR 1.59. At year-end, the price of the B share was EUR 0.69. In 2007, the average price was 4.56, and at year-end 3.25. The trading volume of B shares was EUR 1,004 million, or 217 per cent of the share capital. The market value of the A and B shares totalled EUR 232 million at the year-end.

At year-end, Metsäliitto Cooperative owned 38.6 per cent of M-real Corporation's shares, and the voting rights conferred by these shares was 60.5 per cent. International investors' holdings were 25 per cent.

Flaggings

On 9 January, Norges Bank's (Central Bank of Norway) holding in M-real increased to 5.3 per cent of the share capital and 1.7 per cent of the voting rights.

On 2 May, Hermes Focus Asset Management Europe Ltd's holding in M-real decreased to 4.9 per cent of the share capital and 2.3 per cent of the voting rights.

On 29 September, Financier de l'Echiquier SA's holding in M-real increased to 5.1 per cent of the share capital and 1.6 per cent of the voting rights.

Impact of change in control

Many of M-real's financing agreements include a clause under which its loans will mature before their stated maturity if any new party will acquire control of M-real. In addition, shareholders agreements include a provision under which M-real must offer its shares in such companies for sale to the other shareholders in such companies in case of M-real's change of control. According to the shareholders agreement for Oy Metsä-Botnia Ab, the shareholders must offer their shares for sale to the other shareholders in case of their change of control. A possible decrease of the voting rights of Metsäliitto Cooperative in M-real below 50 per cent would not alone, however, obligate M-real to offer its shares in Oy Metsä-Botnia Ab.

Directors' interest

Shareholdings of the Board of Directors and the Corporate Management Team are presented on pages 108-111.

Board of Directors' authority to issue shares

The Board of Directors has authority to increase the share capital through one or more rights issues and/or more issues of convertible bonds such that in the rights issue or issue of convertible bonds, according to Finnish Companies Act, Chapter 10 a total maximum of 58,365,212 M-real Corporation B shares can be subscribed for, and that the company's share capital can be increased by a total maximum of EUR 99,220,860.40

The authorization will confer the right to disapply shareholders' pre-emptive right to subscribe for new share and/or issues of convertible bonds and to decide on the subscription prices and other terms and conditions. Shareholder's pre-emptive subscription rights can be disapplied providing that there is a significant financial reason for the company to do so, such as strengthening of the company's balance sheet, making possible business structuring arrangements or taking other measures for developing the company's business operations.

Dividend policy

M-real's dividend policy is stable and rewarding to shareholders, and aims at paying a dividend of at least 1/3 of the Company's earnings per share on average over the business cycle, nonetheless taking into account the Company's gearing target.

Changes in share capital and numbers of shares 1.1.2000 - 31.12.2008

		Numbers of shares	Share capital EUR million
1999	Share capital, 31 Dec. 1999	138,999,425	233.8
2000	Change in nominal value 5 May 2000, from share premium funds		2.5
	Share capital, 31 Dec. 2000	138,999,425	236.3
2001	Rights issue	35,000,000	59.5
	Rights issue	5,000,000	8.5
	Share capital, 31 Dec. 2001	178,999,425	304.3
2002–2003	No changes		
	Share capital, 31 Dec. 2003	178,999,425	304.3
2004	Rights issue	148,633,415	252.7
	Rights issue	532,772	0.9
	Share capital, 31 Dec. 2004	328,165,612	557.9
2005–2008	No changes		
	Share capital, 31 Dec. 2008	328,165,612	557.9

Biggest shareholders* 31.12.2008

		A share	B share	Total	% of shares	% votes
1	Metsäliitto Cooperative	25,751,535	100,978,057	126,729,592	38.62	60.48
2	Varma Mutual Pension Insurance Company	2,203,544	12,015,451	14,218,995	4.33	5.51
3	Ilmarinen Mutual Pension Insurance Company	3,534,330	3,028,211	6,562,541	2.00	7.24
4	OP Delta Fund	0	6,100,000	6,100,000	1.86	0.60
5	Central Union of Agricultural Producers and Forest Owners	1,704,249	1,437,230	3,141,479	0.96	3.49
6	Sampo Suomi Osake Investment fund	0	2,311,000	2,311,000	0.70	0.23
7	Mutual Insurance Company Pension-Fennia	0	2,200,000	2,200,000	0.67	0.22
8	FIM Fenno Mutual Fund	0	2,030,773	2,030,773	0.62	0.20
9	Pohjola Finland Value	0	2,005,340	2,005,340	0.61	0.20
10	Evli Alexander Management Oy	0	1,983,908	1,983,908	0.60	0.19
11	City of Turku	0	1,762,799	1,762,799	0.54	0.17
12	Inkinen Simo-Pekka Juhani	0	1,410,000	1,410,000	0.43	0.14
13	Sampo Finnish Institutional Equity Fund	0	1,132,000	1,132,000	0.34	0.11
14	Etera Mutual Pension Insurance Company	120,000	858,194	978,194	0.30	0.32
15	Veikko Laine Oy	0	910,000	910,000	0.28	0.09
16	FIM Forte Mutual Fund	0	738,510	738,510	0.23	0.07
17	Mandatum Finland Fund	0	710,000	710,000	0.22	0.07
18	OP-Focus Fund	0	642,152	642,152	0.20	0.06
19	Metsäliiton Toimenhaltijain Eläkesäätiö	16,070	577,900	593,970	0.18	0.09
20	Venhola Jyri	0	550,000	550,000	0.17	0.05

* shareholders in the book entry system

M-real A share

Number of shares	Number of shareholders	%	Total number of shares	%	Number of votes	%
1–100	822	25.6	47,681	0.1	953,620	0.1
101–500	1,334	41.5	389,688	1.1	7,793,760	1.1
501–1 000	522	16.2	432,189	1.2	8,643,780	1.2
1 001–5 000	471	14.6	1,021,797	2.8	20,435,940	2.8
5 001–10 000	35	1.1	248,490	0.7	4,969,800	0.7
10 001–50 000	26	0.8	570,187	1.6	11,403,740	1.6
50 001–100 000	1	0.0	88,090	0.2	1,761,800	0.2
100 001–500 000	2	0.1	347,770	1.0	6,955,400	1.0
500 001–	4	0.1	33,193,658	91.3	663,873,160	91.3
Total	3,217	100	36,339,550	100.0	726,791,000	100.0
of which nominee registered	6		55,323	0.2	1,106,460	0.2
On waiting list, total			0		0	
In joint accounts			0		0	
Total in special accounts			0		0	
Number issued			36,339,550	100	726,791,000	100

M-real B share

Number of shares	Number of shareholders	%	Total number of shares	%	Number of votes	%
1–100	14,292	36.43	623,279	0.21	623,279	0.21
101–500	11,685	29.78	3,035,711	1.04	3,035,711	1.04
501–1 000	4,947	12.61	3,995,870	1.37	3,995,870	1.37
1 001–5 000	6,160	15.70	14,701,173	5.04	14,701,173	5.04
5 001–10 000	1,157	2.95	8,591,861	2.94	8,591,861	2.94
10 001–50 000	833	2.12	16,661,371	5.71	16,661,371	5.71
50 001–100 000	73	0.19	4,999,528	1.71	4,999,528	1.71
100 001–500 000	64	0.16	14,573,232	4.99	14,573,232	4.99
500 001–	24	0.06	224,644,037	76.98	224,644,037	76.98
Total	39,235	100	291,826,062	100	291,826,062	100
of which nominee registered	13		81,624,621	27.97	81,624,621	27.97
On waiting list, total			0		0	
In joint accounts			0		0	
Total in special accounts			0		0	
Number issued			291,826,062	100	291,826,062	100

M-real shareholders
31 December 2008



- Households 16.0%
- Public communities 8.6%
- Financial and insurance institutions 5.3%
- Non-profit-making organisations 2.8%
- Metsäliitto 38.6%
- Other companies 3.5%
- Non-Finnish nationals 25.2%

Share price development
Index


150
120
90
60
30
0
2006
2007
2008
M-real A
M-real B
OMX Helsinki Forest Industry Index

Earnings per share
EUR


0.5
0.0
-0.5
-1.0
-1.5
-2.0
2004
2005
2006
2007
2008

M-real voting rights
31 December 2008



- Households 9.2%
- Public communities 14.2%
- Financial and insurance institutions 2.0%
- Non-profit-making organisations 4.4%
- Metsäliitto 60.5%
- Other companies 1.5%
- Non-Finnish nationals 8.2%

Traded volume 2007–2008


120,000,000
100,000,000
80,000,000
60,000,000
40,000,000
20,000,000
0
1 2 3 4 5 6 7 8 9 10 11 12 1 2 3 4 5 6 7 8 9 10 11 12
2007
2008
A share
B share

Shareholders' equity per share
EUR


8
7
6
5
4
3
2
1
0
2004
2005
2006
2007
2008

Dividend yield
%


3.0
2.5
2.0
1.5
1.0
0.5
0.0
2004
2005
2006
2007
2008

Share performance

		2008	2007	2006	2005	2004
Adjusted prices, EUR						
A share	high	3.40	5.80	5.67	5.00	6.20
	low	0.77	3.00	3.66	3.94	4.22
	at year end	0.83	3.40	4.81	4.24	4.68
	average	1.88	4.42	4.61	4.46	5.80
B share	high	3.28	5.94	5.62	4.93	6.43
	low	0.67	2.96	3.26	3.82	4.18
	at year end	0.69	3.25	4.79	4.22	4.70
	average	1.59	4.56	4.41	4.36	5.59
Trading in shares, units of NASDAQ OMX Helsinki Limited						
A share		1,757,960	3,060,113	1,910,151	1,075,633	633,215
% of total number of A shares		4.8	8.4	5.3	3.0	1.7
B share		634,548,405	511,653,806	522,205,654	265,967,644	181,303,518
% of total number of B shares		217.4	175.3	178.9	91.1	62.1
Number of shares at year end						
A share		36,339,550	36,339,550	36,339,550	36,339,550	36,340,550
B share		291,826,062	291,826,062	291,826,062	291,826,062	291,825,062
Total		328,165,612	328,165,612	328,165,612	328,165,612	328,165,612
Adjusted number of shares at year end		328,165,612	328,165,612	328,165,612	328,165,612	328,165,612
Market capitaliation of shares at year end, EUR million		231.5	1,070.0	1,572.6	1,385.6	1,541.7
Number of shareholders*		40,555	38,067	39,984	43,350	41,629

*shareholders in the book entry system

Figures per share

EUR million	2008	2007	2006	2005	2004
Calculation of earnings per share, 1)					
Profit from continuing operations before tax	-204	-191	-280	-117	-108
– minority interest	-9	1	3	-1	-3
– taxation	34	23	11	-13	-17
+ tax adjustment for extraordinary items					
+ Profit from discontinued operations	-338	-27	-130	50	173
= Earnings	-517	-194	-396	-81	45
– Adjusted number of shares (average)	328,165,612	328,165,612	328,165,612	328,165,612	241,989,429
Earnings per share, EUR					
From continuing operations	-0.55	-0.51	-0.81	-0.40	-0.53
From discontinued operations	-1.03	-0.08	-0.40	0.15	0.72
Earnings per share total, EUR	-1.58	-0.59	-1.21	-0.25	0.19
Shareholders' equity per share, EUR	4.05	4.93	5.62	6.92	7.29
Dividend per share, EUR	0.00,[2]	0.06	0.06	0.12	0.12
Dividend per profit, %	0.0	-10.2	-5.0	-48.0	63.2
Nominal value per share, EUR	-	1.70	1.70	1.70	1.70
Dividend yield, %					
Series A	0.0,[2]	1.8	1.2	2.8	2.6
Series B	0.0,[2]	1.8	1.3	2.8	2.6
Price/earning ratio (P/E ratio)					
Series A	-0.5	-5.8	-4.0	-17.0	24.6
Series B	-0.4	-5.5	-4.0	-16.9	24.7
P/BV , %					
Series A	20.5	60.9	76.8	56.6	64.2
Series B	17.0	58.2	76.5	56.3	64.5

1) Year 2004 does not include the impacts of the Map Merchant and Graphic Papers divestments.

2) Board of Directors proposes that no dividend is paid for 2008.

Ten years in figures

	2008*	2007*	2006*	2005*	2004*	2003	2002	2001	2000	1999
Income statement, EUR million										
Sales	3,236	3,499	3,698	3,342	5,522	6,044	6,564	6,923	5,898	4,044
- change %	-7.5	-5.4	10.7	n/a	-8.6	-7.9	-5.2	14.8	45.9	21.8
Exports from Finland	1,216	1,084	1,068	875	1,696	1,653	1,714	1,743	1,719	1,805
Exports and foreign subsidiaries	3,068	3,274	3,459	3,160	5,182	5,652	6,173	6,438	5,376	3,603
Operating profit	-61	-49	-172	11	28	74	324	389	604	352
- % of sales	-1.9	-1.4	-4.6	0.3	0.5	1.2	4.9	5.6	10.2	8.7
Result from continuing operations before tax [1]	-204	-191	-280	-117	-108	-80	134	154	459	268
- % of sales	-6.3	-5.5	-7.6	-3.5	-2.0	-1.3	2.0	2.2	7.8	6.6
Result for the period from continuing operations [2]	-170	-168	-270	-130	-125	-95	279	337	516	295
- % of sales	-5.3	-4.8	-7.3	-3.9	-2.3	-1.6	4.2	4.9	8.7	7.3
Balance sheet, EUR million										
Balance sheet total	4,505	5,481	6,458	6,580	6,486	7,106	7,410	8,005	7,798	4,608
Shareholders` equity	1,329	1,830	2,055	2,459	2,393	2,245	2,461	2,341	1,953	1,711
Minority interest	58	52	63	45	37	19	75	60	52	56
Interest-bearing net liabilities	1,254	1,867	2,403	2,205	2,183	3,109	3,019	3,482	3,693	1,471
Dividends and figures per share										
Dividends, EUR million	0[3]	19.7	19.7	39.4	39.4	53.7	107.4	107.4	83.4	63.1
Dividend per share, EUR	0[3]	0.06	0.06	0.12	0.12	0.25	0.51	0.51	0.51	0.38
Dividend/profit, %	0[3]	-10.2	-5.0	-48.0	63.2	-58.8	166.7	109.1	27.3	34.0
Earnings per share, EUR	-1.58	-0.59	-1.21	-0.25	0.19	-0.43	0.30	0.46	1.85	1.13
Shareholders' equity per share, EUR	4.05	5.58	6.26	7.49	7.29	10.56	11.57	11.01[4]	11.83[4]	10.34[4]
Profitability										
Return on capital employed, total %	-1.3	-0.8	-5.5	0.9	0.9	1.6	5.8	6.9	13.5	10.5
Return on equity, %	-10.4	-8.5	-14.8	-4.0	-5.7	-3.8	3.0	4.7[4]	15.5[4]	10.6[4]
Financial position										
Equity ratio, %	30.8	34.4	32.8	38.1	37.5	31.9	34.2	30.0[4]	25.7[4]	38.4[4]
Gearing ratio, %	152	124	132	101	103	151	133	162[4]	204[4]	106[4]
Net gearing ratio, %	90	99	113	88	89	137	119	145[4]	184[4]	83[4]
Net cash flow arising from operating Activities, EUR million	-97	127	223	136	217	417	521	608	692	440
Internal financing on capital expenditure, %	-76	50	53	31	89	105	168	82	32	112
Net interest expenses, EUR million	156	148	109	81	130	166.9	142.3	194.3	131.7	73.8
Interest cover	0.4	1.9	3.0	2.7	2.7	3.5	4.7	4.1	6.3	7.0
Other information										
Gross capital expenditure, EUR million	128	259	428	452	245	397	310	740	2,150	394
- % of sales [5]	3.2	5.9	9.9	11.9	4.4	6.6	4.7	10.7	36.5	9.7
R&D expenditure, EUR million [6]	10	14	18	22	28	27	26	27	25	17
- % of sales [5]	0.3	0.4	0.5	0.6	0.5	0.4	0.4	0.4	0.4	0.4
Personnel, average	6,849	8,267	9,849	10,429	16,532	20,372	21,070	22,237	17,351	15,572
- of whom in Finland [6]	2,437	2,824	3,344	3,423	5,263	6,178	6,328	6,406	6,584	6,966

* The years 2004–2008 figures are calculated according to International Financial Reporting Standards (IFRS) and 1999–2003 according to Finnish Accounting Standards (FAS), but 1999–2004 does not include the impacts of the Map Merchant and Graphic Papers divestments.

1) The 1999–2003 figures profit before extraordinary items

2) The 1999–2003 figures profit before taxes and minority interest

3) Board of Directors proposes that no dividend is paid for 2008.

4) The convertible subordinated capital notes are included in liabilities

5) The key ratio for 2005–2008 has been calculated for continuing operations only.

6) From continuing operations for 2005–2008

Calculation of key ratios is presented on page 89.

Calculation of key ratios

Key ratio		Numerator	Denominator
Return on equity (%)	=	Profit from continuing operations before tax[1] - direct taxes	Shareholders' equity (average)
Return on capital employed (%)	=	Profit from continuing operations before tax[1] + interest expenses, net exchange gains/losses and other financial expenses	Total equity + interest-bearing liabilities (average)
Equity ratio (%)	=	Shareholders' equity	Total assets - advance payments received
Gearing ratio (%)	=	Interest-bearing borrowings	Shareholders' equity
Net gearing ratio (%)	=	Interest-bearing borrowings - liquid funds - interest-bearing receivables	Shareholders' equity
Earnings per share	=	Profit attributable to shareholders of parent company[2]	Adjusted number of shares (average)
Shareholders' equity per share	=	Equity attributable to shareholders of parent company	Adjusted number of shares at 31 December
Dividend per share	=	Dividends	Adjusted number of shares at 31 December
Dividend per profit (%)	=	Dividend per share	Earnings per share
Dividend yield (%))	=	Dividend per share	Share price at 31 December
Price/earnings ratio (P/E ratio) (%)	=	Adjusted share price at 31 December	Earnings per share
P/BV (%)	=	Adjusted share price at 31 December	Shareholders' equity per share
Adjusted average share price	=	Total traded volume per share (EUR)	Average adjusted number of shares traded during the financial year
Market capitalization	=	Number of shares x market price at 31 December	
Internal financing of capital expenditure (%)	=	Net cash flow arising from operating activities[3]	Gross capital expenditure
Interest cover	=	Net cash flow arising from operating activities[3] + net interest expenses	Net interest expenses
Net cash flow arising from operating activities[3]	=	Net cash flow arising from operating activities in the cash flow statement	

[1] In 1999–2003 profit before extraordinary items
[2] In 1999–2003 profit before extraordinary items - direct tax - minority interests
[3] In 1999–2003 funds from operations in the cash flow statement

Parent company accounts

(Finnish accounting standards, FAS)

Income statement

EUR million	Note	1.1.–31.12.2008	1.1.–31.12.2007
Sales	(1)	1,569	1,642
Change in stocks of finished goods and in work		-21	-2
Other operating income	(2)	246	265
Materials and services			
Materials and services			
Purchases during the financial period		-983	-990
Change in inventories		4	
External services		-125	-124
		-1,104	-1,114
Employee costs	(3)		
Wages and salaries		-96	-105
Social security expenses			
Pension expenses		-26	-29
Other social security expenses		-53	-64
		-175	-198
Depreciation, amortisation and impairment charges	(4)		
Depreciation according to plan		-112	-164
Impairment charges		0	4
		-112	-160
Other operating expenses		-418	-515
Operating result		-15	-82
Financial income and expenses	(5, 6)		
Interest income from non-current investments			
Income from Group companies		53	99
Income from associated companies		11	14
Other interest and similar income			
Other interest and similar income		45	48
Net exchange gains/losses		43	31
Write-downs on non-current investments		-601	-134
Other interest and similar expenses		-155	-166
		-604	-108
Loss before extraordinary items		-619	-190
Extraordinary income and expenses	(7)		
Extraordinary income		8	16
		8	16
Loss before appropriations and taxes		-611	-174
Appropriations			
Change in depreciation differences		81	126
Income taxes	(8)	-5	-1
Loss for the financial period		-535	-49

Parent company Balance sheet

EUR million	Note	31.12.2008	31.12.2007
ASSETS			
Non-current assets			
Intangible assets	(9)		
Intangible rights		26	21
Advance payment		6	7
		32	28
Tangible assets	(10)		
Land and water areas		12	16
Buildings		144	227
Machinery and equipment		417	687
Other tangible assets		4	6
Advance payment and construction in progress		3	28
		580	964
Investments	(11)		
Shares in Group companies		590	1,054
Receivables from Group companies		119	264
Shares in associated companies		255	309
Receivables from associated companies			2
Other shares and holdings		60	34
Other receivables		220	
		1,244	1,663
		1,856	2,655
Current assets			
Inventories			
Raw materials and consumables		35	51
Work in progress		2	1
Finished goods and goods for resale		74	126
Advance payment		11	9
		122	187
Receivables	(12, 13, 14, 15)		
Current			
Accounts receivables		136	251
Receivables from Group companies		599	841
Receivables from associated companies		11	11
Other receivables		22	25
Prepayment and accrued income		43	80
		811	1,208
Cash and cash equivalents		399	
Total assets		3,188	4,050

EUR million	Note	31.12.2008	31.12.2007
EQUITY AND LIABILITIES			
Shareholders'equity	(16)		
Share capital		558	558
Share premium account		664	664
Revaluation reserve		82	82
Retained earnings		230	299
Loss for the financial period		-535	-49
		999	1,554
Appropriations			
Accumulated depreciation difference		250	331
Provisions	(17)		
Provisions for pensions		13	16
Other provisions		56	5
		69	21
Liabilities			
Non-current	(18, 19, 20)		
Bond loans		1,165	1,396
Loans from financial institutions		129	185
Pension loans		33	49
Other liabilities		5	8
		1,332	1,638
Current	(18, 19, 21, 22)		
Bond loans		240	208
Loans from financial institutions		37	36
Pension loans		20	18
Advance payments		2	2
Accounts payable		51	81
Payables to Group companies		106	44
Payables to associated companies		1	2
Other liabilities		13	20
Accruals and deferred income		68	95
		538	506
		1,870	2,144
Total equity and liabilities		3,188	4,050

Parent company Cash flow statement

EUR million	2008	2007
Cash flow from Operating activities		
Operating result	-16	-82
Adjustments to operating result a)	35	183
Change in net working capital b)	143	-19
Interest	-104	-101
Dividends received	65	113
Other financial items	75	21
Taxes		
Net cash flow from operations	**198**	**115**
Investments		
Puchase of shares	-125	-36
Purchase of other fixed assets	-50	-67
Sale of shares	80	315
Sale of other fixed assets	150	11
Increase in other non-current investments		
Decrease in other non-current investments	147	83
Total cash used in investments	**202**	**306**
Cash flow before financing	**400**	**421**
Financing		
Increase in non-current liabilities	4	0
Decrease in non-current liabilities	-266	-122
Increase (-) or decrease (+) in interest-bearing non-current receivables	257	-220
Increase (-) or decrease (+) in interest-bearing current receivables	16	-124
Dividends paid	-20	-20
Group contribution	8	15
Total financing	**-1**	**-471**
Change in liquid funds	399	-50
Liquid funds at 1 Jan.	0	50
Liquid funds at 31 Dec.	**399**	**0**
a) Adjustments to operating result		
Depreciation	112	160
Gains (+) or losses (-) on sale of fixed assets	-125	24
Change in provisions	48	-1
Write-downs on non-current investments		
Total	35	183
b) Change in net working capital		
Increase (-) or decrease (+) in stocks	65	5
Increase (-) or decrease (+) in non-interest bearing receivables	102	-36
Increase (+) or decrease (-) in non-interest bearing bearing current liabilities	-24	12
Total	143	-19

Parent Company Accounting policies

M-real Corporation's financial statements have been prepared in accordance with Finnish accounting standards (FAS).

Sales

Sales are calculated after deduction of indirect sales taxes, trade discounts and other items adjusting sales.

Exchange rate differences

Foreign exchange gains and losses have been booked to net exchange gains/losses under financial income and expense. Open and actual foreign exchange differences hedging sales are recorded immediately to financial income and expenses in the income statement.

Transactions in foreign currency

Transactions in foreign currency have been booked at the exchange rate on the day of the transaction.

At the balance sheet date, receivables and liabilities denominated in foreign currency have been translated into euros at the exchange rate quoted by the European Central Bank at the balance sheet date.

Pensions and pension funding

Statutory pension security is handled by pension insurance companies outside the Group. In addition to statutory pension security, some salaried employees have supplementary pension arrangements which are either insured, arranged through the Metsäliitto Employees' Pension Foundation or are an unfunded liability of the company. The Metsäliitto Employees' Pension Foundation is fully funded based on the current value of its assets.

Pension insurance premiums have been periodized to correspond to the accrual-based wages and salaries given in the financial statements.

Research and development expenditure

Research and development expenditure is recorded as an expense in the relevant financial period.

Inventories

Inventories are measured at the lower of cost or net realizable value. In measuring inventories, the FIFO principle is observed or, alternatively, the weighted average price method.

Property, plant and equipment and depreciation

The carrying values of property, plant and equipment are based on original acquisition costs less depreciation according to plan and impairment losses.

Straight-line depreciation according to plan is based on the estimated useful life of the asset as follows:

Buildings and constructions	20–40 years
Heavy power plant machinery	20–40 years
Other heavy machinery	20 years
Lightweight machinery and equipment	5–15 years
Other items	5–10 years

Depreciation is not recorded on the purchase cost of land and water areas.

Leasing

Lease payments are treated as rental expenses.

Environmental expenditure

Environmental expenditure comprises the specifiable expenses of environmental protection measures aiming primarily at combating, remedying or alleviating environmental damage.

Extraordinary income and expenses

Substantial income and expenses arising on transactions of an abnormal nature, such as the divestment of businesses, are presented in the income statement as extraordinary items. The tax effect of extraordinary items is presented in the notes to the financial statements.

Appropriations

Finnish tax legislation offers the possibility to deduct expenses prematurely from the profit for the financial year and to transfer them to the balance sheet as provisions. The items are taken into account in tax filings only if they have been entered in the accounts. These items are presented in the appropriations in the income statement. Among such items are depreciation on property, plant and equipment in excess of plan, which is stated as a depreciation difference in the balance sheet and as a change in the depreciation difference in the income statement.

Provisions

Future costs and losses to which the Group is committed and which are likely to be realized are included in the income statement under the appropriate expense heading and in the balance sheet under provisions for future costs whenever the precise amount and the time of occurrence are not known and in other cases they are included in accrued liabilities. These can be, for example, the pension liability or costs of discontinued operations and restructuring costs.

Notes to the parent company financial statements

1. Sales

Owing to the Group structure, the sales of the parent company has not been broken down by segments and market.

EUR million	2008	2007
2. Other operating income		
Rental income	2	2
Gains on disposal of fixed assets	153	193
Service revenue	50	59
Government grants	12	2
Other allowances and subsidies	1	2
Other	28	7
	246	265
3. Employee costs		
Wages and salaries for working hours	96	105
Pension expenses	26	29
Other social security expenses	53	64
	175	198
Salaries and emoluments paid to management		
Managing director and their alternates		
Members of the Board and deputies	1	1
	1	1
4. Depreciation according to plan and impairment charges		
Depreciation according to plan		
Intangible rights	13	12
Goodwill		1
Other capitalized expenditure	1	1
Buildings and constructions	14	26
Machinery and equipment	82	123
Other tangible assets	2	1
Total depreciation according to plan	112	164
Impairment charges		
Machinery and equipment		-4
Depreciation difference	-88	-126
Total depreciation	24	34
5. Financial income and expenses		
Dividend income	64	114
Interest income from non-current investments	32	33
Other interest income	13	15
Write-downs on non-current investments	-601	-134
Interest expenses	-148	-145
Other financial expenses	-7	-22
	-647	-139
Net exchange differences	43	31
Financial income and expenses, total	-604	-108

EUR million	2008	2007
6. Exchange differences in Income statement		
Exchange differences on sales	-6	-7
Exchange differences on financing	49	38
Exchange differences, total	43	31
7. Extraordinary income and expenses		
Extraordinary income		
Group contribution received	8	16
Total	8	16
8. Income taxes		
Income taxes for the financial period	-5	-1
Income taxes for previous periods		
	-5	-1
Income taxes on ordinary operations	-3	3
Income taxes on extraordinary items	-2	-4
	-5	-1
9. Intangible assets		
Intangible rights		
Acquisition costs, 1 Jan	107	109
Increases	15	2
Transfers between items	7	
Decreases	-18	-4
Acquisition costs, 31 Dec	111	107
Accumulated depreciation, 1 Jan	-86	-75
Accumulated depreciation on deduction and transfers	14	
Depreciation for the period	-13	-11
Accumulated depreciation, 31 dec	-85	-86
Book value, 31 Dec	26	21
Goodwill		
Acquisition costs, 1 Jan	20	20
Increases		
Acquisition costs, 31 Dec	20	20
Accumulated depreciation, 1 Jan	-20	-19
Depreciation for the period		-1
Accumulated depreciation, 31 dec	-20	-20
Book value, 31 Dec		

EUR million	2008	2007
Other capitalized expenditure		
Acquisition costs, 1 Jan	40	41
Increases		
Decreases	-25	-1
Acquisition costs, 31 Dec	15	40
Accumulated depreciation, 1 Jan	-33	-32
Accumulated depreciation on deduction and transfers	25	
Depreciation for the period	-1	-1
Accumulated depreciation, 31 dec	-9	-33
Book value, 31 Dec	6	7
10. Tangible assets		
Land and water areas		
Acquisition costs, 1 Jan	16	14
Increases		2
Decreases	-4	
Accumulated depreciation, 31 Dec	12	16
Book value, 31 Dec	12	16
Buildings		
Acquisition costs, 1 Jan	394	393
Increases	2	2
Transfers between items	1	
Decreases	-136	-1
Acquisition costs, 31 Dec	261	394
Accumulated depreciation, 1 Jan	-167	-142
Accumulated depreciation on deduction and transfers	63	1
Depreciation for the period	-13	-26
Accumulated depreciation, 31 Dec	-117	-167
Book value, 31 Dec	144	227
Machinery and equipment		
Acquisition costs, 1 Jan	1,804	1,755
Increases	30	39
Transfers between items	17	15
Decreases	-661	-5
Acquisition costs, 31 Dec	1,190	1,804
Accumulated depreciation, 1 Jan	-1,117	-1,002
Accumulated depreciation on deduction and transfers	426	4
Depreciation for the period	-82	-119
Accumulated depreciation, 31 Dec	-773	-1,117
Book value, 31 Dec	417	687
Production machinery and equipment, 31 Dec	370	663

EUR million	2008	2007
Other tangible assets		
Acquisition costs, 1 Jan	14	14
Increases		
Decreases	-5	
Acquisition costs, 31 Dec	9	14
Accumulated depreciation, 1 Jan	-8	-7
Accumulated depreciation on deduction and transfers	5	
Depreciation for the period	-2	-1
Accumulated depreciation, 31 dec	-5	-8
Book value, 31 Dec	4	6
Construction in progress		
Acquisition costs, 1 Jan	28	22
Increases	3	22
Transfers between items	-25	-16
Decreases	-3	
Acquisition costs, 31 Dec	3	28
Book value, 31 Dec	3	28

The undepreciated portion of capitalized interest expenses under the balance sheet item "Buildings and constructions" at 31 Dec. 2008 was EUR 0,0 million (2007: EUR 0.0 million) and under the balance sheet item "Machinery and equipment" it was EUR 2,4 million (2007: EUR 2,8 million) There were no capitalized interest expenses during the 2008 financial year (2007 EUR 0,0 million).

EUR million	2008	2007
11. Investments		
Shares in Group companies		
Acquisition costs, 1 Jan	1,054	1,440
Increases	125	38
Decreases		-290
Write-down	-589	-134
Acquisition costs, 31 Dec	590	1,054
Revaluations, 1 Jan		
Decreases		
Book value, 31 Dec	590	1,054
Shares in associated companies		
Acquisition costs, 1 Jan	309	362
Write-down	-54	
Decreases		-53
Acquisition costs, 31 Dec	255	309
Book value, 31 Dec	255	309
Other shares and holdings		
Acquisition costs, 1 Jan	34	34
Increases	32	
Decreases	-6	
Acquisition costs, 31 Dec	60	34
Book value, 31 Dec	60	34

EUR million	2008	2007
Receivables from goup companies		
Acquisition costs, 1 Jan	264	338
Decreases	-145	-74
Acquisition costs, 31 Dec	119	264
Book value, 31 Dec	119	264
Receivables from associated companies		
Acquisition costs, 1 Jan	2	10
Decreases	-2	-8
Acquisition costs, 31 Dec		2
Book value, 31 Dec		2
Other receivables		
Acquisition costs, 1 Jan		
Increases	220	
Acquisition costs, 31 Dec	220	
Book value, 31 Dec	220	
Investment, total		
Acquisition costs, 1 Jan	1,663	2,184
Increases	377	38
Decreases	-153	-425
Write-down	-643	-134
Acquisition costs, 31 Dec	1,244	1,663
Book value, 31 Dec	1,244	1,663

12. Loan receivables from management

There are no loan receivables from the managing directors, members of the Board of Directors and their deputies as well as persons belonging to similar bodies.

EUR million	2008	2007
13. Current receivables		
Receivables from Group companies		
Accounts receivables	7	23
Loan receivables	409	366
Other receivables	122	430
Prepayment and accrued income	61	22
Receivables from associated companies		
Accounts receivables	2	
Loan receivables	9	9
Accrued income		2
Other receivables		
Accounts receivables	136	251
Loan receivables		
Other receivables	22	25
Prepayment and accrued income	43	80
	811	1,208
14. Prepayment and accrued income		
Taxes	37	43
Discounts		1
Others	6	36
	43	80
15. Interest-bearing receivables		
Loan receivables and other non-current assets	339	264
Liquid funds and other current assets	917	776
	1,256	1,040
16. Shareholders´equity		
Share capital, 1 Jan		
Series A shares	62	62
Series B shares	496	496
Share capital, 31 Dec	558	558
Share premium account, 1 Jan/31 Dec	664	664
Revaluation reserve, 1 Jan/31 Dec	82	82
Restricted equity, total	1,304	1,304
Retained earnings, 1 Jan	250	320
Dividends paid	-20	-20
Loss for the period	-535	-49
Retained earnings, 31 Dec	-305	250
Unrestricted equity, total	-305	250
SHAREHOLDERS´ EQUITY, TOTAL	999	1,554

EUR million	1.1.	Increase	Decrease	31.12.
17. Provisions				
Provisions for pension	4		-1	3
Provisions for unemployment pension costs	12	2	-4	10
Restucturing		51		51
Provision for rental costs	2			2
Other provisions	3	2	-2	3
	21	55	-7	69

EUR million	2008	2007
18. Liabilities		
Non-current		
Non-interest-bearing	5	8
Interest-bearing	1,327	1,630
	1,332	1,638
Current		
Non-interest-bearing	226	244
Interest-bearing	312	262
	538	506

Bonds	Interest-%	EUR million	
2000–2008	5.64		18
2002–2009	8.89	100	96
2002–2012	9.20	102	101
2002–2014	9.40	115	113
2003–2008	6.96		99
2003–2008	6.58		20
2004–2008	6.96		50
2004–2009	5.37	30	30
2004–2009	5.91	40	40
2004–2011	5.54	30	30
2004–2011	6.30	10	10
2004–2011	6.52	12	12
2005–2008	7.37		3
2005–2008	5.60		17
2006–2009	7.69	70	70
2006–2010	7.70	400	400
2006–2013	8.75	496	495
Total		1,405	1,604

EUR million	2008
19. Non-current debts with amortization plan	
Bonds	
2009	240
2010	400
2011	52
2012	102
2013	500
2014	111
Total, at the end of the financial period	1,405
Loans from financial institutions	
2009	37
2010	33
2011	33
2012	33
2013	29
2014	
Total, at the end of the financial period	165
Pension loans	
2009	20
2010	33
2011	1
2012	
2013	
2014	
Total, at the end of the financial period	54
Total	
2009	297
2010	466
2011	86
2012	135
2013	529
2014	111
Total, at the end of the financial period	1,624

EUR million	2008	2007
20. Non-current liabilities		
Other liabilities		
Bonds	1,165	1,396
Loans from financial institutions	129	185
Pension loans	33	49
Other liabilities	5	8
	1,332	1,638
21. Current liabilities		
Liabilities from Group companies	106	44
Liabilities from associated companies	1	2
Other liabilities		
Bonds	240	208
Loans from financial institutions	37	36
Pension loans	20	18
Advance payment	2	2
Accounts payable	51	81
Other liabilities	13	20
Accruals and deferred income	68	95
	538	506
22. Accruals and deferred income		
Current		
Insurance	4	6
Personnel expenses	14	27
Income tax		
Interests	16	18
Accruals of purchases	8	19
Freight costs	1	2
Discounts	18	25
Others	7	-2
	68	95

EUR million	2008	2007
23. Contingent liabilities		
For own liabilities		
Liabilities secured by pledges		
Loans from financial institutions		
Other laibilities		
Pledges granted		
Liabilities secured by mortgages		
Loans from financial institutions	27	27
Other liabilities		
Real estate mortgages	27	27
Liabilities secured by mortgages on movable property		
Loans from financial institutions		
Other liabilities		
Mortgages on movable property		
On behalf of Group companies		
Pledges		
Real estate mortgages	4	4
Guarantees	1,557	1,704
On behalf of others		
Pledges		
Guarantees	1	1
Other liabilities		
As security for own commitments		
As security for other commitments		
Leasing commitments		
Payments due in the following year	1	11
Payments due in subsequent years	3	45
Total		
Real estate mortgages	31	31
Mortgages on movable property		
Pledges		
Guarantees	1,558	1,705
Leasing liabilities	4	56
	1,593	1,792

EUR million	2008	2007
24. Environmental items		
Income statement		
Materials and consumables	8	6
Employees costs		
Wages and salaries	1	1
Social security costs		
Depreciation	5	5
Other operating charges		4
	14	16
Balance sheet		
Intangible and tangible assets		
Acquisition costs, 1 Jan.	77	73
Increases	6	4
Decreases	-13	
Depreciation	-26	-30
Book value, 31 Dec.	44	47
Provisions		
Other provisions	3	3

The Board's proposal for the distribution of profits

The distributable funds of the parent company are EUR -303,901,093.04 of which the result for the period is EUR -535,312,028.39. The Board of Directors proposes to the Annual General Meeting that no dividend to be paid and the result for the period to be transferred to the Retained earnings account.

No material changes have been taken place in respect of the company's financial position after the balance sheet date. The liquidity of the company is good.

Espoo, 5 February 2009

Kari Jordan

Martti Asunta

Heikki Asunmaa

Erkki Karmila

Runar Lillandt

Juha Niemelä

Antti Tanskanen

Mikko Helander
CEO

Auditor's report

To the Annual General Meeting of M-real Corporation
We have audited the accounting records, the financial statements, the report of the Board of Directors and the administration of M-real Corporation for the year ended on 31 December, 2008. The financial statements comprise the consolidated balance sheet, income statement, cash flow statement, statement of changes in equity and notes to the consolidated financial statements, as well as the parent company's balance sheet, income statement, cash flow statement and notes to the financial statements.

Responsibility of the Board of Directors and the CEO
The Board of Directors and the CEO are responsible for the preparation of the financial statements and the report of the Board of Directors and for the fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as adopted by the EU, as well as for the fair presentation of the parent company's financial statements and the report of the Board of Directors in accordance with laws and regulations governing the preparation of the financial statements and the report of the Board of Directors in Finland. The Board of Directors is responsible for the appropriate arrangement of the control of the company's accounts and finances, and the CEO shall see to it that the accounts of the company are in compliance with the law and that its financial affairs have been arranged in a reliable manner.

Auditor's Responsibility
Our responsibility is to perform an audit in accordance with good auditing practice in Finland, and to express an opinion on the parent company's financial statements, on the consolidated financial statements and on the report of the Board of Directors based on our audit. Good auditing practice requires that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements and the report of the Board of Directors are free from material misstatement and whether the members of the Board of Directors of the parent company and the CEO have complied with the Limited Liability Companies Act.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements and the report of the Board of Directors. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements and the report of the Board of Directors.

The audit was performed in accordance with good auditing practice in Finland. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion on the Consolidated Financial Statements
In our opinion, the consolidated financial statements give a true and fair view of the financial position, financial performance, and cash flows of the group in accordance with International Financial Reporting Standards (IFRS) as adopted by the EU.

Opinion on the Company's Financial Statements and the Report of the Board of Directors
In our opinion, the financial statements and the report of the Board of Directors give a true and fair view of both the consolidated and the parent company's financial performance and financial position in accordance with the laws and regulations governing the preparation of the financial statements and the report of the Board of Directors in Finland. The information in the report of the Board of Directors is consistent with the information in the financial statements.

We recommend that the financial statements should be adopted. The proposal by the Board of Directors regarding the consideration of the annual result and the payment of dividend is in compliance with the Limited Liability Companies Act. We recommend that the members of the Board of Directors and the CEO should be discharged from liability for the financial period audited by us.

Espoo, 24 February 2009

PricewaterhouseCoopers Oy
Authorised Public Accountants

Johan Kronberg
Authorised Public Accountant

Corporate Governance

General

M-real Corporation (M-real or company) is a Finnish public limited company, the A and B series shares of which are subject to public trading on the Mid Cap list of NASDAQ OMX Helsinki Ltd. M-real's operations are governed by Finnish laws and the regulations and rules set out pursuant to such laws. M-real also follows NASDAQ OMX Helsinki Ltd's rules and recommendations as applicable to listed companies, and the Finnish Corporate Governance Code (www.cgfinland.fi).

M-real prepares its financial statements and interim reports according to the International Financial Reporting Standards (IFRS). The financial statement documents are published in Finnish and English.

M-real's headquarter is located in Espoo, Finland. The company's domicile is Helsinki.

Governance and steering system

The company's statutory bodies include the General Meeting of Shareholders, the Board of Directors, the CEO and the Deputy to the CEO. A Corporate Management Team assists the CEO in the operative management of the company. The tasks and responsibilities of the different bodies are specified according to the Finnish Companies Act.

Corporate Governance in M-real



SHAREHOLDERS' MEETING
BOARD OF DIRECTORS
AUDITORS
Internal Auditing
External Auditing
BOARD COMMITTEES
Financial and Audit Committee
Compensation Committee
Nomination Committee
CEO
DEPUTY TO CEO
MANAGEMENT TEAM
INSIDER GUIDELINES

In M-real's existing organisation, a business area has been specified so that each business area is responsible for both their own sales and production, and thus have a clear profit responsibility. M-real's business areas include Consumer Packaging, Office Papers and Other Papers. The financial reporting structure also includes the Market Pulp and Energy segment.

General Meeting

The General Meeting of Shareholders is the company's highest decision-making body where shareholders use their decision-making power. Every shareholder is entitled to participate in the General Meeting by following the procedure described in the notice to the General Meeting. According to the Finnish Companies Act, the General Meeting decides on the following, among others:

- amending the Articles of Association
- approving the financial statements
- profit distribution
- mergers and demergers
- acquisition and transfer of own shares
- appointing the members of the Board and specifying their compensation and the compensation of Board committee members
- appointing the auditor and specifying its compensation.

Shareholders are entitled to bring a matter belonging to the General Meeting to be addressed by the General Meeting when the shareholder delivers a written demand to this effect so well in advance that the matter can be included in the notice to the meeting. The shareholder has a right to present questions on the matters on the agenda of the General Meeting.

A shareholder is entitled to participate in the General Meeting when he/she is included in the register of shareholders ten (10) days before the General Meeting.

An Annual General Meeting takes place each year in June at the latest. An Extraordinary General Meeting will convene if the Board finds it necessary, or if the auditor or shareholders representing at least 10 per cent of all shares deliver a written demand to this effect in order to process a specified matter.

Board of Directors

According to the Articles of Association, a minimum of five and a maximum of ten members shall be appointed to the Board of Directors by the Annual General Meeting for a one-year period at a time. Currently, the Board has eight members. The Board appoints a Chairman and a Vice Chairman among its members. The members of the Board and their personal information have been presented on pages 108–109.

The Board is responsible for the company's administration and arranging the company's operations properly according to applicable laws, the Articles of Association and corporate governance. Taking into account the scope and quality of the company's operations, the Board takes care of matters which are far-reaching and unusual, and do not belong to the company's daily business operations. The Board supervises M-real's operations and management and decides on the corporate strategy, major investments, the company's organisation structure and significant financing matters. The Board supervises the proper arrangement of the company's operations. Furthermore, it shall ensure that accounting and asset management control, financial reporting and risk management have been arranged in a proper manner.

For its operations, the Board of M-real has a written working order. In line with such the Board, among others:

- appoints the CEO and accepts the appointment of Corporate Management Team members and ensures that the CEO takes care of the company's day-to-day administration according to the regulations and guidelines given by the Board
- appoints members to the Audit, Nomination and Compensation Committees and accepts their working orders
- processes and accepts the corporate strategy and its main policies
- accepts the annual game plan
- monitors how company accounting, asset management and risk control are arranged
- decides on significant investments, business acquisitions, divestments and closures of operations
- decides on considerable investments and financing arrangements
- decides on the surrender and pledging of the company's significant real property
- decides on the granting of donations, or on the CEO's authority concerning them
- grants and cancels the right to represent the company, and the authority to sign on behalf of the company
- monitors that the company's Articles of Association are complied with; convenes the General Meeting and monitors that the decisions made by the General Meeting are implemented
- signs and presents the annual financial statements to the Annual General Meeting for approval, and prepares a proposal for the use of profits
- accepts the essential policies, regulations and guidelines governing the business operations
- decides on who are permanent insiders in the company, and accepts the company's insider rules
- announces all such information which is likely to have an impact on the company's share value, or which otherwise has to be made public according to the Finnish Securities Markets Act.

The working order of the Board of Directors is presented in full at the M-real website (www.m-real.com/Investor Relations/Corporate Governance).

On an annual basis, the Board of Directors assesses its own operations and the company's administration principles and decides on necessary changes (if any). To assess the independence and impartiality of the members of the Board of Directors, the members shall notify the company of anything that may have an impact on the member's ability to act without conflicts of interest.

The Board of Directors convenes on a regular basis. In the financial year 2008, the Board of Directors held a total of 20 meetings, six of which were phone meetings. The attendance rate of the members was on average 97 per cent.

Board committees

Board committees provide assistance to the Board of Directors, preparing matters belonging to it; the committees are appointed by the Board of Directors among its members, and include the following: Audit Committee, Nomination Committee and Compensation Committee. Every year after the Annual General Meeting, the Board of Directors appoints each committee's chairman and members. The Board of Directors and its committees can also obtain assistance from external advisors.

On the basis of proposals by the committees, the final decisions concerning matters related to the tasks of the committees are made by the company's Board of Directors, excluding proposals made directly by the Nomination Committee to the General Meeting.

Audit Committee

The Audit Committee is responsible for assisting the Board of Directors in ensuring that the company's financial reporting, calculation methods, annual financial statements and other financial information made public by the company are correct, balanced, transparent and clear. On a regular basis, the Audit Committee reviews the internal control and management systems and monitors the progress of financial risk reporting and the auditing of the accounts. The Audit Committee assesses the efficiency and scope of internal auditing, the company's risk management, key risk areas and how applicable laws and regulations are complied with. The committee gives a recommendation concerning the appointment of auditors to the company. The Audit Committee also processes the annual plan for internal auditing, and the reports prepared on significant audits.

The Audit Committee consists of three Board members who are independent of the company and its significant shareholders. Since the Annual General Meeting of 2008, Erkki Karmila has been chairman of the Audit Committee, with Kai Korhonen and Antti Tanskanen as members. The committee members must have adequate expertise in accounting and financial statement policies. The Audit Committee convenes on a regular basis at least four times a year. In connection with the meetings, the committee gives a hearing to the company's auditor. The committee chairman provides the Board with a report on every meeting of the Audit Committee. The tasks and responsibility areas have been specified in the committee's working order which the Board has approved. The working order of the Audit Committee is presented in full at the M-real website (www.m-real.com/Investor Relations/Corporate Governance).

When necessary, also the following have been represented in the Audit Committee meetings: the auditor, Chief Executive Officer and Chief Financial Officer as well as other management representatives and external advisors. In 2008, the Audit Committee convened five times, and the committee members participated in every meeting.

Nomination Committee

The task of the Nomination Committee is to provide the General Meeting with a proposal of the Board composition and the compensation of Board members. In addition to this, the committee prepares a proposal for the Board committee composition. The committee consists of three Board members and it convenes at least once a year. The committee chairman presents the committee's proposals to the Board. The tasks and responsibilities of the Nomination Committee have been specified in the committee's working order which the Board has accepted. The working order of the committee is presented in full at the M-real website (www.m-real.com/Investor Relations/ Corporate Governance).

Since the Annual General Meeting of 2008, Martti Asunta has been chairman of the Nomination Committee, with Runar Lillandt and Antti Tanskanen as members.

In 2008, the Nomination Committee convened once, and the committee members participated in the meeting.

Compensation Committee

The Compensation Committee recommends, prepares and proposes to the Board the CEO's nomination, salary and compensations, and further evaluates and provides the Board and the CEO with recommendations concerning management rewards and compensation systems. The committee consists of three Board members. It convenes on a regular basis at least once a year. The committee chairman provides the Board with a report concerning each meeting of the Compensation Committee.

The tasks and responsibility areas of the Compensation Committee have been specified in the committee's working order, which the Board approves. The working order of the Compensation Committee is presented in full at the M-real website (www.m-real.com/Investor Relations/Corporate Governance).

Since the Annual General Meeting of 2008, Kari Jordan has been chairman of the Compensation Committee, with Martti Asunta and Erkki Karmila as members. In 2008, the Compensation Committee convened three times, and the committee members participated in every meeting.

CEO

CEO Mikko Helander is responsible for the management of the company's administration according to the guidelines and instructions given by the Board. In addition, the CEO is responsible for ensuring that the company's accounting has been carried out according to applicable laws and that asset management has been arranged in a reliable manner. The CEO manages the company's daily business and is responsible for controlling and steering the business areas.

The CEO has a written CEO contract approved by the Board. The Board monitors the CEO's performance and provides an evaluation of it once a year.

The contractual retirement age of the CEO is 62 years. The company has commissioned an additional pension insurance policy for the CEO, covering the period between the contractual retirement and the age of 63 years. According to the Finnish pension legislation, a person has the option to retire between the ages of 63–68.

The Board appoints and discharges the CEO. The Board can discharge the CEO without a specific reason. The CEO can resign from his assignment. The mutual term of notice is six months. The Board may, however, decide to discharge the CEO without a period of notice.

When the service contract of the CEO is terminated by the Board, and in change-of-control situations, the CEO is entitled to receive a discharge compensation corresponding to his 18 month salary.

Deputy to the CEO

Seppo Parvi, Deputy to the CEO, is responsible for carrying out the CEO's tasks when the CEO is unable to perform his duties.

Corporate Management Team

In the operative management of M-real, the CEO is assisted by the Corporate Management Team, which consists of Mikko Helander, CEO, Mika Joukio, SVP, Consumer Packaging; and Seppo Puotinen, SVP, Office Papers, who both report to Helander. In addition to his responsibilities as CEO, Helander is also responsible for the management of the Other Papers business area. The Corporate Management Team also includes Seppo Parvi, CFO; Matti Mörsky, SVP, Business Development; Mika Paljakka, SVP,

Management team as of January 1, 2008


Mikko Helander
CEO
Seppo Parvi*
CFO and
Deputy to the CEO
Mika Paljakka
HR
Jarmo Salonen
SVP, Resources
Market Pulp and Energy
Matti Mörsky*
SVP
Business Development
Mika Joukio
SVP
Consumer Packaging
Seppo Puotinen
SVP
Office Papers
Mikko Helander
SVP
Other Papers (act.)

* Matti Mörsky to be appointed the new CFO. Seppo Parvi will join another company at the latest in July 2009.

HR; and Jarmo Salonen, SVP, Resources. Mikko Helander is Chairman of the Corporate Management Team. The personal information of the Corporate Management Team members are presented on pages 108–109. The members of the Corporate Management Team do not have any special pension arrangements which would deviate from the pension legislation.

The Corporate Management Team's tasks and responsibilities include investment planning, specifying and preparing the company's strategic guidelines, allocating resources, controlling routine functions and preparing matters to be reviewed by the Board.

The Management Team convenes at the Chairman's invitation once a month, as a rule, and also always when necessary.

Compensation

Board compensation and other benefits

According to a decision made by the Annual General Meeting in 2008, the Board Chairman was paid a compensation totalling EUR 76,500 a year, Vice Chairman of the Board received EUR 64,500 a year, and Board members EUR 50,400 a year. Moreover, a meeting compensation of EUR 500 per meeting was paid for Board and Board committee meetings. In 2008, the total compensation received by Board members was EUR 516,475. Board members have not received any shares as compensation, and the Board members do not belong to any share-based compensation systems.

Compensation system for the operative management, compensation policies

The purpose of the management compensation system is to compensate the management in a fair and competitive way for implementing the corporate strategy in a successful and profitable manner. The objective of the system is also to encourage the management in the development of the company strategy and business, and thus make efforts that benefit the company as a whole.

The Board confirms the salary and compensation of the CEO and the policies and principles applied in the compensation of other Corporate Management Team members as well as the forms and basis for incentive systems. The Compensation Committee assists the Board in taking care of matters related to the conditions of employment and salary of senior management and prepares all management compensation-related decisions. The CEO decides on practical matters related to the compensation of other senior management members according to the principles accepted by the Board.

The monthly salary of CEO Mikko Helander is EUR 37,005. The salary includes car and phone benefits. In addition, the CEO may receive bonus pay based on overall performance, corresponding to his six-month salary. In 2008, the CEO received a total of EUR 548,426 in salary, bonuses and other benefits.

Other Corporate Management Team members also have written employment or service contracts. The CEO makes a proposal to the Board on the appointment of Corporate Management team members. The Board then approves or rejects such a proposal. In 2008, the rest of the Corporate Management Team received a total of EUR 1,750,008.96 in salary and bonuses.

M-real also uses a share-based reward system for its senior management in 2008–2010. The possible annual reward produced by the system is based on M-real Corporation's cash flow development. A possible reward is paid partially as M-real B shares and partially in cash. The maximum amount of the share reward for 2008 totalled 180,000 B shares. The shares, if any, include a condition restricting their transfer for two years after the end of the earning period. The system covers eight senior management members. The company's share-based reward system for 2005–2007 did not entitle to any rewards.

The shareholdings of the Board and the Management Team is specified on pages 106–109.

On 31 December 2008, the Board members, the CEO or the Deputy CEO had no monetary loans from the company or its subsidiaries, and no collateral arrangements existed between them.

Auditing

According to M-real's Articles of Association, the company has one auditor who shallbe an auditing firm authorised by the Central Chamber of Commerce of Finland. The General Meeting appoints the auditor each year. According to the decision made by the Annual General Meeting in spring 2008, the company's auditor is PricewaterhouseCoopers Oy which appointed Göran Lindell, APA (until October 2008) and Johan Kronberg, APA, as the auditor with main responsibility. The Audit Committee controls the appointment procedure of the auditors and provides the Board with a recommendation for the appointment of the auditor.

In 2008, PricewaterhouseCoopers Oy received EUR 1,691,000.00 in auditing compensation, and other auditing firms outside Finland were paid EUR 268,000.00. In addition, PricewaterhouseCoopers has received EUR 2,294,000.00 for services unrelated to the actual auditing of the accounts.

Insider guidelines

The company follows the insider guidelines prepared by NASDAQ OMX Helsinki Ltd, the Central Chamber of Commerce of Finland and the Confederation of Finnish Industries EK. In addition, the company's Board has accepted the company's own insider guidelines, which have been published in full on the company website (www.m-real.com/Investor Relations/ Corporate Governance). The guidelines are also distributed regularly to the entire organisation. On a regular basis, the company provides its insiders with training on insider matters. The company requires that all of its employees follow the insider regulations.

The Board secretary is responsible for the maintenance and administration of the company's statutory and permanent insider register. However, each insider is personally responsible for notifying their personal and ownership information. The company recommends only long-term investments and the use of acquisition programmes. The list of the company's permanent insiders is publicly available, and Euroclear Finland Ltd is responsible for its maintenance. The list can be viewed at the company website (www.m-real.com/Investor relations/ Corporate Governance).

Statutory insiders include Board members, the CEO, the Deputy CEO and the auditors. Other permanent insiders include members of the Corporate Management Team, and such persons who have been appointed to legal, financial, research, development, communication and investor relation tasks, and thus receive inside information on a regular basis.

When necessary, to make the administration of insider information easier, project-specific insider register are established registering persons who participate in the preparation of significant projects, such as mergers or corporate acquisitions. The Board chairman decides on the establishment and discontinuance of project-specific insider registries.

On an annual basis, the company decides on closed window periods when insiders are not allowed to trade any securities issued by the company, or warrants targeting the company's securities, or other similar securities. In 2009, the closed window period concerning the financial statements release for 2008 is 1 January 2009 to 5 February 2009, and the closed window periods concerning the interim reports for 2009 are 1 April 2009 to 22 April 2009, 1 July 2009 to 23 July 2009, and 1 October 2009 to 22 October 2009.

Board of directors of M-real Corporation



Kari Jordan
b. 1956
Chairman of the Board (2005–)
Master of Science in Economics

CEO of Metsäliitto Cooperative (2004–)
President and CEO of the Metsäliitto Group (2006–)
Vice Chairman of the Board of Metsäliitto Cooperative (2005–)
Chairman of the Board of Metsä Tissue Corporation (2004–)
Member of the Board of Oy Metsä-Botnia Ab (2004–) and Chairman of the Board (2006–)
Vice Chairman of the Supervisory Board of Vapo Oy (2005–2007) and Vice Chairman of the Board (2007–)

Member of the Board of Confederation of Finnish Industries EK (2005–) and Vice Chairman of the Board (2009–)
Vice Chairman of Finnair Corporation (2003–)
Member of the Board of Julius Tallberg Real Estate Company (1998–2008)
Member of the Supervisory Board of Varma Mutual Pension Insurance Company (2006–)
Vice Chairman of the Board of Finnish Forest Industries Federation and member of Federation's Working Group (2005–) and Chairman of the Board (2009–)

Holds several positions of trust in charity and national defense organizations

Shares owned in M-real Corporation: 179,369 B shares



Martti Asunta
b. 1955
Member of the Board and Vice Chairman of the Board (2008–)
Forester

Chairman of the Board of Metsäliitto Cooperative (2008–)
Member of the Board of Vapo Oy (2008–)
Member of the Board of Oy Metsä-Botnia Ab (2008–)
Member of the Board of Metsä Tissue Corporation (2008–)
Member of the Board of Pellervo-Seura (2008–)

Shares owned in M-real Corporation: no ownership



Heikki Asunmaa
b. 1943
Member of the Board (2005–)
Agricultural school graduate
Counsellor of Agriculture
Farmer

Member of the Board of Metsäliitto Cooperative (2000–2008)
Member of the Supervisory Board of Vapo Oy (2005–2008)
Member of the Pellervo Delegation (2000–2008)
Chairman of the Supervisory Board of Osuuspankki Alavus (1993–2008)

Shares owned in M-real Corporation: 4,000 B shares



Erkki Karmila
b. 1942
Member of the Board (1992–)
Independent Board member
Master of Laws 1968, Harvard University

Executive Vice President of the Nordic Investment Bank (1993–2006)
Deputy Managing Director, Finnish Export Credit (1981–1982) and Managing Director (1982–1983)
Executive Vice President of Kansallis-Osake-Pankki (1983–1991)
Director of the Invest in Finland Bureau (1992)

Shares owned in M-real Corporation: no ownership



Kai Korhonen
b. 1951
Member of the Board (2008–)
Independent Board Member
Master of Science in Technology

Senior Executive Vice President, Stora Enso (1998–2007)
Member of the Supervisory Board of Ilmarinen Mutual Pension Insurance Company (2006–2008)

Shares owned in M-real Corporation: no ownership



Runar Lillandt
b. 1944
Member of the Board (1999–)
Agricultrual school graduate
Counsellor of Agriculture
Farmer

Chairman of the Supervisory Board of Metsäliitto Cooperative (1998–)
Member of the Board of Atria Corporation (2002–)
Member of the Board of the Central Union of Swedish-speaking agricultural producers in Finland (SLC) (1988–)
Chairman of the Board of Forestry Center Rannikko (1996–)
Chairman of the Board of Pohjanmaan Liha (2002)
Chairman of the Board of Mellanå Plant Oy (1995–)

Shares owned in M-real Corporation: 7,545 B shares



Juha Niemelä
b. 1946
Member of the Board (2007–)
Independent Board member
Master of Science in Economics
Doctor of Sciences in Economics and Technology h.c.
Honorary Councellor

Chairman, Confederation of European Paper Industries (CEPI) (2000–2002)
CEO, UPM Kymmene (1994–2004)
Chairman of the Board of Veikkaus Oy (2002–)
Member of the Board of Powerflute Oyj (2005–)
Member of the Board of Green Resources AS (2008–)

Shares owned in M-real Corporation: no ownership



Antti Tanskanen
b. 1946
Member of the Board (1992–)
Independent Board member
Ph.D. in Economics
Minister

Chairman and CEO, OP Bank Group (1997–2006)
Chairman of the Executive Boards of OP Bank (1997–2006)
Member of the Board of Neste Oil Corporation (2007–)

Shares owned in M-real Corporation: no ownership

Management team of M-real Corporation



Mikko Helander
b. 1960
MSc (Eng), Chief Executive Officer. As of January 2009, in addition to his other duties, Helander acts as head of Other Papers business area. Joined the Metsäliitto Group 2003 and M-real 2006. Chairman of the management team 2006–.

Main positions: Project Engineer and Production Manager, Valmet (1984–1990); Managing Director, Kasten Hövik (1990–1993); Head of Projects, Coaters and Calanders, Valmet (1993); head the operations, Valmet Rotomec S.p.a., Italy (1994–1997); Vice President and Chief Executive, Calander business area, Valmet Corporation (1997–1999); President, Valmet Converting Group, UK (1999–2003); Chief Executive Officer, Metsä Tissue Corporation (2003–2006); Chief Executive Officer and chairman of the management team, M-real (2006–).

Shares: no ownership



Seppo Parvi
b. 1964
MSc (Econ), Chief Financial Officer, Deputy to CEO. Parvi is responsible for finance, business control, communications and investor relations, business intelligence, investment coordination, administration and IT. Joined the company 2006. Management team member 2006–.

Main positions: Cash Manager, Ahlcorp Oy (1989–1991); Manager of the Finance department, A. Ahlström Corporation (1991–1993); various positions in Huhtamäki Oyj (1993–2006): Manager, Corporate Finance; General Manager, Huhtamäki Finance Companies; responsible for the controller function, Polarcup & Leaf, Eastern Europe; responsible for the integration of Guven Plastik in Turkey to Huhtamäki; Global Sourcing of Huhtamäki; Huhtamäki's business activities in Turkey; Vice President, Paper forming, Rigid packaging operations, Europe and General Manager, Operations business unit in Hämeenlinna; Executive Vice President and CFO, M-real (2006–).

Shares: 2,600 (B shares)



Mika Joukio
b. 1964
MSc (Tech), MBA, Senior Vice President, Consumer Packaging. Joined the company 1990. Management team member 2006–.

Main positions: various positions in management and development tasks in Metsä-Serla (at present M-real) since 1990: Assistant Production Manager (1990–1996), Production Manager (1996–2001), Tako Board Mill; Vice President and Mill Manager, Äänekoski Board Mill (2001–2004); Senior Vice President, Corporate Logistics and Supply Chain (2004–2005); Vice President and Mill Manager, M-real Kyro (2005–2006); Vice President and Mill Manager, M-real Kyro and M-real Tako Board (2006); Senior Vice President, Consumer Packaging (2006–).

Shares: no ownership



Matti Mörsky
b. 1952
MSc (Eng), Senior Vice President, Business Development. Joined the company 1981. Management team member 2006–.

Main positions: product development and sales positions, Oy Fiskars Ab's plastic industry (1978–1980); duties in corporate planning, G.A. Serlachius Oy (1981–1982); project manager, Stuart Edgar Ltd (1982–1986); General Manager, T-Drill Inc. (1986–1987); various positions in business development and in M&A projects in Metsä-Serla (at present M-real), i.e. Vice President, Business Development (1987); General Manager, Hygiene Division of Holmen Hygiene AB (1989); General Manager, Kitchen Furniture Division, Metsä-Serla (1992); General Manager, Rantasalmi Loghouses (1994); Senior Vice President, Business Development, M-real (1999–).

Shares: no ownership

* Matti Mörsky to be appointed the new CFO. Seppo Parvi will join another company at the latest in July 2009.



Mika Paljakka
b. 1968
Lic Econ and BA, MSc (Educ), Senior Vice President, Human Resources and Total Quality Management (TQM). Also responsible for human resources, organisational development, management development, total quality management and environmental issues. Joined the Metsäliitto Group 2000. Chairman of the management team 2008–.

Main positions: Human Resources Development Manager, Perlos Corporation (1994–2000); Human Resources Development Manager and Senior Vice President, Human Resources, Oy Metsä-Botnia Ab (2000–2002); Vice President, Business Development, M-real (2002–2003); Senior Vice President, Human Resources & Management, Finnforest Corporation (2003–2008); Senior Vice President, Human Resources and Total Quality Management, M-real (2008–).

Shares: 16,000



Seppo Puotinen
b. 1955
Lic Tech, Senior Vice President, Office Papers. Worked in the company 1986–2000 and joined the company again 2004. Management team member 2005–.

Main positions: Assistant in applied mechanics, University of Oulu (1981–1985); researcher, KCL, Finland (1985–1986); various positions in business development, marketing and operational responsibility in Metsä-Serla (at present M-real): i.e. Vice President, Cartons Division, Corrugated and Folding Carton operations (1999); Managing Director, SCA Packaging, Finland, Russia and the Baltic countries (2000–2002); President, SCA's Containerboard Division, Brussels (2002–2004); Executive Vice President, Corporate Strategy & Sales Services, M-real (2004–2005); Senior Vice President, Office Papers, M-real (2005–).

Shares: 1,000 (A shares), 2,750 (B shares)



Jarmo Salonen
b. 1951
MSc (Eng), Senior Vice President, Resources. Responsible for resources as wood, pulp, energy and purchasing, research and development and logistics. As of January 2009, Salonen is also responsible for implementation of commercial pulp and energy agreements with Sappi as well as Market Pulp and Energy reporting segment.

Main positions: Manager of technical customer service, Ahlström Corporation, Varkaus mills (1982–1985); Mill manager, Varkaus fine paper mills, Ahlström / Enso Corporation (1985–1987); Managing Director of Bore Line Oy Ab (1987–1993); various positions in operational managing responsibilities in Metsä-Serla (at present M-real): Mill manager, Äänekoski and Kangas paper mills (1993–1999); Director, fine paper division and Managing Director, M-real UK Paper (1999–2000); Senior Vice President, Commercial Printing, Amsterdam (2000–2002); Senior Vice President, M-real's Corporate Purchasing (2002–2003); Senior Vice President, M-real's Production (2003–2004); Executive Vice President of M-real's Commercial Printing business area (2004–2007); Executive Vice President, resources (2007–).

Shares: 3,677 (B shares)

Internal control, risk management and internal auditing

Profitable business requires that the operations are monitored continuously and with adequate efficiency. M-real's internal management and control procedure is based on the Finnish Companies Act, regulations and recommendations for listed companies, the Articles of Association and the company's own principles and policies. Internal control covers the control of financial reporting, company-internal authorisation rights, investment follow-up and credit control. The functionality of the company's internal control is evaluated by the company's internal auditing. Internal control is carried out throughout the organisation. Internal control methods include internal guidelines and reporting systems that support control.

The following describes M-real's internal control principles, objectives and responsibilities and the principles of internal auditing. The acting management of the company, the VP of Risk Management, and internal auditing are responsible for preparing the above principles, and the Board finally confirms them.

Internal control definition and objectives

In M-real, internal control covers financial and other control. Internal control is implemented by the Board and the acting management and all the rest of the personnel.

Internal control refers to that part of management which aims to ensure the following:

- achieving the goals and objectives set by the company
- economic, suitable and efficient use of resources
- adequate management of the risks related to the operations
- correct and reliable financial information and other management information
- adhering to external regulations and internal policies
- following appropriate policies related to accounts
- securing the operations, information and property in an adequate manner
- arrange adequate and suitable manual and IT systems to support operations

Proactive control

Proactive control involves the specification of corporate values, general operational and business principles and corporate objectives and strategy, among other things. The corporate culture, governance and the approach to control together create the basis for the entire internal control.

Daily control

Daily control refers to general control and follow-up, with operational systems and work guidelines, related to daily operational steering. Examples include the specification of personnel responsibilities and authority, identifying high-risk assignments, job descriptions, approval authority and deputy procedures.

Subsequent control

Subsequent control refers to control and check-up measures, such as different management evaluations and inspections, comparisons and verifications the aim of which is to ensure that the goals are met and that the agreed operational and control principles are followed.

Internal monitoring of the financial reporting process, credit control and authorisation rights

The financial organisations of the business areas and the central administration are responsible for financial reporting. The units and business areas report the financial figures each month. Business area controllers check the monthly performance of units from each business area and report them further to the central administration. Business area profitability development and business risks and opportunities are discussed in monthly meetings attended by the senior management of M-real and of the business area in question. The result will be reported to the Board and M-real Management Team each month. The company's Controllers' Manual provides detailed descriptions on the reporting and control rules and the reporting procedure.

Credit control in M-real has been centralised to the Credit committee, which convenes at least each quarter. The development of trade receivables are monitored in each sales company by credit controllers under the supervision of the company's VP of Credits. Counterparty-specific credit limits are set within the boundaries of the credit policy confirmed by the Board in cooperation with centralised credit control and business area management.

Authorisation rights concerning expenses, significant contracts and investments have been specified for different organisation levels according to the signature policy confirmed by the Board, and the authority separately granted by the CEO and other members of the senior management.

Investment approval and follow-up is carried out by the financial administration according to the investment policy confirmed by the Board. After pre-approval investments are taken to the management teams of the business area and M-real within the framework of the annual investment plan. Most significant investments are separately taken for Board approval. Investment follow-up reports are compiled each quarter.

Structure and responsibilities of internal control

Being a listed company, M-real's internal control is steered by the Finnish Companies Act and Securities Market Act, other laws and regulations applicable to the operations, OMX NASDAQ Helsinki Ltd's stock exchange rules and recommendations, including corporate governance regulations. Essential bodies in the company's internal control are set out below. External control is carried out by M-real's auditor and the authorities.

Body	Tasks	Reports to
Board of Directors	Arranges internal control and confirms the principles of internal control.	General Meeting
Audit committee	Follow-up and evaluation of the functionality, efficiency and reliability of internal control, internal auditing and risk management. To assess the description of the main features of internal control, and risk management systems related to the financial reporting process, as set out in the corporate governance statement.	Board
Operative management	Arrange and maintain adequate and well-functioning internal control.	Board and Audit committee
Internal auditing	The company's independent evaluation and follow-up function which aims to support the company's management and Board with their control tasks.	Audit committee and CEO
Chief Financial Officer	Carries out the control in practice.	CEO
VP, Corporate Risk Management	Controls the company's risk management process, its development and implementation. Business area consulting.	CFO
Corporate Business Control	Reviews the business areas' monthly results and reports them further	CFO
Business areas and units and Group functions	Arrange the internal control and reporting concerning their own area of responsibility.	Operative management

Risk management

Risk management is an essential part of M-real's standard business planning and management. Risk management belongs to daily decision-making, operations follow-up and internal control, and it promotes and ensures that the objectives set by the company are met.

Linking business management efficiently with efficient risk management is based on the operational principles confirmed by the company's Board; the aim of the principles is to maintain the risk management as a package that is well-defined, understandable and adequately practical. Risks and their development are reported on a regular basis to the Board's Audit committee. Centralised risk administration also takes care of the coordination and competitive bidding of M-real's insurances.

The most crucial objective of risk management is to identify and evaluate those risks, threats and opportunities which may have an impact on the implementation of the strategy and on how short-run and long-run objectives are met. A separate risk review is also included in the most significant investment proposals.

The business areas regularly evaluate and monitor the risk environment and related changes as part of their annual and strategic planning. The risks identified and their control are reported to the company's management, Audit committee and the Board at least twice a year. Business risks also involve opportunities, and they can be utilised within the boundaries of the agreed risk limits. Conscious risk-taking decisions must always be based on an adequate evaluation of the risk bearing capacity and the profit/loss potential, among other things.

Risk management responsibilities

Risk management responsibilities are divided as follows in M-real:

- M-real's Board is responsible for the company's risk management and confirms the company's risk management policy.
- The Audit committee evaluates the essential risk areas and the adequacy of the company's risk management and provides the Board with related proposals.
- The CEO and the Management Team are responsible for the specification and adoption of the risk management principles. They are also responsible for ensuring that the risks are taken into account in the company's planning processes and that risk reporting is adequate and appropriate.
- The VP of Risk Management reporting to the CFO is responsible for the company's risk management process development, coordination, the implementation of the risk evaluation and the essential insurance decisions.
- Business areas and support functions identify and evaluate the essential risks related to their own areas of responsibility in their planning processes, prepare for them, take necessary preventive action and report on the risks as agreed.

Basic elements of M-real's risk management



Enterprise Risk Management (ERM)
Business risks and their assessment (ERM)
Insurable risks, insurance policies
Data Security
Corporate Security
Crisis Management, continuity
Key objectives | Strategy | Corporate Governance | Internal monitoring

M-real's risk management process

Risk management aims to

- promote and secure that the business objectives are met
- ensure safe and disruption-free business continuity under all circumstances
- optimise the company's overall risk position.

M-real's essential risk management elements are:

- implementing a comprehensive corporate risk management process that supports the entire business
- protecting property and ensuring business continuity
- corporate security and its continuous development
- crisis management, continuity and recovery plans

According to the risk management policy and principles, adequate risk assessment is part of the preliminary review and implementation of significant projects.

The tasks of M-real's risk management:

- ensure that all identified risks with an impact on personnel, customers, products, property, information assets, corporate image, corporate responsibility and operational capacity are controlled according to applicable laws and on the basis of best available information and financial aspects
- ensure that the company's objectives are met
- fulfil the expectations of the interest groups
- protect property and ensure disruption-free business continuity
- optimise the profit/loss possibility ratio
- ensure the management of the company's overall risk exposure, and to minimise the overall risks.

The most significant risks and uncertainties that the company is aware of are described in the Board's annual report.

Internal auditing

Internal auditing assists the M-real Board and CEO with their control tasks by evaluating the quality of internal control maintained in order to achieve the company's objectives. In addition, internal auditing supports the organisation by evaluating and ensuring the functionality of business processes, risk management and the management and administration systems.

The key task of internal auditing is to assess the efficiency and suitability of internal control concerning M-real functions and units. In its assignment, internal auditing evaluates how well the operational principles, guidelines and reporting systems are adhered to, how property is protected and how efficiently resources are used. Internal auditing also acts as an expert in development projects related to its task area and prepares special reports at the request of the Audit committee or the management.

Internal auditing operates under the supervision of the Audit committee of M-real's Board, and the CEO. Audit observations, recommendations and the progress of measures are reported to the management of the target audited, the company management and the auditor. Every six months, internal auditing reports its auditing measures, plans and operations to M-real's Audit committee.

The action plan of internal auditing is prepared for one calendar year at a time. The aim is to allocate the auditing to all functions and units at certain intervals. Auditing is annually allocated to areas which are important for the evaluated risk and the company's objectives at the time. The topicality and appropriateness of the action plan are processed with the company's management every six months.

The scope and coordination of the auditing operations are ensured through regular communication and information exchange with other internal assurance functions and the auditor. When necessary, internal auditing uses external outsourcing services for temporary additional resourcing, or special expertise for carrying out demanding evaluation tasks.

Quarterly data

EUR million	Full year		Quarterly							
Sales	2008	2007	IV/2008	III/2008	II/2008	I/2008	IV/2007	III/2007	II/2007	I/2007
Consumer Packaging	1,061	1,069	248	274	274	266	259	267	275	268
Office Papers	804	888	174	203	204	223	213	213	221	241
Other Papers	622	657	147	153	158	164	161	162	158	176
Market Pulp and Energy	644	596	150	172	160	162	147	157	136	156
Internal sales and other operations	105	289	3	24	33	44	48	71	80	90
M-real	3,236	3,499	722	826	829	859	828	870	870	931

Operating result excluding non-recurring items	2008	2007	IV/2008	III/2008	II/2008	I/2008	IV/2007	III/2007	II/2007	I/2007
Consumer Packaging	29	77	-9	17	3	18	7	31	15	23
Office Papers	-29	17	-14	-6	-7	-2	4	9	-2	7
Other Papers	-15	-30	-8	-3	-1	-3	-10	-7	-6	-7
Market Pulp and Energy	32	26	-2	12	12	10	8	9	1	9
Other operations	-52	-16	-18	-17	-8	-9	0	-5	-4	-7
Operating result	-35	75	-51	3	-1	14	9	37	4	25

Operating result and result before taxes	2008	2007	IV/2008	III/2008	II/2008	I/2008	IV/2007	III/2007	II/2007	I/2007
Consumer Packaging	24	61	-13	17	3	17	-1	31	7	23
Office Papers	-53	-196	-38	-6	-7	-2	-179	9	-2	-23
Other Papers	-59	-36	-75	-3	-2	21	-12	1	-4	-21
Market Pulp and Energy	106	25	-2	12	86	10	7	9	1	9
Other operations	-79	97	-33	-28	-9	-9	-3	-6	-7	112
Operating result	-61	-49	-161	-8	71	37	-188	44	-5	100
% of turnover	-1.9	-1.4	-22.3	-1.0	8.6	4.3	-22.7	5.1	-0.6	10.7
Share of result in associated companies	-1	-3	0	0	-1	0	-3	1	-1	0
Exchange gains/losses total	13	1	11	1	-1	2	4	0	2	-5
Other financial income and expenses	-155	-140	-47	-38	-32	-37	-40	-37	-29	-34
Result before taxes	-204	-191	-197	-45	37	2	-228	8	-33	61

Operating result, (%)	2008	2007	IV/2008	III/2008	II/2008	I/2008	IV/2007	III/2007	II/2007	I/2007
Consumer Packaging	2.3	5.7	-5.2	6.2	1.1	6.4	-0.4	11.6	2.5	8.6
Office Papers	-6.6	-22.1	-21.8	-3.0	-3.4	-0.9	-84.0	4.2	-0.9	-9.5
Other Papers	-9.5	-5.5	-51.0	-2.0	-1.3	12.8	-7.5	0.6	-2.5	-11.9
Market Pulp and Energy	16.5	4.2	-1.3	7.0	53.8	6.2	4.8	5.7	0.7	5.8
M-real Group	-1.9	-1.4	-22.3	-1.0	8.6	4.3	-22.7	5.1	-0.6	10.7

1,000 tonnes	Full year		Quarterly							
Deliveries	2008	2007	IV/2008	III/2008	II/2008	I/2008	IV/2007	III/2007	II/2007	I/2007
Consumer Packaging	1,345	1,386	303	348	351	342	336	346	358	347
Office Papers	1,081	1,194	237	270	274	300	284	283	297	330
Other Papers	680	718	157	168	174	181	177	176	172	192
Paper businesses total	1,761	1,911	394	438	448	481	461	458	469	523
Market Pulp and Energy	1,115	997	264	291	279	281	247	261	227	262

Production	2008	2007	IV/2008	III/2008	II/2008	I/2008	IV/2007	III/2007	II/2007	I/2007
Consumer Packaging	1,336	1,398	293	347	335	361	339	352	348	358
Office Papers	905	1,219	177	226	245	257	279	293	317	330
Other Papers	705	743	160	170	186	190	182	177	190	194
Paper mills total	1,610	1,962	337	396	431	447	461	470	507	524
Metsä-Botnia's pulp [1]	990	785	235	270	233	252	225	191	181	187
M-real's pulp	1,486	1,536	303	377	391	415	369	417	360	390

[1] Equals to M-real's 30 per cent ownership

Production capacities

BOARD MILLS						
1,000 tonnes	Country	Machines	Folding boxboard	Linerboard	Total
Tampere	Finland	2	205		205
Kyröskoski	Finland	1	160		160
Äänekoski	Finland	1	210		210
Simpele	Finland	1	215		215
Kemi	Finland	1		375	375
Total		6	790	375	1,165

PAPER MILLS							
1,000 tonnes	Country	Machines	Coated magazine paper	Coated fine paper	Uncoated fine paper	Speciality papers	Total
Husum	Sweden	3	275		435		710
Gohrsmühle *)	Germany	2		350			350
Alizay	France	1			310		310
Hallein **)	Autria	2		310			310
Äänekoski	Finland	1		200			200
Kyröskoski	Finland	1				105	105
Düren	Germany	4				100	100
Simpele	Finland	1				55	55
Total		15	275	860	745	260	2,140

*) Coated standard fine paper production to discontinue during April 2009, and production of speciality papers and uncoated fine papers to be expanded.
**) Production in Hallein to be discontinued at the end of April 2009.

PULP MILLS				
1,000 tonnes	Country	Chemical pulp	Chemi-termo-mechanical pulp (BCTMP)	Total
Husum	Sweden	690		690
Alizay	France	310		310
Hallein	Austria	160		160
Kaskinen	Finland		300	300
Joutseno	Finland		270	270
Total		1,160	570	1,730

METSÄ-BOTNIA *)			
1,000 tonnes	Country	Chemical pulp	Total
Äänekoski	Finland	500	500
Joutseno	Finland	650	650
Rauma	Finland	630	630
Kemi	Finland	575	575
Fray Bentos **)	Uruguay	1,100	1,100
Total		3,455	3,455

*) M-real's share of production capacity is 30 per cent.
**) M-real's share of production capacity is 23.6 per cent.

OTHER SHAREHOLDINGS	Total
Sunila Oy, softwood and hardwood pulp (share 17,5%), Finland	370
Myllykoski Paper Oyj, coated magazine paper (share 35 %), Finland	210
Myllykoski Paper Oyj, uncoated magazine paper (share 35%), Finland	360

Financial reporting

M-real does not comment on its financial performance or similar issues from the close of each reporting period up to the publication of the report for said period, except for information on a change in the market situation and the rectification of incorrect information.

Financial Information

Financial reports are published in English and Finnish. Annual reports and other publications can be ordered from M-real Corporation by e-mail: communications@m-real.com, Revontulentie 6,02100 Espoo, Finland, tel. +358 50 598 9624 or fax +358 10 465 4553. M-real's internet site www.m-real.com material for investors is collected under the heading Investor Relations. Stock exchange releases, interim reports and financial information on these web pages are updated in real time. M-real company presentation on the site is updated when financial reports are published. Information on subjects such as M-real's products, customer cases, sales network and environmental issues and organization can be found on the web pages. Also, feedback can be sent through the company site. M-real's general e-mail address is communications@m-real.com

Shares

The company has total of 328,165,612 shares. Information on M-real Corporation's shares is given in this report on pages 84-87. M-real's shares series A and B are quoted on the Mid Cap list of NASDAQ OMX Helsinki Ltd. The trading codes of the shares are MRLAV and MRLBV, respectively.

Investor relations

M-real is committed to generating shareholder value. M-real is set to improve its cost efficiency and profitability and to intensify its operations and organization. M-real offers up-to-date and easily utilizable information on the company regularly and openly. The company aims to produce reliable and factual information concerning its operations and financial position as well as the near-term outlook. All investors are treated equally. M-real has described the general guidelines and defined the responsibilities with reference to handling material information and contacts with the financial market in its IR policy. The policy can be found in M-real's web pages www.m-real.com

Closed window	Financial report	Publication date
1 January to 5 February 2009	Financial results for 2008	Thu 5 February 2009
1 to 22 April 2009	Interim report January - March	Wed 22 April 2009
1 to 23 July 2009	Interim report January - June	Thu 23 July 2009
1 to 22 October 2009	Interim report January - September	Thu 22 October 2009

For shareholders' information

M-real Oyj will publish financial reports in the year 2009 as follows.

Thursday 5 February 2009
Financial results for 2008

Wednesday 22 April 2009
Interim report January–March 2009

Thursday 23 April 2009
Interim report January–June 2009

Thursday 22 October 2009
Interim report January–October 2009

Annual General Meeting

The Annual General Meeting of M-real will be held at Finlandia-talo, Helsinki hall, Mannerheimintie 13 e Helsinki, on Thursday 12 March 2009 at 3 p.m. EET. Shareholders wishing to take part in the Annual General Meeting and to exercise their right to vote must be registered on 2 March on the shareholders' register of the company held by Euroclear Finland Ltd. A shareholder has to give prior notice to the company not later than by 4 p.m. on 9 March 2009 to Eija Niittynen tel. +358 10 465 4530, by e-mail: eija.niittynen@m-real.com, fax +358 10 465 4529 or in writing to M-real Oyj, Eija Niittynen, P.O. Box 20, 02020 METSÄ.

Possible proxy documents should be delivered in originals to the above address before the last date of registration. As the Board presented there will be no distribution of dividend from the year 2008.

Share register

Shareholder's address, name and ownership changes are requested to be informed to that book-entry register which holds their book entry account.

Contact information

EQUITY INVESTORS
Seppo Parvi
Tel. +358 10 465 4321
Fax +358 10 465 5232
seppo.parvi@m-real.com

Matti Mörsky *
Tel. +358 10 465 4913
Fax +358 10 465 4543
matti.morsky@m-real.com

EQUITY INVESTORS AND COMMUNICATIONS
Juha Laine
Tel. +358 10 465 4335
Fax +358 10 465 5232
juha.laine@m-real.com
communications@m-real.com

DEBT INVESTORS AND BANKER RELATIONSHIPS
Jukka Forsström
Tel. +358 10 465 4255
Fax +35810 465 4695
jukka.forsstrom@metsafinance.com

Henri Sederholm
Tel. +35810 465 5226
Fax +358 10 465 4695
henri.sederholm@metsafinance.com

General questions and comments on investor relations can be e-mailed to investor.relations@m-real.com

www.m-real.com

* Matti Mörsky to be appointed the new CFO. Seppo Parvi will join another company at the latest in July 2009.

M-real Oyj
Head office
PO Box 20
02020 Metsä, Finland

Revontulentie 6
02100 Espoo, Finland
Tel. +358 10 4611
Telefax +358 10 465 5232

Business ID 0635366-7

www.m-real.com

BUSINESS AREAS

Consumer Packaging
Hallituskatu 1
33200 Tampere
Finland
Tel. +358 10 4611
Fax +358 10 463 3158

Mills (in Finland)
Joutseno
Kaskinen
Kemiart Liners
Kyro
Simpele
Tako
Äänekoski

Office Papers
Van Boshuizenstraat 12
1083 BA Amsterdam
Netherlands
Tel. +31 20 572 7500
Fax +31 20 572 7570

Mills (Country)
Alizay (France)
Husum (Sweden)

Other Papers
Revontulentie 6
02100 Espoo
Finland
Tel. +358 1046 11
Fax +358 1046 54428

Mills (Country)
Gohrsmühle (Germany)
Hallein (Austria)
Reflex (Germany)

Sales network (Country, city)

Argentina and Uruguay (Buenos Aires)
Australia (Melbourne, Sydney)
Belgium (Brussels)
Brazil (São Paulo)
Bulgaria (Sofia)
Chile (Santiago)
China (Hong Kong, Shanghai)
Columbia (Bogotá)
Costa Rica (San José)
Cyprus (Paphos)
Czech Republic (Prague)
Finland (Espoo)
France (Paris)
Germany (Bergisch Gladbach, Frankfurt, Hamburg)
Greece (Athens)
Iceland (Reykjavik)
India (Mumbai)
Ireland (Dublin)
Israel (Tel Aviv)
Italy (Milan)
Japan (Tokyo)
Jordan (Amman)
Lebanon (Beirut)
Mexico (México)
Netherlands (Amsterdam)
Norway (Årnes)
Peru (Lima)
Poland (Warsaw)
Portugal (Lisbon)
Singapore (Singapore)
Slovenia (Ljubljana)
South Africa (Cape Town, Durban)
Spain (Barcelona, Madrid)
Syria (Damascus)
Turkey (Istanbul)
United Kingdom (Chatham, London, Maidenhead)
Ukraine (Kiev)
Hungary (Budapest)
Russia (Moscow)
United States (Norwalk, CT)

To locate contact details of local M-real sales offices, please visit company website www.m-real.com.

Additional copies from:
M-real Corporation
Communications
P.O.Box 20
FI-02020 METSÄ
Tel. +358 10 465 4555
Fax +358 10 465 4531
E-maili: communications@m-real.com

Also available as PDF: www.m-real.com

The Annual Report is available in English and Finnish

Paper information

Papers:
Cover: Galerie Art Silk 300 g/m^2
Annual Review: Galerie Art Silk 130 g/m^2
Financial Statements: Galerie One Silk 90 g/m^2

Graphic design and layout:
Ezpa Oy
Photos:
Kimmo Syväri, Jari Riihimäki and
Pentti Hokkanen

Printer: Erweko Painotuote Oy


PEFC
PEFC/02-31-120

m-real

Resolutions of the M-real Corporation's Annual General Meeting

M-real Corporation Stock Exchange Release 12 March 2009

The Annual General Meeting of M-real Corporation held today on 12 March 2009 made the following resolutions:

Adoption of the annual accounts

The Annual General Meeting approved the company's financial statements for the financial year 2008.

Consideration of the annual result and the payment of dividend

The Annual General Meeting resolved not to distribute dividend for the financial year ended 31 December 2008.

Resolution on the discharge from liability

The Annual General Meeting discharged the members of the Board of Directors, the CEO and deputy to the CEO from liability.

Number of the members of the Board of Directors

The Annual General Meeting confirmed that the number of Board members is nine (9).

Remuneration of the members of the Board of Directors

The Annual General Meeting resolved to maintain the remuneration of the members of the Board of Directors unchanged, however to be converted to an annual remuneration. Thus, the Chairman receives an annual remuneration of EUR 76,500, the Vice Chairman EUR 64,500 and members EUR 50,400. One half of the remuneration will be paid in cash while the other half is paid in the company's B-series shares to be acquired from the stock exchange between 16 and 20 March 2009. Board members Kari Jordan, Martti Asunta and Runar Lillandt, who all receive remuneration from the largest shareholder Metsäliitto Cooperative, renounced their right to the annual remuneration.

In addition, the members are paid a fee of EUR 500 per each attended Board and committee meeting.

Composition of the Board of Directors

The Annual General Meeting elected as members of M-real's Board of Directors Martti Asunta, M.Sc. (Forestry); Kari Jordan, Honorary Counsellor; Erkki Karmila, LL.M.; Kai Korhonen, M.Sc. (Technology); Liisa Leino, M.Edu.; Runar Lillandt, Counsellor of Agriculture; Juha Niemelä, Honorary Counsellor; Antti Tanskanen, Minister, and Erkki

m·real

Varis, M.Sc. (Technology). The term of office of the members of the Board of Directors expires at the end of the next Annual General Meeting.

At its organising meeting the Board of Directors elected Kari Jordan as its Chairman and Martti Asunta as its Vice Chairman. The Board further resolved to organize the Board committees as follows:

The members of the Audit Committee are Erkki Karmila (Chairman), Kai Korhonen, Antti Tanskanen and Erkki Varis.

The members of the combined Nomination and Compensation Committee are Kari Jordan (Chairman), Martti Asunta, Liisa Leino, Runar Lillandt and Juha Niemelä.

Auditor's fees

The Annual General Meeting resolved that the fee of the auditor is paid according to invoice.

Election of the auditor

The Annual General Meeting elected as M-real's auditor Authorized Public Accountants PricewaterhouseCoopers Oy with Johan Kronberg, Authorized Public Accountant, acting as principal auditor. The term of office of the auditor expires at the end of the next Annual General Meeting.

Other resolutions

The Annual General Meeting instructed the Board of Directors to investigate possibilities and the related terms to merge the company's A- and B-series shares. Investigation results were instructed to be presented to the next General Meeting.

M-REAL CORPORATION

Further information:
Seppo Parvi, CFO, tel. +358 10 465 4321
Juha Laine, VP, IR and Communications, tel. +358 10 465 4335

EXEMPTION NUMBER 82-3696

m·real

M-real has repurchased own 2010 bonds

M-real Corporation Stock Exchange Release 12 March 2009

M-real Corporation has repurchased from the market its own EUR 400 million senior floating rate notes (ISIN XS0276828042) in the total par value of EUR 42 million. The loan matures on 15 December, 2010. The repurchased loan notes exceed 10 per cent of the total par value of the bond. The repurchased loan notes will be cancelled.

M-real will book approximately EUR 22 million as a non-recurring gain from the implemented bond repurchases in the first quarter of 2009.

M-REAL CORPORATION

Further information:
Seppo Parvi, CFO, tel. +358 10 465 4321
Juha Laine, VP, IR and Communications, tel. +358 10 465 4335

m-real

M-real's first quarter 2009 operating result excluding non-recurring items weaker than in the previous quarter

M-real Corporation Stock Exchange Release 6 March 2009

In connection with the announcement of the full year results 2008 on February 5, 2009 M-real expected the operating result for the first quarter of 2009, excluding non-recurring items, to improve seasonally from the fourth quarter of 2008 but to remain clearly negative. It was also stated that the general uncertainty of the economy poses challenges to the short-term forecasting.

Demand and delivery volumes have remained weaker than estimated and production curtailments have continued on a larger scale than earlier planned. Additionally, market price for pulp has continued to strongly decline during the first months of the year and the pulp inventories have increased. There has been a need to write down the value of the pulp inventories. Due to these factors, M-real's first quarter 2009 operating result, excluding non-recurring items, is expected to be weaker than in the previous quarter.

Due to the high uncertainty of the general economy it is currently exceptionally challenging to forecast the profitability development. Therefore, when issuing a future outlook, M-real will not give specified result estimates until further notice.

M-REAL CORPORATION

Further information:
Seppo Parvi, CFO, tel. +358 10 465 4321
Juha Laine, VP, IR and Communications, tel. +358 10 465 4335

m·real

M-real's annual report 2008 and summary of year 2008 published

M-real Corporation Stock Exchange Release 26 February 2009

M-real Corporation's annual report for the year 2008 has been published on the company's website at www.m-real.com. The report is available in English and in Finnish in PDF format. Printed copies are available as of 5 March 2009. Printed copies can be ordered by filling in an order form on the company's website, or, by e-mailing to communications@m-real.com.

A summary of M-real Corporation's stock exchange releases published in 2008 is available on the company's website at www.m-real.com/investors.

The content of the releases published in 2008 can partially be out of date.

M-REAL CORPORATION

Further information:
Juha Laine, Vice President, IR and Communications, tel. +358 10 465 4335

m·real

M-REAL CORPORATION'S ANNUAL SUMMARY 2008

Financial Reports

Financial Statements for 2007, 6 February 2008
Interim Report January-March 2008, 23 April 2008
Interim Report January-June 2008, 23 July 2008
Interim Report January-September 2008, 22 October 2008

Stock Exchange Releases

January

15.1.2008	Notice Pursuant to the Finnish Securities Market Act, Chapter 2, Section 10
30.1.2008	Invitation to conference call and webcast presentation of M-real's financial results for 2007 on 6 February 2008

February

1.2.2008	M-real sells its New Thames paper mill in the UK
6.2.2008	M-real's operating profit excluding non-recurring items for 2007 EUR 49 million
6.2.2008	Notice of annual general meeting
19.2.2008	Lielahti BCTMB pulp mill and Kangas paper machine 2 to be shut down
29.2.2008	Transaction of M-real's New Thames paper mill came into effect

March

6.3.2008	Annual report 2007 and summary of year 2007 published
13.3.2008	Resolutions of M-real's Annual General Meeting
26.3.2008	M-real agreement on pension liabilities in UK

April

15.4.2008	Invitation to conference call and webcast presentation of M-real's financial results for January-March 2008 on 23 April 2008
23.4.2008	M-real's operating profit excluding non-recurring items for the first quarter EUR 3 million

May

5.5.2008	Notice Pursuant to the Finnish Securities Market Act, Chapter 2, Section 10
21.5.2008	M-real's Capital Market's Day on 22 May 2008
21.5.2008	M-real raises the annual profit improvement programme target to EUR 150 million
27.5.2008	M-real's asset divestment programme proceeds

June

4.6.2008	European Commission conditionally approves the sale of Reflex mill
13.6.2008	M-real Reflex mill divestment to Arjowiggins cancelled
25.6.2008	Fair value of M-real's PVO shares defined

July

3.7.2008	Gain from the sale of Map Merchant Group adjusted
10.7.2008	M-real's full year 2008 operating profit excluding non-recurring items weaker than last year.
15.7.2008	Invitation to conference call and webcast presentation of M-real's financial results for January-June 2008 on 23 July 2008
23.7.2008	M-real's operating result excluding non-recurring items EUR -18 million for the first half of the year

September

29.9.2008	M-real sells its Graphic Papers Business Area
30.9.2008	Notification pursuant to Chapter 2, Section 10 of the Finnish Securities Market Act

October	
15.10.2008	Invitation to conference call and webcast presentation of M-real's financial results for January-September on 22 October 2008
22.10.2008	Changes to M-real's segment reporting
22.10.2008	M-real's operating result excluding non-recurring items EUR 16 million for January-September
November	
3.11.2008	EU clearance for sale of M-real's Graphic Papers Business
13.11.2008	M-real Corporation's financial reporting and annual general meeting in 2009
December	
15.12.2008	M-real's divestment of Graphic Papers expected to be closed at year end 2008
17.12.2008	M-real's fourth quarter and full year 2008 operating result excluding non-recurring items clearly weaker than previously expected
31.12.2008	M-real's divestment of Graphic Papers closed at year end 2008

m·real

Moody's Investor Service downgrades M-real's credit rating

M-real Corporation Stock Exchange Release 13 February 2009

Moody's Investors Service has today downgraded M-real Corporation's B3 rating to Caa1. The outlook of the rating remains negative.

Downgrade has an annual impact of approximately EUR 2 million on M-real's current annual financing costs.

M-REAL CORPORATION

Further information:
Juha Laine, Vice President, IR and Communications, tel. +358 10 465 4335

EXEMPTION NUMBER
82-3696

m·real

Notice Pursuant to the Finnish Securities Market Act, Chapter 2, Section 10

M-real Corporation Stock Exchange Release 9 February 2009

According to the information received on 6 February, 2009 by M-real Corporation, the shareholding of Financier de l'Echiquier SA (registration number 352 045 454) has on 5 February, 2009 decreased to 4.8 percent of the total share capital and to 1.6 percent of the total voting rights of M-real Corporation. The shareholding equals 5.5 percent of M-real's B-shares. In total, Financier de l'Echiquier owns 15 912 483 M-real Corporation's B-shares.

The total number of M-real shares is 328 165 612.

M-REAL CORPORATION

Further information:
Seppo Parvi, CFO, tel. +358 10 465 4321
Juha Laine, Vice President, IR and Communications, tel. +358 10 465 4335

EXEMPTION NUMBER
82-3696

m·real

Matti Mörsky to be appointed M-real's CFO

M-real Corporation Stock Exchange Release 6 February 2009

Matti Mörsky (56) will be appointed M-real Corporation's CFO. He will start in his new position at a later announced date. M-real's current CFO Seppo Parvi (44) will join another company at the latest in July 2009.

Matti Mörsky has worked for M-real in different positions since 1981. Currently, his position is SVP, Business Development and he is a member of the M-real Management Team.

M-REAL CORPORATION

Further information:
Juha Laine, Vice President, IR and Communications, tel. +358 10 465 4335

m-real

Notice of Annual General Meeting of M-real Corporation on 12 March 2009 at 3 p.m.

M-real Corporation Stock Exchange Release 5 February 2009

Notice is given to the shareholders of M-real Corporation to the annual general meeting to be held on 12 March 2009 at 3 p.m. at the Finlandia Hall at Mannerheimintie 13 e, Helsinki (entrances M3 and K3). The reception of persons who have registered for the meeting and the distribution of voting tickets will commence at 2 p.m.

A. Matters on the agenda of the general meeting

At the general meeting, the following matters will be considered:

1. Opening of the meeting

Review by the Chairman

2. Calling the meeting to order

3. Election of persons to scrutinize the minutes and to supervise the counting of votes

4. Recording the legality of the meeting

5. Recording the attendance at the meeting and adoption of the list of votes

6. Presentation of the annual accounts, the report of the board of directors and the auditor's report for 2008

Review by the CEO

7. Adoption of the annual accounts

8. Consideration of the annual result and the payment of dividend
The Board of Directors proposes that no dividend be distributed for the financial year 2008.

9. Resolution on the discharge of the members of the Board of Directors, the CEO and his deputy from liability

10. Resolution on the remuneration of the members of the board of directors

The Board of Directors' Nomination Committee proposes to the Annual General Meeting that the remuneration for the members of the Board of Directors be kept unchanged, i.e. the Chairman shall be paid EUR 6,375, Vice Chairman EUR 5,375 and ordinary members

EUR 4,200 per month. In addition, a fee of EUR 500 shall be paid for each meeting of the Board of Directors and its committees.

11. Resolution on the number of members of the board of directors

The Board of Directors' Nomination Committee proposes to the Annual General Meeting that the number of members of the Board of Directors would be nine (9) members.

12. Election of members of the board of directors

The Board of Directors' Nomination Committee proposes to the Annual General Meeting that Board members Martti Asunta, Kari Jordan, Erkki Karmila, Kai Korhonen, Runar Lillandt, Juha Niemelä and Antti Tanskanen be re-elected as members and that M.Edu. Liisa Leino and M.Sc. (Eng.) Erkki Varis be elected as new members of the Board of Directors. Leino acts as Chairman of the Board of Leinovalu Oy and, among other things, as a member of the Board of Rautaruukki Corporation. Mr Varis is the former CEO of Oy Metsä-Botnia Ab and acts, among other things, as a member of the Board of Pohjolan Voima Oy. The term of office of board members shall expire at the end of the next Annual General Meeting.

13. Resolution on the remuneration of the auditor

The Board of Directors proposes in accordance with the Audit Committee's recommendation that a fee in accordance with the auditor's invoice be paid to the auditor.

14. Election of auditor

The Board of Director proposes in accordance with the Audit Committee's recommendation that PricewaterhouseCoopers Oy be elected as auditor. The auditors' term of office shall expire at the end of the next Annual General Meeting.

15. Proposal by shareholder Tapio Nikkanen to merge the company's share classes
Shareholder Tapio Nikkanen proposes to the general meeting that the company's A- and B-share classes be merged with a ratio of 1:1.

16. Closing of the meeting

B. Documents of the general meeting

The proposals of the Board of Directors and its committees, the proposal of Mr Tapio Nikkanen as well as this notice are available on the company's website at www.m-real.com. The annual report of M-real Corporation, including the company's annual accounts, the report of the Board of Directors and the auditor's report, is available on the above-mentioned website no later than 5 March 2009.

The proposals of the Board of Directors and its committees, the proposal of Tapio Nikkanen and the annual accounts are also available at the meeting. Copies of these documents and of this notice will be sent to shareholders upon request. The minutes of the meeting will be available on the above-mentioned website no later than 26 March 2009.

C. Instructions for the participants in the general meeting

1. The right to participate and registration
Each shareholder, who
(i) is registered on 2 March 2009 in the shareholders' register of the company held by Euroclear Finland Ltd.; and
(ii) has given prior notice to the company not later that by 4 p.m. on 9 March 2009 has the right to participate in the general meeting.

A shareholder, whose shares are registered on his/her personal book-entry account, is registered in the shareholders' register of the company. A prior notice can be given:

a) by e-mail to eija.niittynen@m-real.com;
b) by telephone to +358 10 4654530;
c) by telefax to +358 10 4654529; or
d) by mail to M-real Corporation, Eija Niittynen, PO.Box 20, 02020 Metsä.

2. Proxy representative and powers of attorney
A shareholder may participate in the general meeting and exercise his/her rights at the meeting by way of proxy representation. A proxy representative shall produce a dated proxy document or otherwise in a reliable manner demonstrate his/her right to represent the shareholder at the general meeting. Possible proxy documents should be delivered in originals to the above address before the last date for registration.

3. Holders of nominee registered shares
A holder of nominee registered shares, who wants to participate in the general meeting, must be registered in the shareholders' register of the company on 2 March 2009, the record date of the meeting. A holder of nominee registered shares is advised to request necessary instructions regarding the registration in the shareholder's register of the company, the issuing of proxy documents and registration for the general meeting from his/her custodian bank.

4. Other instructions and information
The personal data given to the company is used only in connection with the general meeting and with the processing of related registrations.

Pursuant to chapter 5, section 25 of the Company's Act, a shareholder who is present at the general meeting has the right to request information with respect to the matters to be considered at the meeting.



On the date of this notice to the Annual General Meeting, the total number of shares in M-real Corporation is 36 339 550 A-shares and 291 826 062 B-shares carrying an aggregate of 1 018 617 062 votes.

In Espoo, 5 February 2009

M-REAL CORPORATION
Board of Directors

Unaudited

m·real

M-real Corporation
Financial Statements 2008

M-real's operating result excluding non-recurring items for 2008 EUR -35 million

Full year result for 2008

- Sales EUR 3,236 million (2007: 3,499)
- Operating result excluding non-recurring items EUR -35 million (75). Operating result including non-recurring items EUR -61 million (-49)
- Result before taxes excluding non-recurring items EUR -178 million (-67). Result before taxes including non-recurring items EUR -204 million (-191)
- Result per share from continuing operations excluding non-recurring items EUR -0.48 (-0.17), and, including non-recurring items EUR -0.55 (-0.51)

Result for October–December

- Sales EUR 722 million (Q3/2008: 826)
- Operating result excluding non-recurring items EUR -51 million (3). Operating result including non-recurring items EUR -161 million (-8)
- Result before taxes excluding non-recurring items EUR -87 million (-34). Result before taxes including non-recurring items EUR -197 million (-45)
- Result per share from continuing operations excluding non-recurring items EUR -0.17 (-0.13), and, including non-recurring items EUR -0.50 (0.15)

Events during the fourth quarter

- the sale of Graphic Papers business to Sappi was closed at end of December 2008

Events after the period

- The new management and reporting structure including the Consumer Packaging, Office Papers and Other Papers business areas as well as the Market Pulp and Energy reporting segment was announced.
- Statutory negotiations concerning 1,500 people in mill operations in Finland began.
- Statutory negotiations concerning 480 people began at the Hallein mill in Austria to discontinue paper production by the end of April. At Gohrsmühle, Germany, standard fine paper production will be discontinued during April while the production of speciality papers and uncoated fine paper reels and folio sheets will be expanded.
- The annual impairment testing resulted in the recognition of impairment losses of EUR 86 million in the results for the final quarter of 2008.
- A new EUR 80 million profit improvement programme and a separate programme of EUR 60 million to boost the cash flow were launched.

"The Graphic Papers divestment to Sappi, which is the most significant step in our strategic review so far, was closed at the end of December. This deal considerably improved M-real's profitability, financial position and outlook. The decline in demand late last year exceeded typical seasonal fluctuation and thus prompted us to launch statutory negotiations in January concerning mill operations in Finland. Cost inflation has eased off and we expect the impact of the new profit improvement programme together with the earlier implemented measures to clearly exceed the 2009 cost inflation. The main target for the year is to boost operative cash flow."

Mikko Helander, CEO, M-real Corporation

M-real is Europe's leading primary fibre paperboard producer and a major paper supplier. It offers premium solutions for consumer packaging and communications and advertising end-uses. M-real's sales network serves brand owners, converters, publishers, printing houses, merchants and office suppliers.

M-real is part of Metsäliitto Group and is listed on the NASDAQ OMX Helsinki Ltd. In 2008, M-real's sales totalled EUR 3.2 billion. M-real has approximately 6,500 employees

KEY FIGURES	2008	2007	2008 Q4	2008 Q3	2008 Q2	2008 Q1
Sales, EUR million	3,236	3,499	722	826	829	859
EBITDA, EUR million	254	398	-18	49	127	96
excl. non-recurring items, EUR million	192	313	4	60	55	73
Operating result, EUR million	-61	-49	-161	-8	71	37
excl. non-recurring items, EUR million	-35	75	-51	3	-1	14
Result before taxes						
from continuing operations, EUR million	-204	-191	-197	-45	36	2
excl. non-recurring items, EUR million	-178	-67	-87	-34	-36	-21
Result for the period						
from continuing operations, EUR million	-170	-168	-163	-44	37	0
from discontinued operations, EUR million	-338	-27	-62	-212	-45	-19
Total, EUR million	-508	-195	-225	-256	-8	-19
Result per share						
from continuing operations, EUR	-0.55	-0.51	-0.50	-0.15	0.10	0.00
from discontinued operations, EUR	-1.03	-0.08	-0.19	-0.64	-0.14	-0.06
Total, EUR	-1.58	-0.59	-0.69	-0.79	-0.04	-0.06
Result per share excl. non-recurring items, EUR	-0.48	-0.17	-0.17	-0.13	-0.12	-0.06
Return on equity, %	-10.4	-8.5	-43.3	-10.1	7.9	0.0
excl. non-recurring items, %	-9.0	-2.8	-14.5	-8.3	-7.4	-4.8
Return on capital employed, %	-1.3	-0.8	-19.7	-0.5	8.9	5.7
excl. non-recurring items, %	-0.5	2.8	-6.2	1.0	-0.2	2.9
Equity ratio at end of period, %	30.8	34.4	30.8	32.5	36.5	35.0
Gearing ratio at end of period, %	152	124	152	129	112	120
Net gearing ratio at end of period, %	90	99	90	114	100	100
Interest-bearing net liabilities	1,254	1,867	1,254	1,865	1,888	1,892
Gross investments, EUR million	128	259	39	38	30	21
Deliveries, 1,000 tonnes						
Paper businesses	1,761	1,911	394	438	448	481
Consumer Packaging	1,345	1,386	303	348	351	342
Personnel						
In continuing operations	6,546	7,241	6,546	6,679	7,035	6,866
In discontinued operations		2,267		2,159	2,322	2,256
Dividend proposed by the Board of Directors EUR/share	0.00	0.06				

Map Merchant Group divested in 2007 and Graphic Papers business divested in 2008 have been reported in Discontinued operations.

Result for 2008 compared to 2007

M-real's sales totalled EUR 3,236 million (2007: 3,499). Comparable sales were down 5.9%. The operating result was EUR -61 million (-49), and the operating result excluding non-recurring items was EUR -35 million (75).

The non-recurring items recognised in the operating result amounted to EUR -26 million net, the most significant being:

- EUR 86 million impairment charges under IAS 36, of which EUR 66 million were allocated to Other Papers, EUR 16 million to Office Papers and EUR 4 million to Consumer Packaging. Of these, EUR 20 million was recognised in goodwill.
- EUR 74 million recognised as realised fair value and capital gains from the sale of Pohjolan Voima shares in the Market Pulp and Energy segment.
- EUR 23 million positive effect in the Other Papers related to the sale of the New Thames mill and being freed from the pension liabilities of industrial operations in the UK, and other liabilities related to the closure of the Sittingbourne mill, as well as the removal of other responsibilities related to the closure of the Sittingbourne mill.
- EUR 14 million cost provision for streamlining M-real's business structure to reflect the divestment of Graphics Papers business in Other operations.
- EUR 13 million cost for the Pont Sainte Maxence (PSM) mill divested in June 2006 for a guarantee issued to the mill's energy supplier and for the write-down of receivables from PSM in Other operations.
- EUR 10 million cost provision and write-down for the closure of New Thames mill's cut-size operations in Office Papers.

Non-recurring items in 2007 totalled EUR -124 million, the most significant being:

- EUR 182 million net impairment loss, consisting of an impairment loss of EUR 185 million from the goodwill of Office Papers, and a EUR 3 million reversal of an impairment loss from the fixed assets of the Kyro paper mill in Consumer Packaging.
- EUR 135 million capital gain on the sale of Metsä-Botnia's shares in Other operations.
- EUR 16 million cost provision for finalising the closure of the Wifsta mill in Office Papers.
- EUR 16 million impairment loss due to the valuation of assets held for sale at the expected selling price in compliance with IFRS 5 in Other operations.

Compared with the previous year, the operating result, excluding non-recurring items, was weakened by increased wood raw material and energy costs, the stronger euro against the US dollar and British pound, and the considerable decrease in the demand in late 2008. The result was improved by implemented cost saving actions and price increases as well as the start up of the Metsä-Botnia Uruguay pulp mill in November 2007.

The total delivery volume of paper businesses in 2008 was 1,761,000 tonnes (2007: 1,911,000). Production was curtailed by 201,000 tonnes (100,000) in line with demand. The deliveries by Consumer Packaging amounted to 1,345,000 tonnes (1,386,000) and production curtailments were 73,000 tonnes (66,000).

Financial income and expenses over the period totalled EUR -142 million (-139). Foreign exchange gains and losses from accounts receivables, accounts payable, financial income and expenses and the valuation of currency hedging were EUR 13 million (1). Net interest and other financial expenses amounted to EUR -155 million (-140). Other financial expenses include EUR 0 million of valuation gains on interest rate derivatives (valuation gains: 6).

In the review year, the result from continuing operations before taxes was EUR -204 million (-191). The result from continuing operations before taxes, excluding non-recurring items, totalled EUR -178 million (-67). Income taxes, including the change in deferred tax liabilities, were EUR 34 million (23).

Earnings per share were EUR -1.58 (-0.59). Earnings per share from continuing operations excluding non-recurring items were EUR -0.48 (-0.17). Return on equity was -10.4% (-8.5), and -9.0% (-2.8) excluding non-recurring items. Return on capital employed was -1.3% (-0.8); excluding non-recurring items -0.5% (2.8).

Result for October-December compared with the previous quarter

M-real's sales totalled EUR 722 million (Q3/2008: 826). Comparable sales were down 12.6%. The operating result was EUR -161 million (-8), and the operating result excluding non-recurring items was EUR -51 million (3).

A net total of EUR -110 million was recognised as non-recurring items in the operating result for October-December. The total consisted of the following items:

- EUR 86 million impairment charges under IAS 36.
- EUR 14 million cost provision for the streamlining M-real's business structure to reflect the divestment of Graphics Papers business in Other operations.
- EUR 10 million cost provision and write-down for the closure of New Thames mill's cut-size operations in Office Papers.

The non-recurring items for the previous quarter totalled EUR -11 million net, consisting of the following items:

- EUR 13 million cost for the Pont Sainte Maxence (PSM) mill divested in June 2006 for a guarantee issued to the mill's energy supplier and for the write-down of receivables from PSM in Other operations.
- EUR 2 million gain from the sale of land property of the previously closed mills in Other operations.

The operating result compared with the previous quarter was weakened by the more than typical seasonal decrease in demand and production curtailments at Metsä-Botnia's mills. The result was improved by the implemented price increases.

The total delivery volume the paper businesses in October-December was 394,000 tonnes (438,000). Production was curtailed by 75,000 tonnes in line with demand (63,000). Consumer Packaging's deliveries amounted to 303,000 tonnes (348,000) and production curtailments were 48,000 tonnes (7,000).

Financial income and expenses in the review period totalled EUR -36 million (-37). Foreign exchange gains and losses from accounts receivables, accounts payable, financial income and expenses and the valuation of currency hedging were EUR 11 million (1). Net interest and other financial expenses amounted to EUR -47 million (-38). Other financial expenses include EUR -3 million of valuation loss on interest rate derivatives (valuation loss: -2).

In October-December, the result from continuing operations before taxes was EUR -87 million (-34). The result from continuing operations before taxes, excluding non-recurring items, totalled EUR -197 million (-45). Income taxes, including the change in deferred tax liabilities, came to EUR 34 million (1).

Earnings per share were EUR -0.69 (-0.79). Excluding non-recurring items, earnings per share from continuing operations were EUR -0.17 (-0.13). Return on equity was -43.3% (-10.1), excluding non-recurring items EUR -14.5 (-8.3). The return on capital employed was -19.7% (-0.5); excluding non-recurring items, -6.2% (1.0).

Personnel

The number of personnel in continuing operations was 6,546 on 31 December 2008 (31 December 2007: 7,241), of which 2,258 (2,474) worked in Finland. M-real's number of personnel incorporates 30% of Metsä-Botnia's personnel.

Investments

Gross investments in 2008 totalled EUR 128 million (2007: 259), including a EUR 29 million share of Metsä-Botnia's investments (122). Metsä-Botnia's investment share is based on M-real's 30% share of ownership.

Structural change

M-real's profit improvement and complexity reduction programme, launched in November 2007, was implemented according to the targets. As part of the programme, the Lielahti BCTMP mill and coated magazine PM2 of the Kangas were closed in early 2008. The Publishing and Commercial Printing business areas were combined under the Graphic Papers business area. At the same time, projects were launched to simplify the coated magazine paper business concept and to streamline the sales and marketing organisation. The total annual profit improvement target excluding the divested Graphic Papers business was EUR 105 million. The full impact on result will be achieved by the end of 2010.

In February 2008, M-real published a target of a minimum of EUR 200 million from asset divestments, which should be achieved by the end of the first quarter of 2009. The target was clearly exceeded after the closing of the sale of Graphic Papers business, and the value of the divestments amounted to over EUR 900 million in 2008. In addition, the programme included the sale of the New Thames mill and the 100,000 Pohjolan Voima's B2 shares. The positive cash effect of the New Thames mill sale, including the pension liabilities of the industrial operations in the UK, was approximately EUR 82 million. A profit of approximately EUR 24 million was booked from the transaction. The positive cash effect from the sale of 100,000 Pohjolan Voima B2 shares was EUR 80 million and the non-recurring effect on result EUR 74 million.

As announced in June 2008, the sale of the Reflex mill to Arjowiggins was cancelled. The European Commission granted a conditional approval for the sale, but the conditions made the transaction impossible to carry out in practice.

In December 2008, M-real's sale of Graphic Papers business to the South African Sappi Limited was closed. The total value of the divestment was EUR 750 million. The transaction consideration consisted of EUR 480 million in cash and assumed debt, a EUR 220 million vendor loan note from Sappi to M-real and EUR 50 million of newly issued shares in Sappi. M-real's net debt decreased by about EUR 630 million at the closing of the transaction. The sale comprised the Kirkniemi and Kangas mills in Finland, the Stockstadt mill in Germany and the Biberist mill in Switzerland, with a total capacity of 1.9 million tonnes. As part of the transaction, M-real and Sappi entered also into a long-term agreement on the supply of pulp and BCTMP and other smaller services and supplies. Of the Graphic Papers Business Area's units, the paper mills in Hallein, Gohrsmühle, Reflex and Äänekoski, as well as the Husum mill's paper machine 8 remained in M-real's ownership. The Äänekoski paper mill and Husum mill's PM8 continue production for Sappi under a long-term contract.

In September 2008, M-real announced to be planning the discontinuation of the standard coated fine paper production at the Hallein and Gohrsmühle mills based on earlier examined strategic options. Both mills have been loss-making for a long period of time. In January 2009 at the Hallein mill, Austria, statutory negotiations concerning 480 people were began to plan the discontinuation of the paper production by the end of April. At Gohrsmühle mill, Germany, the standard coated fine paper production will be discontinued during April and its effects are being reviewed. At Gohrsmühle, it has already been decided that the production of speciality papers as well as uncoated fine paper reels and folio sheets will be expanded. The combined annual production capacity of standard coated fine paper at Hallein and Gohrsmüle mills is about 0.6 million tonnes. M-real continues to explore various options for the Hallein pulp mill.

The strategic review of the paper business continues.

Financing

At year-end of 2008, M-real's equity ratio was 30.8% (31 December 2007: 34.4) and the gearing ratio 152% (2007: 124) and the net gearing being 90 (99). Some of M-real's financing agreements set a 120% limit on the company's net gearing ratio and a 30% limit on the equity ratio. Calculated as defined in the loan agreements, the net gearing ratio at the end of the year was approximately 74% (86) and the equity ratio some 36% (40).

Interest-bearing net liabilities totalled EUR 1,254 million at the end the year (1,867). Foreign-currency-denominated loans accounted for 12%, 95% were floating-rate and the rest were fixed-rate. At the end of 2008, the average interest rate on loans was 7.0% and the average maturity of long-term loans 2.9 years. The interest rate maturity of loans was 3.4 months at the end of the year. During the year, the interest rate maturity has varied between 3 and 6 months.

Cash flow from operations amounted to EUR 118 million (Q1–Q4/2007: 325). Working capital was down by EUR 7 million (down 42).

At year-end, an average of 4.6 months of the net foreign currency exposure was hedged. The level of hedging varied between 4 and 6 months during the period. Approximately 88% of non-euro-denominated equity was hedged at the end of the review period.

Liquidity is at a good level. The approximately EUR 400 million cash settlement in December from the divestment to Sappi boosted M-real's liquidity and financing position considerably. Liquidity at the end of the period was EUR 1,454 million, of which EUR 904 million consisted of committed long-term credit facilities and EUR 550 million of liquid assets and investments. The company had also interest-bearing receivables worth EUR 303 million. In addition, to meet its short-term financing needs, the company had at its disposal non-binding domestic and foreign commercial paper programmes and credit facilities amounting to some EUR 550 million.

Shares

In 2008, the highest price of M-real's B shares on the NASDAQ OMX Helsinki Ltd was EUR 3.28, the lowest EUR 0.67, and the average price EUR 1.59. At year-end, the price of the B share was EUR 0.69.

The trading volume of B shares was EUR 1,004 million, or 217% of the share capital. The market value of the A and B shares totalled EUR 232 million at the year-end.

At year-end, Metsäliitto Cooperative owned 38.6% of M-real Corporation's shares, and the voting rights conferred by these shares was 60.5%. International investors' holdings were 25%.

On 9 January, Norges Bank's (Central Bank of Norway) holding in M-real increased to 5.3% of the share capital and 1.7% of the voting rights.

On 2 May, Hermes Focus Asset Management Europe Ltd's holding in M-real decreased to 4.9% of the share capital and 2.3% of the voting rights.

On 29 September, Financier de l'Echiquier SA's holding in M-real increased to 5.1% of the share capital and 1.6% of the voting rights.

The Annual General Meeting on 13 March resolved to delete from the company's Articles of Association the stipulation on the minimum and maximum share capital, the record date provisions of book-entry system and the section concerning the par value of company's share.

The company does not possess its own shares.

Consideration of the result for the financial year and dividend

The distributable funds of the parent company as of 31 December 2008 were EUR -303,901,093.04 of which the result for the financial year is EUR -535,312,028.39.
In its meeting on 5 February, the Board of Directors decided to propose to the Annual General Meeting, to be held on 12 March 2008 that no dividend is paid for the financial year 2008. For 2007, paid dividend per share was EUR 0.06, in total EUR 19.7 million.

The Annual General Meeting in March elected as members of M-real's Board of Directors Heikki Asunmaa, Counsellor of Forest Economy; Martti Asunta, M. Sc. (Forestry); Kari Jordan, President and CEO of Metsäliitto Group; Erkki Karmila, LL.M.; Kai Korhonen, M. Sc. (Technology); Runar Lillandt, Counsellor of Agriculture; Juha Niemelä, Honorary Counsellor; and Antti Tanskanen, Minister. The term of office of the members of the Board of Directors expires at the end of the next Annual General Meeting. At its organising meeting following the Annual General Meeting, the Board of Directors elected Kari Jordan as its Chairman and Martti Asunta as its Vice Chairman.

The Annual General Meeting elected as M-real's auditor Authorized Public Accountants PricewaterhouseCoopers Oy. The term of office of the auditor expires at the end of the next Annual General Meeting.

Events after the review period

The new management and reporting structure including the Consumer Packaging, Office Papers and Other Papers business areas as well as the Market Pulp and Energy reporting segment was announced.

Statutory negotiations concerning 1,500 people at mill operations in Finland began.

Statutory negotiations concerning 480 people began at the Hallein mill, Austria, to plan the discontinuation of paper production by the end of April. At Gohrsmühle, Germany, standard fine paper production will be discontinued during April while the production of uncoated fine paper reels and folio sheets will be expanded.

Standard & Poor's downgraded M-real's B- rating to CCC+. The outlook of the rating remains negative. Downgrade has an annual impact of approximately EUR 2 million on annual financing costs.

On 5 January 2008, M-real launched a new profit improvement programme with an annual target of EUR 80 million. The programme targets at savings in the business areas and streamlining the support functions to reflect the new company structure after the divestment of Graphic Papers. The full annual effect of the programme will be visible from 2011. The majority of the profit improvement measures are expected to be implemented in 2009, and the profit impact is estimated to be EUR 20-25 million in 2009. The related non-recurring costs booked during 2009 are expected to be about EUR 18 million. At the same time, M-real will also implement a separate EUR 60 million programme to boost the 2009 cash flow including e.g. reduction of operating net working capital and cuts in investments.

Outlook

The demand for M-real's main products in Europe is expected to improve during the first quarter compared with the exceptionally low demand in late last year. The demand appears, however, to remain at a lower level compared with the beginning of last year. The general uncertainty of the economy poses challenges to the short-term forecasting.

The price increases for folding boxboard in late 2008 are visible in the average prices during the early part of this year. Folding boxboard prices are targeted to be increased later this year when market situation so enables. Despite the weakening demand for coated papers, the prices are targeted to be increased. For uncoated fine papers the need for price increases is great, however, due to the market situation their implementation is deferred to a later date. In the short term the aim is to maintain the current price level of uncoated fine papers.

Cost inflation is expected to ease considerably during 2009. Currently, it seems that the impact of the new profit improvement programme together with the earlier implemented measures will clearly exceed the 2009 cost inflation.

With the above factors taken in account, M-real's operating result for first quarter of 2009, excluding non-recurring items, is expected to improve seasonally from the fourth quarter of 2008 but to remain clearly negative.

Near-term business risks

The financial market crisis has brought down consumer demand and investment activity. The uncertainty of the global economy has also negatively affected the operational preconditions of the European paper and paperboard industry; in addition, the risk of a prolonged slow-down of the global economy exists. Production may have to be curtailed more than planned as a result from the weakened demand.

The risk of the Euro strengthening further still exists although compared to the US dollar the trend seems to have reversed.

Because the forward-looking estimates and statements of this financial statements release are based on current plans and estimates, they contain risks and other uncertain factors which may lead the results to differ from the statements concerning them. In the short term, M-real's result will be influenced, in particular, by the price of, and demand for finished products, the availability and price of wood, other raw material costs, the price of energy, and the exchange rate of the US dollar. More information about longer-term risk factors can be found on pages 28–29 of M-real's 2007 Annual Report.

M-REAL CORPORATION

Further information:
Seppo Parvi, CFO, tel. +358 10 465 4321
Juha Laine, Vice President, IR and Communications, tel. +358 10 465 4335

Further information on 5 February, 2009 from 12:30 p.m. (EET). The conference call and webcast for investors and analysts begins at 3 p.m. (EET).

M-real's annual report, including financial statements, report of the Board of Directors and auditor's report, will be available at company's website www.m-real.com at the latest on 5 March, 2009.

BUSINESS AREAS AND MARKET DEVELOPMENT

Consumer Packaging	2008	2007	2008 Q4	2008 Q3	2008 Q2	2008 Q1	2007 Q4
Sales, EUR million	1,061	1,069	248	274	274	266	259
EBITDA, EUR million	108	150	11	37	23	37	26
excl. non-recurring items	109	156	11	37	23	38	27
Operating result, EUR million	24	61	-13	17	3	17	-1
excl. non-recurring items	29	77	-9	17	3	18	7
Return on capital employed, %	3.2	7.8	-6.0	8.3	1.4	8.7	0.1
excl. non-recurring items, %	3.8	9.7	-4.0	8.3	1.4	9.2	3.8
Deliveries, 1,000 tonnes	1,345	1,386	303	348	351	342	336
Production, 1,000 tonnes	1,336	1,398	293	347	335	361	339

Year 2008 compared to 2007

Consumer Packaging business area's operating result, excluding non-recurring items, amounted to EUR 29 million (2007: 77). The result was weakened by severe cost inflation, production curtailments at Metsä-Botnia's mills in Finland as well as the stronger euro against the US dollar and British pound. At the same time, the profitability was improved by implemented cost saving actions and achieved price increases.

A cost provision of EUR 1 million was booked for finalising the closure of Lielahti BCTMP mill, and a EUR 4 million in impairment charge under IAS 36.

The result for the previous year included non-recurring items of EUR -16 million.

The deliveries of European folding boxboard producers decreased by 4% compared with the previous year. Correspondingly, M-real's deliveries of folding boxboard were at the same level as in 2007. The average selling price compared to the previous year was higher despite the weakened US dollar and the British pound.

The delivery volume of linerboard decreased from the previous year. The selling price for wallpaper base paper increased clearly from previous year.

Result for October–December compared with the previous quarter

The Consumer packaging business area's operating result excluding non-recurring items decreased compared with the third quarter and was EUR -9 million (Q3/2008: 17). The result was weakened by production curtailments at Metsä-Botnia's mills in Finland and more than seasonally decreased demand for products.

EUR -4 million was booked as a non-recurring item for the fourth quarter result relating to the impairment charge under IAS 36.

The result for the previous quarter did not include any non-recurring items.

The deliveries of European folding boxboard producers decreased by 8% compared with the previous quarter. M-real's folding boxboard deliveries decreased by 13%. The achieved price increases and the strengthened US dollar improved the average selling price.

The delivery volume for linerboard was lower than in the previous quarter. The implemented price increases and the strengthened US dollar improved the euro-denominated selling price.

Office Papers	2008	2007	2008 Q4	2008 Q3	2008 Q2	2008 Q1	2007 Q4
Sales, EUR million	804	888	174	203	204	223	213
EBITDA, EUR million	35	66	-3	11	10	17	26
excl. non-recurring items	37	93	-1	11	10	17	23
Operating result, EUR million	-53	-196	-38	-6	-7	-2	-179
excl. non-recurring items	-29	17	-14	-6	-7	-2	4
Return on capital employed, %	-7.4	-21.0	-25.6	-3.2	-3.2	-0.6	-79.9
excl. non-recurring items, %	-3.8	2.2	-9.2	-3.2	-3.2	-0.6	2.3
Deliveries, 1,000 tonnes	1,081	1,194	237	270	274	300	284
Production, 1,000 tonnes	905	1,219	177	226	245	257	279

Year 2008 compared to 2007

The 2008 operating result for the Office Papers business area, excluding non-recurring items, was EUR -29 million (2007: EUR 17). The result was weakened by the increased raw material costs, especially of wood raw material and the decrease in demand for products.

The non-recurring items recognised in the operating result were EUR -24 million net:

- EUR 16 million impairment charges under IAS 36.
- EUR 10 million cost provision and write-down for the closure of New Thames mill's cut-size operations.
- EUR 2 million reduction of cost provision related to the profit improvement programme announced in 2007.

The result for the previous year included non-recurring items for EUR -213 million net.

The total deliveries by European uncoated fine paper producers decreased by 4%. Deliveries by Office Papers decreased by 9%. The figure includes the effect of the closure of the Wifsta mill.

Result for October–December compared with the previous quarter

The operating result for the Office Papers business area, excluding non-recurring items, decreased compared to third quarter and totalled EUR -14 million (Q3/2008: -6). The main factors were the decrease in the average selling price mainly resulting from the weakened British pound and the more than seasonally decreased demand for products.

The non-recurring items recognised in the operating result in the fourth quarter were EUR -24 million net:

- EUR 16 million impairment charges under IAS 36.
- EUR 10 million cost provision and write-down for the closure of New Thames mill's cut-size operations.
- EUR 2 million reduction of cost provision related to the profit improvement programme announced in 2007.

The result for the previous quarter did not include any non-recurring items.

Total deliveries by European uncoated fine paper producers decreased by 2%. The Office Papers total deliveries decreased by 12%.

Other Papers	2008	2007	2008 Q4	2008 Q3	2008 Q2	2008 Q1	2007 Q4
Sales, EUR million	622	657	147	153	158	164	161
EBITDA, EUR million	45	1	-1	7	8	31	-4
excl. non-recurring items	23	11	1	7	9	7	-1
Operating result, EUR million	-59	-36	-75	-3	-2	21	-12
excl. non-recurring items	-15	-30	-8	-3	-1	-3	-10
Return on capital employed, %	-14.3	-9.1	-63.5	-2.3	-1.2	18.1	-11.4
excl. non-recurring items, %	-3.4	-7.2	-5.8	-2.3	-0.8	-2.6	-9.1
Deliveries, 1,000 tonnes	680	718	157	168	174	181	177
Production, 1,000 tonnes	705	743	160	170	186	190	182

Year 2008 compared to 2007

The 2008 operating result for Other Papers, excluding non-recurring items, was EUR -15 million (2007: -30). The result was improved by the implemented cost saving actions, the start up of Metsä-Botnia's Uruguay mill in November 2007 and price increases in coated fine paper. The result was decreased by the increased wood raw material and energy costs, the strengthened euro compared to the US dollar and the British pound as well as the curtailments at the pulp mills.

The non-recurring items recognised in the operating result in the fourth quarter were EUR -44 million net:

- EUR 66 million impairment loss under IAS 36 related to Hallein.
- EUR 23 million positive effect related to the sale of the New Thames mill and being freed from the pension liabilities of industrial operations in the UK, as well as the removal of other responsibilities related to the closure of the Sittingbourne mill.
- EUR 1 million of write-downs of other fixed assets.

The result for the previous year included non-recurring items of EUR -6 million net.

Total deliveries by European coated fine paper producers decreased by 3% compared with the previous year. Other Papers total deliveries decreased by 5%.

Result for October–December compared with the previous quarter

Other Papers business area's operating result weakened compared to the third quarter and was EUR -8 million (Q3/2008: -3). The result was weakened by the more than seasonally decreased demand as well as the production curtailments at Metsä-Botnia's mills. The result was improved by the increased selling prices and the strengthened US dollar compared to euro.

The non-recurring items recognised in the operating result in the fourth quarter were:

- EUR 66 million impairment loss under IAS 36 related to Hallein.
- EUR 1 million of write-downs of other fixed assets.

There were no non-recurring items in the previous quarter.

Total deliveries by European coated fine paper producers decreased from the previous quarter by 9%. Other Papers total deliveries decreased by 7% compared with the previous quarter.

Market Pulp and Energy	**2008**	**2007**	**2008 Q4**	**2008 Q3**	**2008 Q2**	**2008 Q1**	**2007 Q4**
Sales, EUR million	644	596	150	172	160	162	147
EBITDA, EUR million	148	54	8	23	96	21	11
excl. non-recurring items	73	55	8	23	22	21	12
Operating result, EUR million	106	25	-2	12	86	10	7
excl. non-recurring items	32	26	-2	12	12	10	8
Return on capital employed, %	12.6	3.1	-1.3	5.1	37.3	4.7	3.5
excl. non-recurring items, %	3.6	3.2	-1.3	5.1	4.8	4.7	4.1
Deliveries, 1,000 tonnes	1,115	997	264	291	279	281	247

The 2008 operating result of the Market Pulp and Energy reporting segment, excluding non-recurring items, was EUR 31 million (2007: 26). Profitability was improved by the start-up of Metsä-Botnia's Uruguay mill in November 2007 and weakened by increased wood raw material costs and production curtailments at Metsä-Botnia's mills.

EUR 74 million, recognised as realised fair value and capital gains from the sale of Pohjolan Voima shares, was transferred from Other operations to the Market Pulp and Energy segment.

The result for the previous year included non-recurring items of EUR -1 million.

Result for October–December compared with the previous quarter

The result for the Market Pulp and Energy segment compared to the third quarter was weakened and was EUR -2 million (Q3/08: 12). The result was weakened mainly by the more than normal seasonal decrease in demand for pulp and the lower selling price of pulp.
The result was improved by lower wood raw material costs. The result did not include any non-recurring items.

There were no non-recurring items in the previous quarter.

The financial statements are unaudited.

Condensed consolidated income statement Continuing operations, EUR million	**2008**	**2007**	**Change**	**2008 Q4**	**2008 Q3**
Sales	**3,236**	**3,499**	**-263**	**722**	**826**
Other operating income	182	195	-13	9	24
Operating expenses	-3,164	-3,296	132	-749	-801
Depreciation and impairment losses	-315	-447	132	-143	-57
Operating result	**-61**	**-49**	**-12**	**-161**	**-8**
% of sales	-1.9	-1.4		-22.3	-1.0
Share of results in associated companies	-1	-3	2	0	0
Exchange gains and losses	13	1	12	11	1
Other net financial items	-155	-140	-15	-47	-38
Result before taxes from continuing operations	**-204**	**-191**	**-13**	**-197**	**-45**
% of sales	-6.3	-5.5		-27.3	-5.4
Income taxes	34	23	**11**	34	0.1
Result for the period from continuing operations	**-170**	**-168**	**-2**	**-163**	**-44**
% of sales	-5.3	-4.8	-4.6	-22.6	-5.4
Result from discontinued operations	**-338**	**-27**	**-311**	**-62**	**-212**
Result for the period	**-508**	**-195**	**-313**	**-225**	**-256**
% of sales	-15.7	-5.6		-31.2	-31.0
Attributable to					
Shareholders of parent company	-517	-194	-323	-225	-261
Minority interest	9	-1	10	0	5
Earnings per share for result attributable to shareholders of parent company (EUR/share)					
from continuing operations	-0.55	-0.51	-0.04	-0.50	-0.15
from discontinued operations	-1.03	-0.08	-0.95	-0.19	-0.64
Total	-1.58	-0.59	-0.99	-0.69	-0.79

Taxes include taxes corresponding to the result for the period under review.

Condensed consolidated balance sheet EUR million	31.12. 2008	%	31.12. 2007	%
Assets				
Non-current assets				
Goodwill	51	1.1	172	3.1
Other intangible assets	51	1.1	38	0.7
Tangible assets	1,808	40.1	2,820	51.4
Biological assets	57	1.3	47	0.9
Investments in associated companies	63	1.5	64	1.2
Available for sale investments	440	9.8	343	6.2
Non-current financial assets	232	5.1	9	0.2
Deferred tax receivables	5	0.1	4	0.1
	2,707	60.1	**3,512**	64.1
Current assets				
Inventories	505	11.2	619	11.3
Accounts receivables and other receivables	743	16.5	970	17.7
Cash and cash equivalents	550	12.2	380	6.9
	1,798	39.9	**1,969**	35.9
Total assets	**4,505**	100	**5,481**	100
SHAREHOLDERS' EQUITY AND LIABILITIES				
Shareholders' equity				
Equity attributable to shareholders of parent company	**1,329**	29.5	**1,830**	33.4
Minority interest	57	1.3	52	0.9
	1,386	30.8	**1,882**	34.3
Non-current liabilities				
Deferred tax liabilities	232	5.1	290	5.3
Post-employment benefit obligations	98	2.2	159	2.9
Provisions	99	2.2	72	1.3
Borrowings	1,568	34.8	1,883	34.4
Other liabilities	18	0.4	38	0.7
	2,015	44.7	**2,442**	44.6
Current liabilities				
Current borrowings	538	12.6	453	8.3
Accounts payable and other liabilities	566	11.9	704	12.8
	1,104	24.5	**1,157**	21.1
Total liabilities	3 119	69.2	**3,599**	65.7
Total shareholders' equity and liabilities	**4,505**	100	**5,481**	100

Condensed consolidated cash flow statement

EUR million	2008	2007	2008 Q4	2008 Q3
Result for the period	-508	-196	-225	-256
Total adjustments	619	479	215	278
Change in working capital	7	42	26	41
Cash flow arising from operations	**118**	**325**	**16**	**63**
Net financial items	-193	-160	-129	-10
Income taxes paid	-22	-38	-2	3
Net cash flow arising from operating activities	**-97**	**127**	**-115**	**56**
Investments in tangible and intangible assets	-128	-259	-39	-38
Divestments of assets and other	507	628	366	3
Net cash flow arising from investing activities	**379**	**369**	**327**	**-35**
Share issue, minority interest	2	6	0	0
Changes in long-term loans and other financial items	-95	-282	202	40
Dividends paid	-20	-20	0	0
Net cash flow arising from financing activities	**-113**	**-296**	**202**	**40**
Changes in cash and cash equivalents	**169**	**200**	**414**	**61**
Cash and cash equivalents at beginning of period	380	182	133	73
Translation difference in cash and cash equivalents	1	-2	0	2
Changes in cash and cash equivalents	169	200	414	61
Assets held for sale	0	0	3	-3
Cash and cash equivalents at end of period	**550**	**380**	**550**	**133**

Statement of changes in shareholders' equity

EUR million	Share capital	Share premium	Translation difference	Fair value and other reserves	Retained earnings	Minority interest	Total
Shareholders' equity according to IFRS, 1 Jan. 2007 (as revised)	**558**	**667**	**3**	**222**	**605**	**63**	**2,118**
Translation differences			-34			-3	-37
Net investment hedge			28				28
Available for sale investments				8			8
recorded in equity				-22			-22
transferred to income statement's other operating income							
Currency flow hedges, recorded in equity transferred to income statement's sales							
Interest flow hedges recorded in equity							
Commodity hedges recorded in equity				9			9
Transferred to income statement's purchases				9			9
Tax on equity components			-8	-1			-9
Net expenses recognised directly in equity			-14	3		-3	-14
Result for the period					-194	-1	-195
Total recognised income and expenses for the period			-14	3	-194	-4	-209
Related party transactions							
Changes in minority interest							
Sale of Metsä-Botnia shares (9%)						-11	
Metsä-Botnia restructuring in Uruguay						5	
Total						-6	-6
Dividends paid					-20	-1	-21
Related party transactions					-20	-7	-27
Shareholders' equity 31 Dec. 2007, IFRS	**558**	**667**	**-11**	**225**	**391**	**52**	**1,882**

Shareholders' equity according to IFRS 1 Jan. 2008 (as revised)	**558**	**667**	**-11**	**225**	**391**	**52**	**1,882**
Translation differences			-17			2	-15
Net investment hedge			26				26
Available for sale investments							
recorded in equity				115			115
transferred to income statement's other operating income				-28			-28
Currency flow hedges							
recorded in equity				-21			-21
transferred to income statement's sales				3			3
Interest flow hedges							
recorded in equity				-4			-4
transferred income							-1
statement's financial items				-1			
Commodity hedges							
recorded in equity				-17			-17
transferred income statement's purchases				-1			-1
Tax on equity components			-7	-12			-19
Net expenses recognised directly in equity			2	34		2	38
Result for the period					-517	9	-508
Total recognised income and expenses for the period			2	34	-517	11	-470
Related party transactions							
Changes in minority interest							
Metsä-Botnia restructuring in Uruguay						-6	
						-6	-6
Dividends paid					-20	0	-20
Related party transactions					-20	-6	-26
Shareholders' equity 31 Dec. 2008, IFRS	**558**	**667**	**-9**	**259**	**-146**	**57**	**1,386**

Key ratios	2008	2007	2008 Q4	2008 Q3
Sales, EUR million	3,236	3,499	722	826
EBITDA, EUR million	254	398	-18	49
excl. non-recurring items, EUR million	192	313	4	60
Operating result, EUR million	-61	-49	-161	-8
excl. non-recurring items, EUR million	-35	75	-51	3
Result from continuing operations				
before taxes, EUR million	-204	-191	-197	-45
excl. non-recurring items, EUR million	-178	-67	-87	-34
Result for the period				
from continuing operations, EUR million	-170	-168	-163	-44
from discontinued operations, EUR million	-338	-27	-62	-212
Total, EUR million	-508	-195	-225	-256
Earnings per share				
from continuing operations, EUR	-0.55	-0.51	-0.50	-0.15
from discontinued operations, EUR	-1.03	-0.08	-0.19	-0.64
Total, EUR	-1.58	-0.59	-0.69	-0.79
Earnings per share, excl. non-recurring items				
from continuing operations, EUR	-0.48	-0.17	-0.17	-0.13
Return on equity, %	-10.4	-8.5	-43.3	-10.1
excl. non-recurring items, %	-9.0	-2.8	-14.5	-8.3
Return on capital employed, %	-1.3	-0.8	-19.7	-0.5
excl. non-recurring items, %	-0.5	2.8	-6.2	1.0
Equity ratio at end of period, %	30.8	34.4	30.8	32.5
Gearing at end of period, %	152	124	152	129
Net gearing at end of period, %	90	99	90	114
Shareholders' equity per share at end of period, EUR	4.05	5.58	4.05	4.77
Net interest-bearing liabilities				
at end of period, EUR million	1,254	1,867	1,254	1,865
Gross capital expenditure, EUR million	128	259	39	38
Deliveries, 1,000 tonnes				
Paper business	1,761	1,911	394	438
Consumer Packaging	1,345	1,386	303	348
Personnel at end of period	6,546	9,508	6,546	8,838
In continuing operations	6,546	7,241	6,546	6,679
In discontinued operations		2,267		2,159

Securities and guarantees EUR million	**2008**	**2007**
For own liabilities	61	61
On behalf of associated companies	1	1
On behalf of Group companies	5	4
On behalf of others	2	3
Total	**69**	**69**

Open derivative contracts EUR million	**2008**	**2007**
Interest rate derivatives	1,286	1,954
Foreign exchange derivatives	2,805	3,809
Other derivatives	185	133
Total	**4,276**	**5,896**

The fair value of open derivative contracts calculated at market value was EUR 15.0 million at the end of the review period (EUR 14.7 million 31 December 2007).

The gross amount of open contracts also includes closed contracts, totalling EUR 2,068.8 million (31 December 2007: EUR 2,713.9 million).

Commitments related to fixed assets EUR million	**2008**	**2007**
Payments in less than a year	0	22
Payments later	1	4

Changes in property, plant and equipment EUR million	**2008**	**2007**
Carrying value at beginning of year	2,820	3,156
Capital expenditure	128	250
Decrease	-670	-186
Depreciation and impairment losses	-282	-228
Depreciation and impairment losses related to discontinued operations	-149	-118
Translation difference	-39	-54
Carrying value at year-end	**1,808**	**2,820**

Depreciation and impairment losses related to discontinued operations include Graphic Papers business and in 2007 also Map Merchant business.

Related-party transactions
Transactions with parent company and sister companies EUR million

	2008	2007
Sales	34	34
Other operating income	3	138
Purchases	571	549
Interest income	7	3
Interest expenses	4	8
Non-current receivables	5	19
Current receivables	49	41
Non-current liabilities	0	1
Current liabilities	228	149

Transactions with associated companies	2008	2007
Sales	0	0
Purchases	4	4
Non-current receivables	0	0
Current receivables	7	7
Current liabilities	2	3

Accounting policies

The financial statements were prepared in accordance with the IAS 34 standard Interim Financial Reporting and the accounting policies presented in M-real's Annual Report 2007.

The figures in the financial statement release are unaudited.

Taxes include taxes corresponding to the result for the period under review.

Calculation of key ratios

Return on equity (%)	=	(Result from continuing operations before tax - direct taxes) per (Total equity (average))
Return on capital employed (%)	=	(Result from continuing operations before tax + interest expenses, net exchange gains/losses and other financial expenses) per (Total assets of continuing operations - non-interest-bearing liabilities of continuing operations (average))
Equity ratio (%)	=	(Total equity) per (Total assets - advance payments received)
Gearing ratio (%)	=	(Interest-bearing liabilities) per (Total equity)
Net gearing ratio (%)	=	(Interest-bearing liabilities - liquid funds - interest-bearing receivables) per (Total equity)
Earnings per share	=	(Profit attributable to shareholders of parent company) per (Adjusted number of shares (average))
Shareholders' equity per share	=	(Equity attributable to shareholders of parent company) per (Adjusted number of shares at end of review period)

Quarterly information

Sales and result by segment, EUR million	2008	2007	2008 Q4	2008 Q3	2008 Q2	2008 Q1	2007 Q4	2007 Q3
Consumer Packaging	1,061	1,069	248	274	274	266	259	267
Office Papers	804	888	174	203	204	223	213	213
Other Papers	622	657	147	153	158	164	161	162
Market Pulp and Energy	644	596	150	172	160	162	147	157
Internal sales and other operations	105	289	3	24	33	44	48	71
Sales	**3,236**	**3,499**	**722**	**826**	**829**	**859**	**828**	**870**
Consumer Packaging	108	150	11	37	23	37	26	51
Office Papers	35	66	-3	11	10	17	26	26
Other Papers	45	1	-1	7	8	31	-4	8
Market Pulp and Energy	148	54	8	23	96	21	11	17
Other operations	-82	127	-33	-29	-10	-10	5	-3
EBITDA	**254**	**398**	**-18**	**49**	**127**	**96**	**64**	**99**
% of sales	7.8	11.4	-2.5	5.9	15.3	11.2	7.7	11.4
Consumer Packaging	24	61	-13	17	3	17	-1	31
Office Papers	-53	-196	-38	-6	-7	-2	-179	9
Other Papers	-59	-36	-75	-3	-2	21	-12	1
Market Pulp and Energy	106	25	-2	12	86	10	7	9
Other operations	-79	97	-33	-28	-9	-9	-3	-6
Operating result	**-61**	**-49**	**-161**	**-8**	**71**	**37**	**-188**	**44**
% of sales	-1.9	-1.4	-22.3	-1.0	8.6	4.3	-22.7	5.1

Non-recurring items EUR million	2008	2007	2008 Q4	2008 Q3	2008 Q2	2008 Q1	2007 Q4	2007 Q3
Consumer Packaging	-5	-16	-4	0	0	0	-8	0
Office Papers	-24	-213	-24	0	0	0	-183	0
Other Papers	-44	-6	-67	0	-1	24	-2	8
Market Pulp and Energy	74	-1	0	0	74	0	-1	0
Other operations	-27	113	-14	-11	-1	-1	-3	-1
Non-recurring items in operating result	**-26**	**-124**	**-110**	**-11**	**72**	**23**	**-197**	**7**
Consumer Packaging	109	156	11	37	23	38	27	51
Office Papers	37	93	-1	11	10	17	23	26
Other Papers	23	11	1	7	9	7	-1	3
Market Pulp and Energy	73	55	8	23	22	21	12	17
Other operations	-50	-2	-15	-18	-8	-10	6	-3
EBITDA, excl. non-recurring items	**192**	**313**	**4**	**60**	**55**	**73**	**66**	**94**
% of sales	5.9	8.9	0.6	7.3	6.6	8.5	8.0	10.8

Consumer Packaging	29	77	-9	17	3	18	7	31
Office Papers	-29	17	-14	-6	-7	-2	4	9
Other Papers	-15	-30	-8	-3	-1	-3	-10	-7
Market Pulp and Energy	32	26	-2	12	12	10	8	9
Other operations	-52	-16	-18	-17	-8	-9	0	-5
Operating result, excl. non-recurring items	**-35**	**75**	**-51**	**3**	**-1**	**14**	**9**	**37**
% of sales	-1.1	2.1	-7.1	0.4	-0.1	1.6	1.1	4.3

Return on capital employed %	**2008**	**2007**	**2008 Q4**	**2008 Q3**	**2008 Q2**	**2008 Q1**	**2007 Q4**	**2007 Q3**
Consumer Packaging	3.2	7.8	-6.0	8.3	1.4	8.7	0.1	15.1
Office Papers	-7.4	-21.0	-25.6	-3.2	-3.2	-0.6	-79.9	3.8
Other Papers	-14.3	-9.1	-63.5	-2.3	-1.2	18.1	-11.4	1.7
Market Pulp and Energy	12.6	3.1	-1.3	5.1	37.3	4.7	3.5	5.2
Group	**-1.3**	**-0.8**	**-19.7**	**-0.5**	**8.9**	**5.7**	**-22.4**	**5.9**

Capital employed EUR million	**2008**	**2007**	**2008 Q4**	**2008 Q3**	**2008 Q2**	**2008 Q1**	**2007 Q4**	**2007 Q3**
Consumer Packaging	801	823	801	839	829	813	823	843
Office Papers	556	808	556	645	664	726	808	977
Other Papers	415	398	415	518	532	522	398	398
Market Pulp and Energy	899	752	899	929	921	912	752	642
Unallocated and eliminations	822	522	822	-12	165	263	522	346
Group	**3,493**	**3,303**	**3,493**	**2,919**	**3,111**	**3,236**	**3,303**	**3,206**

The capital employed for a segment included its assets: goodwill, other intangible goods, tangible assets, biological assets, investments in associates, inventories, accounts receivables, prepayments and accrued income (excluding interest and taxes), less the segment's liabilities (accounts payable, advance payments, accruals and deferred income (excluding interest and taxes).

Personnel	**2008**	**2007**
Average		
Consumer Packaging	1,664	1,902
Office Papers	1,561	1,931
Other Papers	2,016	2,160
Market Pulp and Energy	569	550
Other continuing operations	1,039	1,724
Discontinued operations	2,238	4,408
Total	**9,087**	**12,675**

Deliveries 1,000 tonnes	**2008**	**2007**	**2008 Q4**	**2008 Q3**	**2008 Q2**	**2008 Q1**	**2007 Q4**	**2007 Q3**
Consumer Packaging	**1,345**	**1,386**	**303**	**348**	**351**	**342**	**336**	**346**
Office Papers	1,081	1,194	237	270	274	300	284	283
Other Papers	680	718	157	168	174	181	177	176
Paper business, total	**1,761**	**1,911**	**394**	**438**	**448**	**481**	**461**	**458**
Market Pulp	**1,115**	**997**	**264**	**291**	**279**	**281**	**247**	**261**

Production 1,000 tonnes	2008	2007	2008 Q4	2008 Q3	2008 Q2	2008 Q1	2007 Q4	2007 Q3
Consumer Packaging	**1,336**	**1,398**	**293**	**347**	**335**	**361**	**339**	**352**
Office Papers	905	1219	177	226	245	257	279	293
Other Papers	705	743	160	170	186	190	182	177
Paper business, total	**1,610**	**1 962**	**337**	**396**	**431**	**447**	**461**	**470**
Metsä-Botnia pulp 1)	**990**	**785**	**235**	**270**	**233**	**252**	**225**	**191**
M-real pulp	**1,486**	**1 536**	**303**	**377**	**391**	**415**	**369**	**417**

1) corresponds to M-real's share of 30% in Metsä-Botnia

m·real

M-real launches new profit improvement programme

M-real Corporation Stock Exchange Release 5 February 2009

M-real, part of Metsäliitto Group, launches a new profit improvement programme with an annual target of EUR 80 million. The full annual effect will be visible from 2011. Half of the profit improvements will come from fixed and variable cost savings in the business areas and the other half by streamlining the support functions to reflect the new corporate structure resulting from the divestment of Graphics Papers business at the end of 2008.

Most profit improvement measures taken by the business areas are planned to be completed in 2009 with an expected profit impact of EUR 20-25 million. The related non-recurring costs booked during 2009 are expected to be about EUR 18 million.

"We met last year's profit improvement targets and we were able to cover most of the record-high cost inflation. Based on current estimates, the profit impact of this new programme, combined with the effects of the previous programmes, will clearly exceed the cost inflation in 2009," says Mikko Helander, CEO, M-real.

M-real will also implement a separate programme to boost the 2009 cash flow by about EUR 60 million and will include reducing operating net working capital and cutting investments. "2009 is an exceptional year for the industry and requires radical actions. The emphases must be on improving cash flow," continues Helander.

M-REAL CORPORATION

Further information:

Seppo Parvi, CFO, tel. +358 10 465 4321
Juha Laine, Vice President, IR and Communications, tel. +358 10 465 4335

m·real

M-real Corporation Stock Exchange Release 27 January 2009

INVITATION TO CONFERENCE CALL AND WEBCAST PRESENTATION OF M-REAL'S FULL YEAR 2008 FINANCIAL RESULTS ON 5 FEBRUARY 2009

M-real's full year 2008 financial results will be published on **Thursday, 5 February 2009** at midday 12:00 EET. We are pleased to invite you to join M-real's international conference call **at 3:00 p.m. EET.**

Conference call participants are requested to call in a few minutes prior to the start of the conference call on the following numbers:

UK and Continental Europe: +44 20 7162 0077
US: +1 334 323 6201

The financial results will be presented by **Mikko Helander**, CEO and **Seppo Parvi**, CFO, Deputy to CEO.

The conference call and the webcast can be followed live on M-real's website. The presentation material will be available under IR section at www.m-real.com/investors and at M-real's web centre http://qsb.webcast.fi/mreal/ before the start of the conference call. The webcast will also be archived on the website.

Preregistration to conference call

Please reply by Wednesday, 4 February 2009 by:

E-mail: communications@m-real.com or
Fax: +358 10 465 4553

I will take part in the conference call on 5 February, 2009 at 3:00 p.m. EET.

Name:

Title:

Company:

M-real Corporation
P.O. Box 20, FI-02020 METSÄ, FINLAND
Revontulentie 6, 02100 ESPOO, FINLAND

Telephone +358 10 46 11
Fax +358 10 46 54553
E-mail communications@m-real.com
Internet www.m-real.com

Business ID 0635366-7

EXEMPTION NUMBER
82-3696

m-real

M-real Corporation Stock Exchange Release 23.1.2009

M-real's historical figures according to new reporting segments

M-real has adjusted its historical figures according to its new business area structure. The remaining ex-Graphic Papers area mills have been organised as follows:

- Äänekoski Paper mill is part of Consumer Packaging business area and Husum paper mill's machine 8 part of Office Papers business area. Both continue production for Sappi under long-term contracts
- Other Papers business area consists of Reflex, Gohrsmühle and Hallein mills

The historical figures based on the new business area structure are:

Sales EUR mill.	2008 Q3	2008 Q2	2008 Q1	2007 Q4	2007 Q3	2007 Q2	2007 Q1	2007
Consumer Packaging	274	274	266	259	267	275	268	1,069
Office Papers	203	204	223	213	213	221	241	888
Other Papers	153	157	164	160	162	158	165	645
Market Pulp and Energy	171	160	162	147	157	136	156	596
Internal Sales & Other operations	25	34	44	49	71	80	101	301
Continuing operations	**826**	**829**	**859**	**828**	**870**	**870**	**931**	**3,499**

EBITDA EUR mill.	2008 Q3	2008 Q2	2008 Q1	2007 Q4	2007 Q3	2007 Q2	2007 Q1	2007
Consumer Packaging	37	23	37	26	51	29	43	150
Office Papers	11	10	16	26	26	18	-4	66
Other Papers	6	9	7	-4	3	7	6	12
Market Pulp and Energy	23	22	21	11	17	9	17	54
Other operations	-28	63	15	5	2	-6	115	116
Other operations	**49**	**127**	**96**	**64**	**99**	**57**	**178**	**398**

EBITDA excl. non-recurring items EUR mill.	2008 Q3	2008 Q2	2008 Q1	2007 Q4	2007 Q3	2007 Q2	2007 Q1	2007
Consumer Packaging	37	23	38	27	51	35	43	156
Office Papers	11	10	16	23	26	18	26	93
Other Papers	6	9	7	-2	3	5	6	12
Market Pulp and Energy	23	22	21	12	17	9	17	55
Other operations	-17	-9	-9	6	-3	-1	-5	-3
Continuing operations	**60**	**55**	**73**	**66**	**94**	**66**	**87**	**313**

Operating result EUR mill.	2008 Q3	2008 Q2	2008 Q1	2007 Q4	2007 Q3	2007 Q2	2007 Q1	2007
Consumer Packaging	17	3	17	0	31	7	23	61
Office Papers	-6	-7	-2	-179	9	-2	-23	-196
Other Papers	-4	-2	-3	-13	-6	-4	-5	-28
Market Pulp and Energy	12	12	10	7	9	1	9	25
Other operations	-27	65	15	-3	1	-7	96	88
Continuing operations	**-8**	**71**	**37**	**-188**	**44**	**-5**	**100**	**-49**

Operating result, excl. non-recurring items EUR mill.	2008 Q3	2008 Q2	2008 Q1	2007 Q4	2007 Q3	2007 Q2	2007 Q1	2007
Consumer Packaging	17	3	18	7	31	15	23	77
Office Papers	-6	-7	-2	4	9	-2	7	17
Other Papers	-4	-2	-3	-10	-6	-6	-5	-27
Market Pulp and Energy	12	12	10	8	9	1	9	26
Other operations	-16	-7	-9	0	-6	-4	-9	-18
Continuing operations	**3**	**-1**	**14**	**9**	**37**	**4**	**25**	**75**

Roce, %	2008 Q3	2008 Q2	2008 Q1	2007 Q4	2007 Q3	2007 Q2	2007 Q1	2007
Consumer Packaging	8.3	1.4	8.7	0.1	15.1	3.6	11.3	7.8
Office Papers	-3.2	-3.2	-0.6	-79.9	3.8	-0.8	-8.9	-21.0
Other Papers	-3.0	-1.0	-2.8	-12.9	-6.0	-4.3	-4.4	-6.8
Market Pulp and Energy	5.1	37.3	4.7	3.5	5.2	0.6	4.3	3.1
Continuing operations	**-0.5**	**8.9**	**5.7**	**-22.4**	**5.9**	**-0.1**	**12.9**	**-0.8**

Roce % excl. non-recurring items	2008 Q3	2008 Q2	2008 Q1	2007 Q4	2007 Q3	2007 Q2	2007 Q1	2007
Consumer Packaging	8.3	1.4	9.2	3.8	15.1	7.3	11.3	9.7
Office Papers	-3.2	-3.2	-0.6	2.3	3.9	-0.8	3.0	2.2
Other Papers	-3.0	-1.0	-2.8	-10.3	-6.0	-6.0	-4.4	-6.6
Market Pulp and Energy	5.1	4.8	4.7	4.1	5.2	0.6	4.3	3.2
Continuing operations	**1.0**	**-0.2**	**2.9**	**1.8**	**5.1**	**1.0**	**4.0**	**2.8**

Deliveries 1,000 t	2008 Q3	2008 Q2	2008 Q1	2007 Q4	2007 Q3	2007 Q2	2007 Q1	2007
Consumer Packaging	**348**	**351**	**342**	**336**	**346**	**358**	**347**	**1,386**
Office Papers	270	274	300	284	283	297	330	1,194
Other Papers	168	174	181	177	175	171	176	699
Paper segments, total	**438**	**448**	**481**	**460**	**458**	**468**	**506**	**1,893**
Market Pulp	291	279	281	247	261	227	262	997

Production 1,000 t	2008 Q3	2008 Q2	2008 Q1	2007 Q4	2007 Q3	2007 Q2	2007 Q1	2007
Consumer Packaging	**347**	**335**	**361**	**339**	**352**	**348**	**358**	**1,398**
Office Papers	226	245	257	279	293	317	330	1,219
Other Papers	170	186	190	182	177	190	183	733
Paper segments, total	**396**	**431**	**447**	**461**	**470**	**507**	**514**	**1,952**
Metsä-Botnia pulp 1)	**270**	**233**	**252**	**225**	**191**	**181**	**187**	**785**
M-real pulp	**377**	**391**	**415**	**369**	**417**	**360**	**390**	**1,536**

1) correspongs to M-real's share of 30 % in Metsä-Botnia

The realised fair value and gain of EUR 75 million from the sale of Pohjolan Voima shares has been transferred from Other operations to the Market Pulp and Energy segment.

M-REAL CORPORATION

Further information
Juha Laine, Vice President, IR and Communications, tel. +358 10 465 4335

EXEMPTION NUMBER
82-3696

m·real

Standard & Poor's downgrades M-real's credit rating

M-real Corporation Stock Exchange Release 16 January 2009

Standard & Poor's has today downgraded M-real Corporation's B- rating to CCC+. The outlook of the rating remains negative.

Downgrade has an annual impact of approximately EUR 2 million on M-real's current annual financing costs.

M-REAL CORPORATION

Further information:
Seppo Parvi, CFO, tel. +358 10 465 4321
Juha Laine, Vice President, IR and Communications, tel. +358 10 465 4335

EXEMPTION NUMBER 82-3696

m·real

Impairment testing according to IAS 36

M-real Corporation Stock Exchange Release 14 January 2009

M-real's annual impairment testing has been finalised. Due to the divestment of Graphic Papers business to Sappi at the end of 2008, a new cash generating unit structure has been defined. The remaining ex-Graphic Papers business area mills form the following new cash generating units: Hallein, Husum PM8 & Äänekoski Paper and Speciality Papers. Additionally, a new cash generating unit, Market Pulp, has also been defined. The other cash generating units remain the same as in the previous testing.

M-real includes impairment charges of EUR 86 million in its fourth quarter 2008 results comprising:
- EUR 66 million impairment charge including EUR 9 million goodwill in Hallein
- EUR 20 million impairment charge including EUR 11 million goodwill in Husum PM8 & Äänekoski Paper

Of the impairment charge, EUR 66 million is allocated to Other Papers, EUR 16 million to Office Papers and EUR 4 million to Consumer Packaging business areas.

The impairment charges will reduce M-real's annual depreciations by approximately 10 million.

M-REAL CORPORATION

Further information:
Seppo Parvi, CFO, tel. +358 10 465 4321
Juha Laine, Vice President, IR and Communications, tel. +358 10 465 4335

EXEMPTION NUMBER
82-3696

m·real

M-real's plans for paper production at Hallein and Gohrsmühle advance

M-real Corporation Stock Exchange Release 14 January 2009

M-real, part of Metsäliitto Group, starts statutory negotiations at Hallein mill, Austria, targeting to discontinue the paper production at the end of April 2009. At Gohrsmühle mill, Germany, the standard fine paper production will be discontinued during April and its effects will be reviewed. At Gohrsmühle, it has already been decided that the production of speciality papers as well as uncoated fine paper reels and folio sheets will be expanded.

The European paper business has over the past years been suffering from overcapacity and the both mills have been making losses for a long period of time. Since September 2007, M-real has examined possibilities to solve the problems related to Hallein and Gohrsmüle.

During the recent months, M-real has been approached by local parties in regard to purchasing Hallein mill. These contacts have included proposals to continue coated fine paper production at Hallein, and at a later time, to change production to speciality papers, folding boxboard and liquid packaging board. However, from M-real's viewpoint these proposals have not included any viable business development opportunities or financing plans.

The combined standard coated fine paper production capacity of Hallein and Gohrsmühle is about 0.6 million tonnes per annum. The statutory negotiations related to the discontinuation of paper production at Hallein concern some 480 people.

"The strategic review related to the Hallein pulp mill continues. We aim to, in good cooperation with local parties, find a solution that secures jobs at the Hallein pulp mill," concludes Mikko Helander, CEO of M-real.

M-REAL CORPORATION

Further information:
Seppo Parvi, CFO, tel. +358 10 465 4321
Juha Laine, Vice President, IR and Communications, tel. +358 10 465 4335

Exemption Number
82-3696

m·real

Closure of Metsä-Botnia's pulp mill in Kaskinen

M-real Corporation Stock Exchange Release 14 January 2009

M-real Corporation's associated company Oy Metsä-Botnia Ab has today announced its decision to close its pulp mill in Kaskinen. In the statutory labour negotiations that commenced in November 2008 and concluded on 12 January 2009, the necessary economic preconditions for continuing the mill's operations could not be found so the mill will be closed during the first quarter of 2009. The mill's operations have become unprofitable due to poorer availability of competitively priced wood raw material over the long term and due to increased production costs.

As a result of the closure, Metsä-Botnia will book as non-recurring expenses approximately EUR 75 million, of which EUR 20 million are cash-flow effects. The non-recurring expenses will be booked in the 2009 result during the first quarter.

The Kaskinen BCTMP mill owned by M-real Corporation will continue its operations in Kaskinen normally.

M-real owns 30 per cent of Metsä-Botnia. Both M-real and Metsä-Botnia are subsidiaries of Metsäliitto Group.

M-REAL CORPORATION

Further information:
Seppo Parvi, CFO, tel. +358 10 465 4321
Juha Laine, Vice President, IR and Communications, tel. +358 10 465 4335

EXEMPTION NUMBER 82-3696

m·real

M-real prepares for lower demand and starts statutory negotiations in Finland

M-real Corporation Stock Exchange Release 8 January 2009

M-real Corporation, part of Metsäliitto Group, starts statutory negotiations concerning mill operations in Finland. Possible actions will be decided locally at the units. All in all, the negotiations concern about 1,500 people.

The target of the negotiations is to prepare the production temporarily for lower demand by temporary lay offs and working time arrangements. This is thus an anticipatory measure if no significant improvement in the demand situation experienced in late 2008 emerges.

M-REAL CORPORATION

Further information:
Seppo Parvi, CFO, tel. +358 10 465 4321
Juha Laine, Vice President, IR and Communications, tel. +358 10 465 4335

EXEMPTION NUMBER 82-3696

m·real

Changes in M-real's management and reporting structure

M-real Corporation Stock Exchange Release 5 January 2009

Following the divestment of Graphic Papers business M-real Corporation, a part of Metsäliitto Group, operates through three business areas: Consumer Packaging, Office Papers and Other Papers. Additionally, the M-real reporting structure includes Market Pulp and Energy segment.

The remaining ex-Graphic Papers business area's mills are managed as follows:
- Äänekoski Paper mill is a part of Consumer Packaging business area and Husum paper mill's machine 8 a part of Office Papers business area. Both are producing for Sappi under long-term contracts.
- Other Papers business area consists of Reflex, Gohrsmühle and Hallein mills.
- Kaskinen BCTMP mill is managed by Consumer Packaging business area.

M-real's Corporate Management Team consists of the following persons:
- Mikko Helander, CEO, Head of Other Papers business area in addition to his other duties
- Seppo Parvi, CFO & Deputy to the CEO
- Mika Joukio, SVP, Head of Consumer Packaging business area
- Seppo Puotinen, SVP, Head of Office Papers business area
- Matti Mörsky, SVP, Business development
- Mika Paljakka, SVP, HR and TQM
- Jarmo Salonen, SVP, Resources, Market Pulp and Energy

The new management structure is effective immediately.

Restated historical figures based on the new segment structure will be released before the announcement of full year 2008 financial result on 5 February 2009.

M-REAL CORPORATION

Further information:
Juha Laine, VP, IR and Communications, tel. +358 10 465 4335

EXEMPTION NUMBER
82 - 3696

m-real

M-real's divestment of Graphic Papers closed at year end 2008

M-real Corporation Stock Exchange Release 31 December 2008

In late September 2008, M-real Corporation, a part of Metsäliitto Group, announced the sale of its Graphic Papers business to the South African Sappi Limited for EUR 750 million. The economic value consists of approximately EUR 480 million in cash and assumed debt, EUR 220 million vendor loan note from Sappi to M-real and the rest in Sappi shares.

The transaction includes the Kangas, Kirkniemi, Biberist and Stockstadt mills with a total paper production capacity of about 1.9 million tons per annum as well as several long-term commercial agreements.

The transaction has been closed on 31 December 2008. The transaction consideration is subject to minor changes based on final operating net working capital and net debt at year end.

M-REAL CORPORATION

Further information:

Seppo Parvi, CFO, tel. +358 10 465 4321
Juha Laine, Vice President, IR and Communications, tel. +358 10 465 4335

m-real

M-real's fourth quarter and full year 2008 operating result excluding non-recurring items clearly weaker than previously expected

M-real Corporation Stock Exchange Release 17 December 2008

In connection with the third quarter 2008 result announcement, M-real expected the fourth quarter operating result, excluding non-recurring items, to weaken seasonally. The demand for M-real's main products in Europe was expected to remain relatively stable for the rest of the year.

M-real has earlier stated that the operating result for the full year 2008, excluding non-recurring items, is expected to be weaker than in 2007.

In the fourth quarter, the demand for M-real's main products has declined clearly more than the normally expected seasonality due to the weakening world economy. This has resulted in market-related curtailments at M-real's mills. The decline in market pulp prices has also weakened M-real's profitability more than expected.

The operating result, excluding non-recurring items, of the fourth quarter will be clearly weaker than in the third quarter. Thus, the full year 2008 operating result, excluding no-recurring items, will also be clearly weaker than in 2007.

M-REAL CORPORATION

Further information:
Seppo Parvi, CFO, tel. +358 10 465 4321
Juha Laine, VP, IR and Communications, tel. +358 10 465 4335

EXEMPTION NUMBER 82-3696

m·real

M-real's divestment of Graphic Papers expected to be closed at year end 2008

M-real Corporation Stock Exchange Release 15 December 2008

In late September 2008, M-real announced the sale of its Graphic Papers business to the South African Sappi Limited for EUR 750 million.

The transaction includes the Kangas, Kirkniemi, Biberist and Stockstadt mills with a total coated paper production capacity of about 1.9 million tons per annum as well as several long-term commercial agreements.

The competition authorities approved the transaction in October 2008. In early November 2008 Sappi's extraordinary shareholders' meeting accepted the deal and Sappi's rights offering was initiated. Sappi's rights offering was well received by the market and investors and it was successfully finalized on 12 December 2008.

The closing conditions have been satisfied and the transaction is expected to be closed at year end 2008.

M-REAL CORPORATION

Further information:
Seppo Parvi, CFO, tel. +358 10 465 321
Juha Laine, Vice President, IR and Communications, tel. +358 10 465 4335

EXEMPTION NUMBER 82-3696

m·real

M-real Corporation's financial reporting and annual general meeting in 2009

M-real Corporation Stock Exchange Release 13 November 2008

In 2009, M-real Corporation will publish the following financial reports:

The year 2008 financial results on February 5, 2009
Interim Report for January-March 2009 on April 22, 2009
Interim Report for January-June 2009 on July 23, 2009
Interim Report for January-September 2009 on October 22, 2009

M-real Corporation will hold its Annual General Meeting on March 12, 2009.

M-REAL CORPORATION

Further information:
Seppo Parvi, CFO, tel. +358 10 465 321
Juha Laine, Vice President, IR and Communications, tel. +358 10 465 4335